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TABLE OF CONTENTS
FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on December 24, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ICG COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

4813
(Primary standard industrial
classification code number)

Delaware	84-1342022
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

161 Inverness Drive West
Englewood, Colorado 80112
Telephone: (888) 424-1144 or (303) 414-5000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Bernard L. Zuroff
Executive Vice President,
General Counsel and Secretary
161 Inverness Drive West
Englewood, Colorado 80112
Telephone: (888) 424-1144 or (303) 414-5000
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Robert Mintz, Esq.
Scott A. Berdan, Esq.
Hogan & Hartson L.L.P.
One Tabor Center, Suite 1500
1200 Seventeenth Street
Denver, Colorado 80202
Telephone: (303) 899-7300

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Aggregate Amount to be Registered	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	2,342,034	$5.93	$13,888,261.62	$1,123.56(3)

Common Stock, $0.01 par value per share, underlying nominal warrants	473,684(1)	$5.93	$2,808,946.12	$227.24(4)

Common Stock, $0.01 par value per share, underlying warrants	567,959(1)	$9.12	$5,179,786.08	$419.04(5)

(1)
Pursuant to Rule 416 under the Securities Act, such number of shares of our common stock registered hereby shall also include an indeterminate number of additional shares of our common stock that may be issued from time to time upon exercise of the warrants by reason of adjustment in the exercise price in certain circumstances specified in the warrant agreements.

(2)
Estimated solely for the purpose of computing the registration fee required by Section 6(b) of the Securities Act.

(3)
Computed pursuant to Rule 457(c) of the Securities Act on the basis of the average of the bid and asked price of our shares of common stock on the OTC Bulletin Board electronic quotation system on December 18, 2003.

(4)
Computed pursuant to Rule 457(g) and Rule 457(c) of the Securities Act on the basis of the average of the bid and asked price of our shares of common stock on the OTC Bulletin Board electronic quotation system on December 18, 2003.

(5)
Computed pursuant to Rule 457(g) of the Securities Act on the basis of the price at which the warrants may be exercised.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and the selling stockholders are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

Subject to completion, December 24, 2003

PROSPECTUS

ICG COMMUNICATIONS, INC.

3,383,677 Shares of Common Stock

        This prospectus relates solely to the offer and sale by the selling stockholders identified in this prospectus of up to 3,383,677 shares of our common stock. Of these shares,

  •
  1,907,167 are currently issued and outstanding and held of record by the selling stockholders,

  •
  up to an aggregate of 434,867 may be issued to the selling stockholders at the direction of the bankruptcy court upon its final determination of the allocation of allowed unsecured claims as between our unsecured creditors in the bankruptcy,

  •
  up to an aggregate of 919,315 are issuable to the selling stockholders upon exercise of outstanding warrants currently held by the selling stockholders, and

  •
  up to an aggregate of 122,328 may become issuable to the selling stockholders upon exercise of additional warrants that may be issued to them upon the bankruptcy court's final determination of the allocation of allowed unsecured claims as between our unsecured creditors in the bankruptcy.

        The selling stockholders are offering all of the shares to be sold in the offering, but they are not required to sell any of these shares. The selling stockholders may sell the offered shares in public or private transactions, at prevailing market prices or at privately negotiated prices, and in transactions that may or may not involve the OTC Bulletin Board. In connection with these sales, the selling stockholders may use underwriters, broker-dealers, or agents who may receive compensation or commissions for the sales to be paid by the selling stockholders. We will incur expenses in connection with the registration of the common stock. We will not, however, receive any of the proceeds from any sales of our common stock by the selling stockholders, although we may receive proceeds from the exercise of the warrants to purchase 1,041,643 shares to the extent such warrants are exercised.

        If required, each time a selling stockholder sells shares of common stock we will provide a prospectus supplement that will contain specific information about the terms of that transaction. We urge you to carefully read this prospectus and any accompanying prospectus supplement before you make an investment decision.

        Our common stock is not listed on any national securities exchange or on the Nasdaq Stock Market. Our common stock is quoted on the OTC Bulletin Board under the symbol "ICGC." On December 18, 2003, the last reported bid price for our common stock was $5.82.

        The purchase of our common stock involves a high degree of risk. See "Risk Factors" beginning on page 5 for a discussion of factors that you should carefully consider before purchasing the shares offered by this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        .

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Cautionary Note Regarding Forward-Looking Statements
Recent Developments
Selling Stockholders
Use of Proceeds
Price and Related Information Concerning Common Stock
Dividend Policy
Plan of Distribution
Selected Consolidated Financial Data
Unaudited Selected Quarterly Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Quantitative and Qualitative Disclosures about Market Risk
Business
Management
Certain Relationships and Related-Party Transactions
Security Ownership of Certain Beneficial Owners and Management
Description of Capital Stock
Legal Matters
Experts
Where You Can Find Additional Information
Glossary of Selected Terms
Financial Statements

        If it is against the law in any jurisdiction to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that jurisdiction, and no offer or solicitation is made by this prospectus to any such person.

        You should rely only on the information provided in this prospectus or any supplement. Neither we nor any of the selling stockholders have authorized anyone to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of this prospectus or any supplement.

i

PROSPECTUS SUMMARY

        Because this is only a summary, it does not contain all of the information that may be important to you. You should read the entire prospectus, including "Risk Factors" and the financial statements and the notes to the financial statements, before deciding to invest in our common stock. As used herein, and except as the context may otherwise require, the terms "Company," "we," "us," "our" or "ICG" mean, collectively, ICG Communications, Inc. and all of its consolidated subsidiaries. References to the "predecessor company" refer to us prior to our emergence from our Chapter 11 reorganization proceedings described below.

        Whenever we refer in this prospectus to our common stock, we mean the common stock that we first issued upon emerging from our Chapter 11 reorganization proceedings described below, unless the reference relates to common stock outstanding prior to October 10, 2002 or specifically refers to our "predecessor company's common stock" or our "pre-reorganization common stock," which is no longer outstanding.

        For explanations of certain technical terms relating to our business discussed in this prospectus, see "Glossary of Selected Terms."

ICG COMMUNICATIONS, INC.

BUSINESS OVERVIEW

        ICG is a facilities-based, nationwide communications provider focused on providing data and voice services to corporate customers, Internet Service Providers, or ISPs, and telecommunication carriers. Headquartered in Englewood, Colorado, we are a certified competitive local exchange carrier, or CLEC, in most states, having interconnection agreements with every major local exchange carrier.

        We have designed and built our local and regional fiber optic networks to serve geographic locations where we believe there are large numbers of potential customers. Our network architecture reflects a convergence of circuit switched technology used in our PSTN network, and packet switched technology used in our IP network.

        Our network infrastructure allows us to quickly scale to meet customer demand, address network issues and control the costs and features of our product offerings. The key components of this network include transport, Class 5 digital switches, SS7 and IP. We have access to customer facilities, LEC and IXC facilities, and connectivity between our own switches. Our Class 5 digital switches placed in 31 markets across the country allow us to offer a wide range of voice and data services across a large network footprint. Our own SS7 network enables us to maintain and monitor certain critical aspects of our network without having to rely on an outside entity. Finally, our IP infrastructure allows us to route both data and IP voice services across our entire network.

Corporate Services

        We offer Internet access, data and voice services to small- to medium-sized businesses, with an emphasis on IP telephony services. We believe that our corporate services offering represents the most favorable revenue opportunity to leverage our network infrastructure.

        The demand for data services in commercial applications is expected to increase significantly over the next several years, as businesses address their growing need for data connections and greater bandwidth. We are positioning ourselves to take advantage of these industry trends by leveraging our established CLEC customer base and existing network infrastructure to expand our corporate services business.

        We continue to add new products and services to our corporate services offering. Growth in the corporate services business is anticipated to come primarily from sales of long distance services, dedicated internet access services, or DIA, voice and Internet converged services, and enhanced voice services. In February 2003, we launched a converged voice and data solution, VoicePipe™, a single solution that bundles long distance and IP business telephone service, along with high-speed Internet access. VoicePipe™ is available today in most of our markets.

Point-to-Point Broadband Services

        We provide dedicated bandwidth to connect (i) inter-exchange carriers, or IXCs, to local markets, large corporations and other carrier facilities and (ii) large corporations to their inter-exchange carrier sites and other corporate locations. Such dedicated bandwidth sales are focused in areas where we maintain local fiber and buildings on our own network or in close proximity to our own network. Point-to-point broadband service also includes switched access and SS7 services, which are used to connect long distance and local exchange carriers' networks.

Dial-Up Services

        We provide primary rate interface, or PRI, ports (one and two way) and managed modem remote access services, or RAS, to many of the largest national ISPs and other telecommunications carriers, as well as to numerous regional ISPs and other communication service companies. Most of these services are provided through our owned switch facilities. Currently, our network footprint has the capability to provide dial-up service to over 75% of the nation's population.

REORGANIZATION AND EMERGENCE FROM BANKRUPTCY

        On November 14, 2000, we and our then operating subsidiaries filed voluntary petitions for protection under Chapter 11 of Title 11 of the United States Code, or the Bankruptcy Code, in the United States District Court for the District of Delaware, which we refer to in this prospectus as the Bankruptcy Court. On December 19, 2001, we filed a plan of reorganization and disclosure statement with the Bankruptcy Court. The plan and related disclosure statement were subsequently amended on March 1, 2002, March 26, 2002, and April 3, 2002, the date upon which we submitted the amended plan to our creditors for approval. On May 16, 2002, our amended plan was accepted by all of the classes of creditors entitled to vote, and on May 21, 2002, the Bankruptcy Court confirmed the amended plan.

        Under the amended plan of reorganization, we received commitment letters for exit financing totaling $65 million, which was to be funded predominantly by Cerberus Capital Management, L.P., or Cerberus. The closing of the exit financing transactions did not occur, however, and our amended plan failed to become effective, notwithstanding its confirmation, because Cerberus and we could not mutually agree upon the final terms of the proposed exit financing.

        After consulting with our official committee of unsecured creditors and our senior secured lenders, we engaged in further negotiations regarding the exit financing with Cerberus. As a result of those negotiations, on July 25, 2002, we reached agreement with Cerberus regarding the financing that was embodied in a modification to the amended plan of reorganization that had been previously confirmed. The amended plan, as modified, is referred to in this prospectus as the "Modified Plan."

        On July 26, 2002, we filed the Modified Plan, together with a supplement to the disclosure statement, with the Bankruptcy Court. On August 23, 2002, we submitted the Modified Plan to our creditors for approval. On October 7, 2002, our Modified Plan was accepted by all of the classes of creditors entitled to vote, and on October 9, 2002, the Bankruptcy Court confirmed the Modified Plan. On October 10, 2002, our Modified Plan became effective and we emerged from Chapter 11 bankruptcy protection.

        Under the Modified Plan, on October 10, 2002, all shares of our capital stock outstanding prior to our emergence from bankruptcy were cancelled, as were all of our outstanding options and warrants.

Also under the Modified Plan, (i) the Bankruptcy Court has the authority and is expected to instruct us to issue up to 8 million shares of our common stock for the benefit of our general unsecured creditors in the bankruptcy, approximately 7.7 million shares of which have been issued to our unsecured creditors and approximately 0.3 million shares of which had not yet been issued as of September 30, 2003, and (ii) we received exit financing consisting of a $25 million senior subordinated term loan and approximately $59.4 million of secured notes, the proceeds from which were used to refinance and retire our pre-reorganization senior secured credit facility. Also under the Modified Plan, the Bankruptcy Court has the authority and is expected to instruct us to issue warrants to purchase, in the aggregate, up to 800,000 shares of our common stock at an exercise price per share of $9.12 to our general unsecured creditors in the bankruptcy. As of December 19, 2003, we had issued warrants to purchase, in the aggregate, up to 759,690 shares of the available 800,000 shares of our common stock. The warrants may be exercised from the date of issuance until the later of (i) October 10, 2007, or (ii) the date that a registration statement covering the common stock underlying the warrants becomes effective. In connection with our exit financing pursuant to the Modified Plan, we also issued to our exit financing lenders warrants to purchase an additional 200,000 shares of our common stock at an exercise price per share of $9.12 and warrants to purchase an additional 473,684 shares of our common stock at an exercise price per share of $0.01. All such warrants expire, if unexercised, on July 25, 2007.

QWEST TRANSACTION AND DEBT REDUCTION

        On October 2, 2003, Qwest Communications Corporation, or Qwest, historically one of our most significant customers, paid us an aggregate of approximately $75.8 million in cash to terminate early its obligations under four separate dial-up data services agreements that it had entered into with us. Qwest also paid us approximately $31.0 million in cash as final payment for the Qwest dial-up data services provided and to be provided by us under the four agreements between June 30 and December 31, 2003. All of our services provided to Qwest under these agreements will terminate, by agreement, on December 31, 2003.

        Upon our receipt of the Qwest early termination revenue and the Qwest dial-up services revenue, we used approximately $81.2 million of the approximate $106.8 million proceeds to prepay in full the aggregate balance outstanding under our secured notes and senior subordinated term loan. As a result of the prepayments, our $42.1 million of cash held in a cash collateral account for the benefit of our secured lenders was released to us and became available to us for general corporate purposes.

OTHER INFORMATION

        Our principal executive offices are located at 161 Inverness Drive West, Englewood, Colorado 80112 and our telephone number is (888) 424-1144. Our common stock is quoted on the OTC Bulletin Board under the symbol "ICGC." Our web page can be found at http://www.icgcomm.com.

THE OFFERING

Common stock offered by the selling stockholders	3,383,677 shares(1)
Common stock deemed outstanding as of December 19, 2003	8,000,000 shares(2)
Use of proceeds
All of the proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell shares of common stock. We will not receive any proceeds from the sale of the common stock offered by the selling stockholders.
OTC Bulletin Board symbol	"ICGC"
Risk Factors	Please refer to the section of this prospectus entitled "Risk Factors" beginning on page 5 for a discussion of risks that you should consider carefully prior to deciding to invest in our common stock.

(1)
The common stock offered by the selling stockholders consists of (i) 1,907,167 shares that are currently issued and outstanding and held of record by the selling stockholders, (ii) up to an aggregate of 434,867 shares that may be issued to the selling stockholders at the direction of the Bankruptcy Court upon its final determination of the allocation of allowed unsecured claims as between our unsecured creditors in the bankruptcy, (iii) up to an aggregate of 919,315 shares that are issuable to the selling stockholders upon exercise of outstanding warrants currently held by the selling stockholders, and (iv) up to an aggregate of 122,328 shares that may become issuable to the selling stockholders upon exercise of additional warrants that may be issued to them upon the Bankruptcy Court's final determination of the allocation of allowed unsecured claims as between our unsecured creditors in the bankruptcy.

(2)
In accordance with the Modified Plan, a total of 8,000,000 shares of our common stock will be issued to the pre-reorganized company's unsecured creditors who have their claims allowed by the Bankruptcy Court on a pro rata basis. While the final allocation among the unsecured creditors of 293,106 of the shares had not been made as of the date of this prospectus, all of these shares are treated as outstanding as of October 10, 2002 and thereafter for financial reporting purposes. This amount excludes an aggregate of 1,473,684 shares of common stock that may be issued upon exercise of warrants issued and to be issued under the Modified Plan, a portion of which shares are being registered for resale hereby, and an aggregate of 701,010 shares of common stock that may be issued upon exercise of outstanding stock options.

RISK FACTORS

        Any investment in our common stock involves a high degree of risk. These risks relate not only to our business and operations specifically, but also to the performance of the telecommunications industry generally as it relates to our operations. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected.

Risks Related to Our Company

As a result of the Qwest transaction and our negative cash flow, our liquidity has been significantly impaired, we may not have sufficient cash to meet our ongoing operational and capital obligations, and our viability as a going concern is not assured

        Our business is capital intensive and has historically required significant amounts of cash. As a result of the Qwest transaction described below under "Recent Developments," our anticipated operating income and net cash provided by operating activities have been significantly reduced and we expect that we will incur significant future losses. In addition, capital expenditures and debt and capital lease principal payments in amounts greater than net cash provided by operating activities have resulted in negative cash flow, which we expect will continue for the foreseeable future.

        While we have decreased the level of our capital expenditures and reduced our debt and capital lease obligations, in order to continue as a going concern we will need to increase our revenues, sell non-strategic assets, reduce our costs of operations and raise additional capital. We anticipate that our reduced debt burden and unencumbered asset base will enhance our ability to raise needed capital. Nevertheless, there can be no assurance that financing will be available to us on acceptable terms, or at all, since financing is contingent upon market conditions and our results of operations. We currently are focusing our efforts to raise revenues, sell non-strategic assets, reduce costs and raise additional capital. We anticipate that if we are unable to sell non-strategic assets or raise capital before the end of the first quarter of 2004, we may not have sufficient funds to continue in business, and our results of operations and financial condition will be materially adversely affected.

        Moreover, even if we address our liquidity issues in the short-term, by selling assets or raising capital, we still will need to increase our revenues and reduce our costs of operations in order to sustain our growth and longer term business viability. If we are unable to accomplish these longer term objectives, our results of operations and financial condition will be materially adversely affected and we may not be able to stay in business.

Raising additional capital may result in the dilution of our current stockholders' ownership interests and our becoming subject to restrictive debt covenants

        If we raise additional funds through equity financing, including issuing our common stock, securities convertible into our common stock, or rights to acquire such securities or common stock, our current stockholders may experience dilution of their ownership interests. We cannot predict the effect that such issuance may have on the price of our common stock or the degree to which our stockholders' ownership interests will be diluted. In addition, newly issued securities may have rights superior to the rights relative to our common stock. If we raise additional funds through debt, we may become subject to restrictive debt covenants that could limit our operating flexibility.

Our business may be adversely impacted if we are not able to attract and retain a new CEO and other qualified management and employees

        On November 30, 2003, Randall E. Curran, our former Chairman of the Board of Directors and Chief Executive Officer, ceased his employment, and our Board of Directors named Mr. Jeffrey R. Pearl as Interim Chief Executive Officer until it finds a permanent replacement. We are highly dependent on the services of our management and other key personnel. The loss of the services of Mr. Curran and other senior executives and key personnel could cause us to make less successful strategic decisions, which could hinder the introduction of new services or make us less prepared for technological or marketing problems, which could, in turn, reduce our ability to serve our customers or lower the quality of our services. We believe that a critical component for our success will be the timely hiring and retention of key personnel, particularly a new CEO. If we fail to attract and retain key personnel, our ability to generate revenue, operate our business, obtain financing and compete could be adversely affected.

Our Board of Directors is controlled by two stockholders; their interests may conflict with each other and the interests of other stockholders

        Currently, W.R. Huff Asset Management Co., L.L.C., referred to in this prospectus as Huff, and its affiliates, and Cerberus, and its affiliates beneficially own approximately 19% and 17%, respectively, of our voting securities, and as a result they have significant voting power with regard to all matters requiring shareholder action. They also control our Board of Directors. Pursuant to the Modified Plan, our Amended and Restated Certificate of Incorporation and our Restated By-laws, our Board of Directors is comprised of five directors, with the Company currently being obligated to nominate for election (in connection with any meeting of or written consent solicited from our stockholders called for the purpose of electing directors) two individuals designated by Cerberus, two individuals designated by Huff and the individual acting as our Chief Executive Officer. The number of directors comprising our Board may only be increased above five by the affirmative vote of all but one of the directors then in office. Additionally, the provisions of our Restated By-Laws regarding each of Huff's and Cerberus' director nomination rights may not be amended, altered or repealed without their prior consent unless Cerberus, with respect to its director nominees, and Huff, with respect to its director nominees, in each instance, beneficially owns less than 1% of our shares of common stock at the time of the amendment.

        At present, due to Mr. Curran's resignation, there are only four directors on the Board: two directors nominated by Huff and two directors nominated by Cerberus. Consequently, it is likely that, for the foreseeable future, Huff and Cerberus will have the collective ability to control all matters requiring Board action, including potential financing transactions, mergers and acquisitions, sales and other dispositions of assets, the nomination of directors and our overall management and the determination of our policies. In certain circumstances, the interests of Huff and Cerberus may not coincide with our other stockholders' interests, and in some cases the respective interests of Huff and Cerberus may not coincide with each other. This may make the value of our stockholders' investments less attractive to potential buyers and less valuable generally.

A significant portion of our revenue is derived from a small number of large customers and we may not be able to retain them on profitable terms

        A significant portion of our revenue is derived from contracts with a small number of large customers. In the nine months ended September 30, 2003, four of our customers each accounted for more than 5% of our ongoing communications revenue (calculated as total communications revenue less the Qwest dial-up services revenue discussed below under "Recent Developments"). Combined, these customers accounted for 39% of our ongoing communications revenue in the nine months ended September 30, 2003. Our business and operating income may be materially adversely affected if we are not able to retain these customers on profitable terms. Upon the expiration of our agreements with our customers, including our largest customers, there can be no assurance that they will elect to renew their respective agreements on similar terms. They may elect to significantly reduce service levels, negotiate lower pricing or disconnect services completely. In addition, certain material customer agreements do not require the customer to maintain minimum commitments at current levels. For these customers, there can be no assurance that they will continue to purchase the same amount of services from us, even during the term of their present contract.

        During the third quarter of 2003, one of our four largest customers, which accounted for 9% of our communications revenue in the nine-month period ended September 30, 2003, renegotiated its pricing with us. As a result, the customer's pricing, which was previously based on a fixed price per line for a fixed term, is now based on actual month-to-month usage. This change resulted in approximately a 30% reduction in revenues from this customer based on current network traffic. Additionally, as a result of the Qwest transaction discussed below under "Recent Developments," future Qwest revenue will be significantly reduced.

We may not be able to maintain our customers on profitable terms if we do not meet certain minimum performance levels

        Many of our material service contracts require us to meet certain minimum performance standards. In the event we fail to meet these minimum performance levels, we may be required to issue credits and the customers may, in certain circumstances, have the ability to terminate their contracts and pursue other civil remedies. Although our network has been designed to mitigate the impact of network outages, there can be no guarantee that a network failure will not occur. In the event of a network outage, we could fail to meet these performance standards and our revenue could be adversely impacted.

Unauthorized use of a network infrastructure could detrimentally affect our business

        We have installed what we believe are adequate protections to guard against unauthorized use of our network by third parties. These safeguards are not infallible and it is possible that the integrity of our network could be compromised to the detriment of us and our customers, which could result in an adverse effect on our customer relationships and our business.

Financial information related to our post-emergence operations is limited and our adoption of fresh start reporting makes comparisons of our financial position and results of operations after bankruptcy with those of prior periods more difficult

        Because we emerged from bankruptcy on October 10, 2002, there is limited historical operating and financial data available from which to analyze our ongoing operating results and cash flows. Following our emergence from bankruptcy, we implemented fresh start reporting for periods following the reorganization. Fresh start reporting requires us to restate the value of all our assets and liabilities to reflect assets of reorganization value and liabilities at fair value. As a result, the consolidated financial statements for periods after our emergence from bankruptcy are not comparable to our consolidated financial statements for the periods prior to our emergence from bankruptcy, which were prepared on an historical basis.

Our success is dependent upon maintaining good commercial relationships with our suppliers, which may be adversely impacted by uncertainty regarding our financial condition

        We rely, in part, on other telecommunications service providers to provide us with voice and data communications capacity via leased telecommunications lines. If our current suppliers become increasingly concerned about our financial condition, they may in the future be unwilling to provide or expand their current levels of service to us, demand accelerated payments or refuse to extend us normal trade credit, any of which could adversely affect our commercial relationships with our suppliers, our cash conservation measures and our results of operations. Although additional capacity is available from alternate suppliers, there can be no assurance that we could obtain substitute capacity from other providers at reasonable prices and in a timely fashion if our current providers ceased doing business with us. Our failure to obtain capacity on a timely basis and at reasonable prices from alternate service providers, if the need arises, could also adversely affect our business and financial condition.

Our success is dependent on the quality of services that we receive from our suppliers

        The quality of service that we deliver to our customers may be impacted if there are disruptions in our suppliers' services or if our suppliers are unable to expand their current levels of services. There are no assurances that interruptions will not occur or that our suppliers will be able to scale the delivery of their services to meet our future needs. Service interruptions and the inconsistent provision of supplier services could produce substantial customer dissatisfaction and possibly cause us to fail to meet our minimum service level commitments, which could adversely affect our results of operations and financial condition. For more information regarding our minimum service level commitments, see "Risk Factors—We may not be able to maintain our customers on profitable terms if we do not meet certain minimum performance levels," above.

Changes in, or our inability to comply with, existing government regulations could adversely impact our business

        Communication services are subject to significant regulation at the federal, state and local levels. Assumptions inherent in our business plan are consistent with existing, as well as recently enacted, regulatory changes. Adverse changes to the regulatory environment and other unfavorable events, such as the following, could negatively impact us:

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  Delays in receiving required regulatory approvals or the imposition of onerous conditions for these approvals;

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  Difficulties in completing and obtaining regulatory approval of interconnection agreements, which provide for the interconnection of our networks with existing local telephone companies' networks;

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  Enactment of new, adverse legislation or regulatory requirements or changes in the interpretation of existing laws or regulations; and

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  Enactment of new, adverse legislation that increases our tax burden or the tax burden of our customers.

        Many regulatory proceedings regarding issues that are important to our business are currently under way or are being contemplated by federal and state authorities. Changes in regulations, future regulations adopted by federal, state or local regulators, or other legislative or judicial initiatives relating to the telecommunications industry could cause our pricing and business models to fluctuate or could otherwise adversely affect our results of operations and financial condition. A discussion of the governmental regulations affecting our business is discussed under "Business—Regulatory Activity."

Our reciprocal compensation revenue will likely decline as a result of government regulation

        Reciprocal compensation rates for voice traffic are negotiated elements of inter-carrier compensation established pursuant to interconnection agreements between two parties. However for Internet bound traffic, in April 2001, the Federal Communications Commission, or FCC, in response to an opinion by the U.S. Court of Appeals for the District of Columbia Circuit, issued an order regarding reciprocal compensation for Internet bound traffic. The FCC order placed limits on the volume of reciprocal compensation eligible traffic, the recovery of reciprocal compensation in new markets entered after April 2001, the applicable compensation rates unless the interconnection agreements between the carriers allow for continued compensation and further provided for the elimination of compensation after June 2004. The FCC is expected to provide further guidance with respect to reciprocal compensation on Internet bound traffic prior to June 2004.

        We have executed interconnection agreements with all regional bell operating companies, or RBOCs, and most other incumbent local exchange carriers, or ILECs. While the initial terms of some of those agreements have expired or are soon expiring, we are in the process of renegotiating and extending the terms of the interconnection agreements. Interconnection agreements with RBOCs from which we receive approximately 75% of our reciprocal compensation expire before June 30, 2004. We believe reciprocal compensation revenue will be reduced by approximately 50% in the third quarter of 2004 due to the elimination of compensation for internet bound traffic. Reciprocal compensation is discussed in more detail under "Business—Regulatory Activity—Reciprocal Compensation."

Our business and results of operations will be adversely affected if we are not able to manage the expansion of our service offerings and our network and infrastructure

        We plan to introduce new communications services, expand service in our existing markets and possibly expand service offerings into new markets. In addition to the costs involved in these undertakings (See above under "Risk Factors—We may not be able to raise sufficient capital at reasonable costs and on satisfactory terms to meet our planned operations, unforeseen needs and to drive growth"), such projects entail various operational and financial risks, including the following:

  •
  Attracting new customers and selling new services to existing customers;

  •
  Obtaining any required governmental permits and rights-of-way;

  •
  Implementing interconnection agreements with ILECs and addressing other regulatory matters;

  •
  Designing, acquiring and installing transmission, switching and data facilities;

  •
  Training, managing and retaining our employee base; and

  •
  Accurately predicting and managing the cost and timing of associated capital expenditure programs.

        In the event we are unable to successfully manage and implement such projects, our business, results of operations and financial condition will be adversely affected in a material manner.

Our success depends on adapting to rapidly changing technology within the telecommunications and data and Internet industries

        In recent years, technology used in the telecommunications industry has evolved rapidly, and we expect that the technology will continue to change. Although we believe our telecommunications infrastructure currently enables us to provide superior service and reliability to our customers, we will inevitably be required to upgrade the infrastructure. Therefore, we continuously evaluate emerging technologies in light of our planned service offerings and the demands of our customer base in order to maintain our competitive positioning within the industry (i.e., functionality, operating cost structure, etc.).

        Additionally, the markets for data and Internet-related services are characterized by rapidly changing technology, evolving industry standards, changing customer needs, emerging competition and frequent new product and service introductions. The future success of our data services business will depend, in part, on our ability to accomplish the following in a timely, cost-effective manner:

  •
  Effectively install and use leading technologies and update or convert from existing technologies and equipment;

  •
  Continue to develop technical expertise;

  •
  Develop new services that meet changing customer needs; and

  •
  Influence and respond to emerging industry standards and other technological changes.

        The introduction of new technologies may reduce the cost of services similar to those that we provide. As a result, our most significant competitors in the future may be new entrants to the telecommunications industry. These new entrants may not be burdened by an installed base of outdated or undepreciated equipment and, therefore, may be able to more quickly respond to customers' demands at lower prices.

        Our pursuit of necessary technological advances may require substantial time and expenses. In addition, we may be required to shorten the estimated economic lives of our existing network infrastructure assets, which could materially increase our depreciation expenses. Integrating new technologies into our network, when necessary, may prove to be difficult and expensive, and technological upgrades to our network may not become available in a timely fashion at a reasonable cost, or at all. If the technology choices we make prove to be incorrect, ineffective or too costly, our objective of meeting our customers' demands for existing and future telecommunication services could fail. If our network infrastructure becomes obsolete and we are unable to maintain our competitive positioning, our business, results of operations and financial condition will be adversely affected in a material manner.

Many of our competitors have superior resources, which could place us at a cost and price disadvantage

        The telecommunications industry is extremely competitive, particularly with regard to pricing for services and service levels. Many of our current and potential competitors have substantially greater market presence, engineering, technical and marketing capabilities and financial, personnel and other resources than we do. Some also have more established brand names and larger customer bases to better promote their services. As a result, some of our competitors can raise capital at a lower cost than we can, and they may be able to adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisitions and other opportunities more readily, and devote greater resources to the development, marketing and sale of products and services than we can. Some of our competitors also have a greater ability to sustain temporary and prolonged operating losses and negative cash flows because of their greater financial resources. If we fail to effectively compete with our competitors, our market share could decrease and the value of our common stock could be negatively impacted.

The oversupply of telecommunications network infrastructure has resulted, and may continue to result, in decreasing prices, which could have a material impact on our results of operations

        The immense capital investment made in the telecommunications industry in recent years has resulted in an oversupply of network infrastructure and capacity. Combined with this oversupply, rapid technological advancements and intense competition have resulted in significant pricing pressure in each of our main service areas. While we believe that overall our pricing is competitive, we cannot predict what impact such oversupply of network infrastructure and capacity will have on our future operating results. There can be no assurance that sufficient demand will exist for our services or that prices will not continue to decline.

Terrorist attacks and other acts of violence or war may adversely affect the financial markets and our business

        As a result of the September 11, 2001 terrorist attacks and related subsequent events, there has been considerable uncertainty in world financial markets. The full effect on the financial markets of these events, as well as concerns about future terrorist attacks, is not yet known. They could, however, adversely affect our ability to obtain financing on terms acceptable to us, or at all. There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly affect our physical facilities or those of our customers. These events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and world financial markets and economy. Any of these occurrences could materially adversely affect our business.

Risks Related to Our Common Stock

Because the composition of our Board of Directors does not meet applicable listing standards, our securities are not eligible for listing on any national securities exchange or the Nasdaq Stock Market

        Certain of the directors nominated by Huff and Cerberus are also employees or agents of Huff or Cerberus, respectively. As a result, they are not "independent" under the listing standards of any national securities exchange or the Nasdaq Stock Market. Because our shares are not eligible for listing on a national exchange or the Nasdaq Market, and rather are traded on the OTC Bulletin Board, there is not an established market for our shares and the opportunities to sell your shares may be limited. See "Risk Factors—A limited trading market for our common stock may result in delays in your ability to sell your common stock or lower your returns; you should be prepared to hold your investment indefinitely."

Because our common stock is not listed on the Nasdaq Stock Market or a national securities exchange, we are not subject to certain reporting and corporate governance obligations

        Our common stock is not listed on a national securities exchange or quoted on the Nasdaq Stock Market. Companies whose shares are listed on a national securities exchange or quoted on the Nasdaq Stock Market are required to comply with applicable self-regulatory organization rules (for example, the Nasdaq Marketplace Rules), which, as required by the Sarbanes-Oxley Act of 2002, contain or will contain corporate governance requirements in addition to those contemplated by the Delaware General Corporation Law, or DGCL, and the federal securities laws, including requirements related to:

  •
  Distribution of interim reports;

  •
  Solicitation of proxies;

  •
  Independent directors;

  •
  Audit, compensation and nominating committees; and

  •
  Stockholder voting rights with respect to stock incentive plans.

        We are not, therefore, required to comply with recently adopted rules that will require listed companies to have increased independent director representation on their boards of directors or an audit committee composed solely of independent directors. The absence of these enhanced corporate governance standards makes our actions and the actions of our Board of Directors less transparent to our shareholders and the public, and may make it more difficult for us to obtain equity financing on favorable terms. We currently do not intend to seek a listing on any exchange or the Nasdaq Stock Market.

A limited trading market for our common stock may result in delays in your ability to sell your common stock or lower your returns; you should be prepared to hold your investment indefinitely

        Although there currently is a limited trading market for our common stock on the OTC Bulletin Board, we cannot assure that an active trading market for our stock will develop or that limited trading will continue. Unlike the Nasdaq Stock Market or a national securities exchange where the issuer applies for listing of its securities, an active and orderly trading market on the OTC Bulletin Board depends on the existence, and individual decisions, of willing buyers and sellers at any given time. We will not have any control over the willingness of any such parties to create a trading market, and we have experienced very low trading volume since our common stock has been quoted on the OTC Bulletin Board. If the OTC Bulletin Board trading market for our common stock does not continue or becomes more sporadic, the market value of our common stock could be affected adversely and it would become difficult to buy or sell shares on short notice. Consequently, you should be prepared to hold your shares of common stock indefinitely. Although the shares of our common stock were trading at greater than $5.00 per share on the OTC Bulletin Board on December 18, 2003, if our common stock trades at less than $5.00 per share, it could result in such stock being deemed to be "penny stock" pursuant to applicable Securities and Exchange Commission, or SEC, regulations. Accordingly, our common stock could be subject to the so-called penny stock rules, which could adversely affect the market liquidity of our common stock. These rules impose additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than established customers and institutional accredited investors and require the delivery of a disclosure schedule explaining the nature and risks of the penny stock market. As a result, the ability or willingness of broker-dealers to sell or make a market in our common stock might decline.

We do not expect to pay dividends on our common stock in the foreseeable future

        We have never paid cash dividends on our common stock and do not expect to pay dividends in the foreseeable future. The payment of any dividends by us in the future will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition and the general financial condition of our subsidiaries. In addition, our ability to pay a dividend is limited by Delaware law because we may only pay a dividend out of our available surplus, or if there is no such surplus, out of our net profit for the year we are declaring the dividend and/or the preceding fiscal year.

The market price of our common stock is subject to volatility as well as trends in the telecommunications industry in general

        The current market price of our common stock may not be indicative of prices that will prevail in the trading markets in the future. The market price of the common stock could be subject to wide fluctuations in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results and cash flow, our earnings releases and our competitors' earnings releases, announcements of technological innovations, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities markets and the market for telecommunications stocks, changes in capital markets that affect the perceived availability of capital to communications companies, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions. In particular, valuations of telecommunication companies have generally decreased over the past three years. Trends in this industry are likely to have a corresponding impact on the price of our common stock.

Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price

        As of December 19, 2003, we have issued, subsequent to our reorganization, an aggregate of 7,706,894 shares of our common stock to our pre-reorganization unsecured creditors whose claims were allowed. Pursuant to the Modified Plan, the Bankruptcy Court has the authority to cause us to issue up to an additional 293,106 shares to such creditors upon the final allocation by the Bankruptcy Court of our allowed unsecured claims. None of these shares are subject to any lock-up restrictions and they may be sold at any time, subject to compliance with applicable law, including Rule 144 under the Securities Act. 3,383,677 of such shares are being registered for resale hereby for the selling stockholders named in this prospectus and, upon effectiveness of the registration statement of which this prospectus forms a part, will be freely tradable by such selling stockholders without regard to Rule 144 of the Securities Act. Sales of large blocks of shares of our common stock acquired pursuant to the Modified Plan in the public market could lower our stock price and impair our ability to raise funds in future stock offerings.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can generally be identified as such because the context of the statements include words such as "intends," "anticipates," "expects," "estimates," "plans," "believes," "may," "will" and other similar words. Additionally, statements that describe the Company's future plans, objectives or goals also are forward-looking statements. All forward-looking statements are subject to certain risks and uncertainties that could cause actual results or outcomes to differ materially from those currently anticipated. These risks and uncertainties, which are described in more detail in the section entitled "Risk Factors," include, but are not limited to the following:

  •
  We may not have sufficient cash to meet our ongoing operational and capital obligations, and our long-term liability as a going concern is not assured;

  •
  We may not be able to make sufficient capital to meet our cash flow requirements;

  •
  Raising additional capital may dilute our current stockholders' ownership interests;

  •
  We may not be able to retain our large customers, from whom we receive a significant portion of our revenue, on profitable terms;

  •
  Our success is dependent on the quality of services we receive from our suppliers;

  •
  Changes in, or our inability to comply with, existing government regulations could adversely impact our business;

  •
  Our success depends on adapting to rapidly changing technology;

  •
  Many of our competitors have superior resources, which could place us at cost and price disadvantage;

  •
  The oversupply of telecommunications network infrastructure has resulted, and may continue to result in decreasing prices;

  •
  We may not be able to attract and retain a new CEO and other qualified management and employees;

  •
  Our Board of Directors is controlled by two stockholders;

  •
  Our securities are not eligible for listing on any national securities exchange or the Nasdaq Stock Market, and as such we are not subject to certain reporting and corporate governance requirements, and there is only a limited trading market for our common stock;

  •
  The market price of our common stock is subject to volatility as well as the volatility of telecommunications industry in general; and

  •
  Sales of large amounts of our common stock or the perception that sales could occur may depress our stock price

        All of our subsequent written and oral forward-looking statements (or statements that may be attributed to us) are expressly qualified by the cautionary statements. You should carefully review the risk factors described herein and in our other filings with the SEC from time to time, including our quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as our other reports and filings made with the SEC from time to time.

        Our forward-looking statements are based on information available to us today, and we will not update these statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. If our expectations turn out to be incorrect, actual results may differ materially from the projections based upon these expectations.

RECENT DEVELOPMENTS

Qwest Agreement

        On September 30, 2003, Qwest agreed to pay us an aggregate of approximately $106.8 million in cash to terminate early four dial-up data services agreements it had entered into with us and to pay in full to us all unpaid service fees attributable to those agreements through the end of 2003. The Qwest agreement requires that substantially all of the Qwest dial-up data services be disconnected from our network by December 31, 2003.

        The $106.8 million payment under the Qwest agreement was received on October 2, 2003 and was comprised of the following:

  (i)
  $75.8 million of Qwest early termination revenue in consideration of the early termination of the Qwest dial-up data services agreements, which amount was recorded as revenue in September 2003 and classified as "Early termination" revenue in the accompanying statement of operations;

  (ii)
  $24.6 million of Qwest dial-up data services revenue earned between June 30, 2003 and September 30, 2003, as required by the Qwest dial-up data services agreements prior to the completion of the Qwest agreement, which amount was recorded as revenue in September 2003 and classified as "Communications" revenue in the accompanying statement of operations; and

  (iii)
  $6.4 million for the provision of Qwest dial-up data services between October 1, 2003 and December 31, 2003, primarily to transition Qwest from our network as required by the Qwest agreement, which amount was determined using the estimated fair market value of the services to be provided during the period and was recorded as current deferred revenue as of September 30, 2003.

        Although we do not generally allocate our costs to specific products or customers due to the nature of our network architecture, it is management's estimate that the variable gross margin generated from the Qwest dial-up data services revenue ranged from between 70% and 80%.

        Historical revenue statistics for our major customers, including Qwest, are provided under "Business—Customer Concentration, Marketing and Sales—Customer Concentration."

Prepayment of Secured Notes and Senior Subordinated Term Loan

        The terms of our secured notes and senior subordinated term loan required us to prepay the entire amount outstanding under such indebtedness upon the completion of the Qwest transaction described above. Therefore, on or about October 7, 2003, we utilized approximately $81.2 million of the Qwest proceeds from the Qwest transaction to pay in full our secured notes and all amounts outstanding under our senior subordinated term loan. Upon repayment in full of such indebtedness, $42.1 million of cash held in a cash collateral account for the benefit of the lenders was released to us. We intend to use the remaining proceeds from the Qwest transaction and the cash released from the collateral account for working capital and general corporate purposes, and to support our continued investment in our corporate services product offering.

        Interest expense on our secured notes and senior subordinated term loan amounted to $7.6 million in the nine months ended September 30, 2003. As a result of our repayment of such indebtedness, our future interest expense is expected to decrease accordingly.

Pro Forma Effect of the Qwest Transaction and Debt Prepayment

        The following unaudited pro forma condensed financial information has been prepared by our management based upon our historical financial statements and is being provided because we believe that it is useful in showing the impact that the Qwest transaction and debt prepayment, which we refer to in these pro formas as the "Transactions," will have on our financial condition and results of operations and cash flows in future periods. The pro forma adjustments are based on available information and assumptions that management believes are reasonable. The unaudited pro forma condensed financial information does not purport to represent what our results of operations, cash flows or financial condition would actually have been had the Transactions occurred on the dates indicated, or to project our results of operations, cash flows or financial condition for any future periods. The unaudited pro forma condensed financial information should be read in conjunction with our historical financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

        The unaudited pro forma condensed balance sheet data as of September 30, 2003 is presented as if the Transactions occurred as of September 30, 2003. The unaudited pro forma condensed statement of operations and cash flow data for the nine months ended September 30, 2003 is presented as if the Transactions occurred as of the close of business on December 31, 2002 and the variable gross margin generated from the Qwest dial-up data services revenue (which is classified as "Communications" revenue) was 75%. There can be no assurance that this represents our actual variable gross margin on the Qwest dial-up data services revenue.

Selected Balance Sheet Data

	As of September 30, 2003
	As Reported	Receipt of Qwest Transaction Funds(1)	Prepayment of Secured Indebtedness(2)	Pro Forma
	(in thousands of dollars)
Assets:
Cash	19,962	90,400	(39,027)	71,335
Restricted cash	48,886	—	(42,152)	6,734

	68,848	90,400	(81,179)	78,069
Trade receivables, net	112,023	(90,400)	—	21,623
Deferred financing costs, net of accumulated amortization of $1.1 million at September 30, 2003	2,285	—	(2,285)	—
Other	226,096	—	—	226,096

Total assets	409,252	—	(83,464)	325,788

Liabilities and stockholders' equity:
Secured Notes and Senior Subordinated Term Loan, net of discount of $3.9 million at September 30, 2003(2)	77,270	—	(77,270)	—
Other debt	22,582	—	—	22,582
Capital lease obligations	79,768	—	—	79,768

Total debt and capital lease obligations	179,620	—	(77,270)	102,350
Other liabilities	87,720	—	—	87,720
Stockholders' equity	141,912	—	(6,194)	135,718

Total liabilities and stockholders' equity	409,252	—	(83,464)	325,788

(1)
Assumes full collection of the $90.4 million related to the Qwest transaction as of September 30, 2003.

(2)
Assumes payment in full of the aggregate secured indebtedness balances as of September 30, 2003. Cash of $81.2 million was required to retire the aggregate secured indebtedness balances of $77.3 million. The unamortized deferred financing costs of $2.3 million and the unamortized debt discount of $3.9 million as of September 30, 2003, were written off, resulting in a charge of $6.2 million to the statement of operations.

        The unaudited pro forma balance sheet data presented reflects an unrestricted cash position of approximately $71 million, and total debt and capital lease obligations of approximately $102 million. Although the balance sheet position has been strengthened and our operational flexibility enhanced as a result of the Transactions, the loss of future revenue will negatively affect our operating results and will have a material negative effect on the our liquidity.

Selected Statement of Operations and Cash Flow Data

	Nine months ended September 30, 2003
	As Reported	Qwest Transaction	Termination of Secured Indebtedness	Pro Forma
	(in thousands of dollars)
Revenue:
Communications	285,581	(73,879)	—	211,702
Early termination	75,779	(75,779)	—	—

Total revenue	361,360	(149,658)	—	211,702
Operating costs and expenses:
Operating costs	181,738	(18,470)	—	163,268
Selling, general and administrative expenses	68,908	—	—	68,908
Depreciation and amortization	31,233	—	—	31,233
Other expense, net	2,815	—	—	2,815

Total operating costs and expenses	284,694	(18,470)	—	266,224

Operating income (loss)	76,666	(131,188)	—	(54,522)

Other income (expenses):
Interest expense	(18,306)	—	7,584	(10,722)
Other	2,439	—	—	2,439

Total other expense, net	(15,867)	—	7,584	(8,283)

Net income (loss)	60,799	(131,188)	7,584	(62,805)

Principal payments on long-term debt and capital lease obligations	11,680	—	(2,970)	8,710

Capital expenditures	27,266	—	—	27,266

        The unaudited pro forma condensed statement of operations and cash flow data presented reflects a net operating loss before depreciation charges of approximately $23 million, principal payments on long-term debt and capital lease obligations of approximately $9 million and capital expenditures of approximately $27 million, resulting in a net consumption of cash of approximately $59 million. Pro forma revenue presented excludes the Qwest dial-up data services revenue, which accounted for approximately 26% of our communications revenue in the nine months ended September 30, 2003, and the Qwest early termination revenue. Pro forma operating costs reflect a reduction amounting to 25% of the Qwest dial-up data services revenue. There can be no assurance that this is the amount of operating costs that would have been eliminated if the transaction had occurred as of the close of business on December 31, 2002.

        In an effort to offset the significant loss of recurring revenue, we have commenced several operating initiatives to increase sales and reduce operating expenses and capital expenditures. These initiatives include increasing our sales force, reducing network operating costs and delaying certain capital expenditures. Each of these initiatives is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Impact of the Transactions on Liquidity."

SELLING STOCKHOLDERS

        The shares of common stock to be offered and sold from time to time pursuant to this prospectus by the selling stockholders identified below (and any of their respective transferees, assignees, donees, distributees, pledgees or other successors in interest) were issued or are to be issued to them under the

Modified Plan, or are issuable to them upon exercise of warrants issued or to be issued to them under the Modified Plan. Of the 3,383,677 shares of common stock that may be offered and sold under this prospectus, included are an aggregate of up to 434,867 shares that may be issued to the selling stockholders in connection with our reorganization but which have not yet been so issued, an aggregate of up to 919,315 shares that are issuable upon exercise of warrants currently held by the selling stockholders, and up to an aggregate of 122,328 shares may become issuable upon exercise of warrants that may be issued to the selling stockholders in connection with our reorganization but which have not yet been so issued. All of these shares are being registered to permit public sales of such shares, and the selling stockholders may offer all, some or none of the shares listed below for resale from time to time as described under the caption "Plan of Distribution."

        We have prepared the table that follows based upon information provided to us by the selling stockholders prior to the effective date of the registration statement of which this prospectus forms a part. The footnotes to the table indicate, among other things, the nature of any position, office or other material relationship that the selling stockholders had with us or any of our predecessors or affiliates within the past three years. Except as otherwise indicated, the listed selling stockholders have informed us that they have sole voting and investment power with respect to the shares beneficially owned by them.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering(3)
Name of Beneficial Owner			Shares Offered
	Number	Percentage(2)		Number	Percentage
William R. Huff(4)	1,595,663	19.3%	1,595,663	0	0
Stephen Feinberg(5)	1,460,144	16.8%	1,460,144	0	0
Morgan Stanley & Co., Inc.(6)	327,870	4.1%	327,870	0	0

(1)
Beneficial ownership is based upon the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock and securities exercisable or convertible within 60 days of December 15, 2003 into shares of common stock are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The common stock is our only outstanding class of equity securities.

(2)
Applicable percentage of ownership for each selling stockholder is based on 8 million shares of common stock deemed outstanding for purposes of calculating the percentage of common stock owned as of December 15, 2003.

(3)
The amount and percentage of securities listed as beneficially owned by the selling stockholders after the offering are based upon the assumption that all of the shares being offered are sold pursuant to this prospectus, and that no other shares of common stock are acquired or disposed of by the selling stockholders prior to the termination of this offering. Because the selling stockholders may sell all, some or none of their shares pursuant to this prospectus or otherwise, or acquire or dispose of other shares of our common stock during the offering period covered by this prospectus, no estimate can be given as to the amount or percentage of shares that will be held by the selling stockholders after completion of this offering.

(4)
The amount reported includes 168,991 shares of common stock underlying warrants issued under the Modified Plan, 395,760 shares of common stock that may be issued under the Modified Plan and 118,102 additional shares of common stock underlying warrants that may be issued under the Modified Plan. Pursuant to the Modified Plan and our Restated By-Laws, we are currently obligated to nominate for election (in connection with any meeting of or written consent solicited from our stockholders called for the purpose of electing directors) two individuals designated by Huff. Our Board members, William J. Connors and Joseph R. Thornton are our Huff nominated directors. William R. Huff is the Principal and President of Huff.

(5)
The amount set forth herein includes 22,279 shares of our common stock and 4,110 shares of our common stock underlying warrants that may be issued pursuant to the Modified Plan, and 680,870 shares of our common stock underlying warrants that have been issued pursuant to the Modified Plan. Pursuant to the Modified Plan and our Restated By-Laws, we are currently obligated to nominate for election (in connection with any meeting of or written consent solicited from our stockholders called for the purpose of electing directors) two individuals designated by Cerberus and its affiliates. Our Board members, Timothy F. Price and John A. Scarpati are our Cerberus nominated directors. Stephen Feinberg is the investment manager of Cerberus.

(6)
The amount reported includes 69,454 shares of common stock underlying warrants issued under the Modified Plan, and 16,828 additional shares of common stock and 116 shares of common stock underlying warrants that may be issued under the Modified Plan. During our bankruptcy proceeds, representatives from Morgan Stanley & Co., Inc. served on our creditor's committee. Upon our emergence from bankruptcy, Morgan Stanley & Co., Inc. purchased $2.5 million of our senior subordinated term loan and $8.9 million of our secured notes.

USE OF PROCEEDS

        The selling stockholders will receive all of the net proceeds from the sale of the common stock offered by this prospectus. Accordingly, we will not receive any proceeds from the sale of the common stock.

PRICE AND RELATED INFORMATION CONCERNING COMMON STOCK

Market Information for Our Common Stock and Information Regarding Our Other Securities

        Pursuant to our Modified Plan, on October 10, 2002, (1) all then-outstanding shares of our pre-reorganization capital stock were cancelled, as well as all unexercised options and warrants, and (2) the Bankruptcy Court authorized us to issue the following equity securities:

  •
  8,000,000 shares of common stock were authorized for issuance and distribution to our pre-reorganization unsecured creditors on a pro rata basis in exchange for their allowed claims in the bankruptcy proceedings; and

  •
  warrants to purchase 800,000 shares of common stock were authorized for issuance and distribution to certain of our pre-reorganization unsecured creditors on a pro rata basis in exchange for their allowed claims in the bankruptcy proceedings.

        As of December 19, 2003, 7,706,894 shares of our common stock had been issued to our unsecured creditors. The remaining 293,106 shares are expected to be distributed after the final reconciliation of allowed pre-petition unsecured bankruptcy claims filed against us during our bankruptcy proceedings. Also as of December 19, 2003, warrants to purchase 759,690 shares of our common stock had been issued to our unsecured creditors. Warrants to purchase the remaining 40,310 shares will be distributed after the final reconciliation of allowed pre-petition unsecured bankruptcy claims filed against us during our bankruptcy proceedings. The exercise price per share of the warrants is $9.12, which represented our reorganized equity value per share on the date that we emerged from bankruptcy. The warrants may be exercised from the date of issuance until the later of (i) October 10, 2007, or (ii) the date that a registration statement covering the common stock underlying the warrants becomes effective. Additionally, in connection with the issuance of our secured notes and the establishment of our senior subordinated term loan upon our emergence from reorganization, we issued the following equity securities, all of which expire, if unexercised, on July 25, 2007:

  •
  warrants to purchase 473,684 shares of common stock, at an exercise price of $0.01 per share, to the lenders under the secured notes; and

  •
  warrants to purchase up to 200,000 shares of common stock, at an exercise price of $9.12 per share, to the lenders under the secured notes.

        Options to purchase 1,033,137 shares of our common stock, subject to adjustment to prevent the dilution or enlargement of optionees' rights, have been authorized for grant to our employees under the 2002 and 2003 stock option plans. In addition, options to purchase 120,000 shares of our common stock have been authorized for grant to our outside directors.

        The following table summarizes the status of our employee stock option plan and non-employee director compensation plan as of September 30, 2003:

	Shares underlying options	Weighted average exercise price
Outstanding at December 31, 2002	701,677	$9.12
Granted	173,250	8.30
Cancelled	(105,000)	9.12

Outstanding at September 30, 2003	769,927	$8.94

        Our common stock is quoted under the symbol "ICGC" on the OTC Bulletin Board. None of our other securities are listed on any exchange or quoted on any market or quotation system. Our common stock has had a very limited trading history since the effective date of our plan of reorganization, and there is no established trading market for our common stock or for our other securities.

        The following table shows the high and low bid quotations per share of our common stock following our emergence from bankruptcy reorganization for the periods indicated for 2003 and 2002, as provided to us by The Nasdaq Stock Market, Inc. These over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2003	High	Low
Third Quarter	$11.20	$6.60
Second Quarter	9.50	4.00
First Quarter	5.00	2.60
2002	High	Low
Fourth Quarter (from October 11)*	$2.00	$1.55

*
The high and low bid quotations reflect the month of December only, as the information for the entire period was not available from The Nasdaq Stock Market, Inc.

        On December 18, 2003, the average of our high and low bid prices per share of our common stock was $5.92 on the OTC Bulletin Board.

Market Information for Pre-reorganization Common Stock

        Until November 16, 2000, our pre-reorganization common stock was listed under the symbol "ICGX" on the Nasdaq National Market System. The Nasdaq National Market halted trading of our pre-reorganization common stock on November 14, 2000 and delisted the stock on November 18, 2000 as a result of our bankruptcy filing. Our pre-reorganization common stock then was traded over the counter until June 19, 2002 under the symbol "ICGXQ." From June 20, 2002 through October 11, 2002 our pre-reorganization common stock was traded over the counter under the symbol "ICGCV." Information regarding high and low bid quotations for the period from January 1, 2001 through October 11, 2002 is not provided because it was not available from The Nasdaq Stock Market, Inc..

DIVIDEND POLICY

        We have never declared or paid any dividends on our common stock or our pre-reorganization common stock. We expect to retain all earnings, if any, generated by our operations for the development and growth of our business and do not anticipate paying any dividends to our stockholders for the foreseeable future. Please refer to the section of this prospectus entitled "Risk Factors—We do not expect to pay dividends on our common stock in the foreseeable future" for a further discussion of our policy.

PLAN OF DISTRIBUTION

        The selling stockholders' common stock is being registered by us on their behalf in order to permit the selling stockholders to make public secondary trades of their shares from time to time from the date of this prospectus. The selling stockholders required us to register their shares of common stock pursuant to their rights under the Registration Rights Agreement among us. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement." As used in this prospectus, the term "selling stockholder" includes, where appropriate, donees and pledgees selling common stock received from another selling stockholder after the date of this prospectus. The selling stockholders may offer the shares from time to time. They may sell the shares in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. They may sell the shares using one or more of the following methods or other methods, or in any combination of such methods:

  •
  to broker-dealers acting as principals;

  •
  through broker-dealers acting as agents;

  •
  in underwritten offerings;

  •
  in block trades;

  •
  in agency placements;

  •
  in privately negotiated transactions;

  •
  through short sales;

  •
  in exchange distributions; and

  •
  in brokerage transactions.

        The selling stockholders or the purchasers of the shares may pay compensation in the form of discounts, concessions or commissions to broker-dealers or others who act as agents or principals or both. The amounts of compensation may be negotiated at the time and may be in excess of customary commissions. Broker-dealers and any other persons participating in a distribution of the shares may be underwriters as that term is defined in the Securities Act, and any discounts, concessions or commissions may be underwriting discounts or commissions under the Securities Act. The selling stockholders may grant a security interest in shares owned by them. If the secured parties foreclose on the shares, they may be selling stockholders. In addition, the selling stockholders may sell short the shares. This prospectus may be delivered in connection with short sales and the shares offered may be used to cover short sales.

        Any or all of the sales or other transactions involving the shares described above, whether completed by the selling stockholders, any broker-dealer or others, may be made using this prospectus. Sales and certain other transactions involving some of the shares described above are subject to the provisions of the Registration Rights Agreement. In addition, any shares that qualify for sale under Rule 144 of the Securities Act and/or Section 1145 of the Bankruptcy Code may be sold under Rule 144 and/or Section 1145 of the Bankruptcy Code rather than by using this prospectus. The shares may also be offered in one or more underwritten offerings, on a firm commitment or best efforts basis.

        We will not receive any proceeds from the sale of the shares by the selling stockholders. The shares may be sold in one or more transactions at a fixed offering price which may be changed, at varying prices determined at the time of sale or at negotiated prices. The prices will be determined by the selling stockholders or by agreement between the selling stockholders and their underwriters, dealers, brokers or agents.

        If required under the Securities Act, the number of the shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any commission with respect to a particular offer will be set forth in a prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from selling stockholders or purchasers of the shares or both. In addition, sellers of shares may be underwriters as that term is defined in the Securities Act, and any profits on the sale of shares by them may be discount commissions under the Securities Act. The selling stockholders may have other business relationships with us and our subsidiaries or affiliates in the ordinary course of business.

        The selling stockholders also may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares. The selling stockholders may also pledge the shares to a broker-dealer and the broker-dealer may sell those shares upon a default.

        Under the securities laws of certain states, the offered common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the offered common stock may not be sold unless the offered common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The selling stockholders and any other person participating in the sale or distribution of the offered common stock will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the offered common stock by the selling stockholders and any such person. The anti-manipulation rules under the Exchange Act may apply to sales of offered common stock in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the sale or distribution of the offered common stock to engage in market-making activities with respect to the particular offered common stock being sold or distributed for a period of up to five business days before the sale or distribution. All of the foregoing may affect the marketability of the offered common stock and the ability of any person or entity to engage in market-making activities with respect to the offered common stock.

        The selling stockholders and each other person who participates as an underwriter in the offering or sale of the offered common stock, if any, will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith, under the terms of the Registration Rights Agreement. Similarly, we will be indemnified by the selling stockholders in certain circumstances against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith, under the Registration Rights Agreement.

        We agreed to register the securities under the Securities Act, and to keep the registration statement of which this prospectus is a part, effective until the earlier of the date on which all selling stockholders could sell the offered common stock free of all restrictions in accordance with Rule 144(k) of the Securities Act or the date that all selling stockholders have disposed of all common stock under this prospectus.

        Upon sale pursuant to the registration statement of which this prospectus forms a part, the offered common stock will be freely tradable in the hands of persons other than our affiliates.

        We will pay all costs associated with this offering, other than the fees and expenses of more than one counsel for the selling stockholders and any underwriting discounts and commissions, brokerage commissions and fees and transfer taxes.

        We cannot assure you that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data for the years ended December 31, 1998, 1999, 2000 and 2001, the period January 1, 2002 through October 11, 2002 and the period October 11 through December 31, 2002 have been derived from our audited consolidated financial statements. The information set forth below should be read in conjunction with our audited consolidated financial statements and the notes thereto included elsewhere herein, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." Interim data as of and for the nine months ended September 30, 2002 and 2003 are unaudited, but include in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of that data. Results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for any other interim period or an entire year.

        The term "Reorganized Company" is used in this prospectus to refer to ICG after its emergence from bankruptcy reorganization, and the term "Predecessor Company" is used to refer to ICG for all periods prior to its emergence from bankruptcy reorganization. Due to the adoption of fresh start reporting as of October 11, 2002, the Reorganized Company's post-fresh start reporting balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with, and are therefore generally not comparable to, those of the Predecessor Company prior to the application of fresh start reporting. In accordance with SOP 90-7, the Reorganized Company's balance sheet, statement of operations and statement of cash flows have been presented separately from those of the Predecessor Company.

	Predecessor Company						Reorganized Company	Predecessor Company	Reorganized Company
	Years Ended December 31,					Jan. 1 - Oct. 11	Oct. 12 - Dec. 31	Nine months ended September 30,
	1998	1999	2000		2001	2002			2003
	(in thousands of dollars, except per share data)
Revenue	$303,317	$479,226	$598,283		$499,996	$333,167	$86,937	$320,865	$361,360
Income (loss) from continuing operations	(338,691)	(466,462)	(2,490,496	)(1)	(112,665)	4,367,334(2)	(1,476)	(54,335)	60,799
Income (loss) per common share from continuing operations:
Basic	(7.49)	(9.90)	(49.63)		(2.14)	79.94	(0.18)	(1.00)	7.60
Diluted	(7.49)	(9.90)	(49.63)		(2.14)	79.94	(0.18)	(1.00)	7.16
	Predecessor Company				Reorganized Company
	As of December 31,					As of September 30,
	1998	1999	2000	2001	2002	2003
	(in thousands of dollars)
Total assets	$1,589,647	$2,020,621	$980,452	$755,165	$377,458	$409,252
Long-term liabilities and capital lease obligations	1,666,836	1,978,135	34,167	51,796	200,193	109,362
Liabilities subject to compromise	—	—	2,870,130(3)	2,729,590(3)	—	—
Redeemable preferred securities of subsidiaries	466,352	519,323	1,366,660	1,326,745	—	—

(1)
Includes provision for impairment of long-lived assets of $1.7 billion.

(2)
Includes net reorganization income of $4.4 billion.

(3)
Amounts represent ICG's pre-petition debt.

UNAUDITED SELECTED QUARTERLY FINANCIAL INFORMATION

        The following table presents selected unaudited operating results of the Predecessor Company for the quarterly periods during the year ended December 31, 2001, the three quarters in the nine months ended September 30, 2002, and the period October 1, 2002 through October 11, 2002, and selected unaudited operating results of the Reorganized Company for the period October 12, 2002 through December 31, 2002 and for the three quarters in the nine months ended September 30, 2003. Results of operations for any particular quarter or period are not necessarily indicative of results of operations for a full year or predictive of future periods. The table also presents selected statistical data as of the end of each fiscal quarter during the year ended December 31, 2001 and 2002 and for the three quarters in the nine months ended September 30, 2003. The following information should be read in conjunction with our consolidated financial statements, including the related notes thereto, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Selected Consolidated Financial Data," all appearing elsewhere in this prospectus.

        Due to the adoption of fresh start reporting as of October 11, 2002, the Reorganized Company's post-fresh start reporting balance sheets, statements of operations and statements of cash flows have not been prepared on a consistent basis with, and are therefore generally not comparable to, those of the Predecessor Company prior to the application of fresh start reporting. In accordance with SOP 90-7, the Reorganized Company's balance sheets, statements of operations and statements of cash flows have been presented separately from those of the Predecessor Company.

	Predecessor Company								Reorganized Company
	2001				2002					2003
	Quarter Ended				Quarter Ended					Quarter Ended
								Oct. 1 - Oct. 11	Oct. 12 - Dec. 31
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30			Mar. 31	June 30	Sept. 30
	(in thousands of dollars, except per share amounts and statistical data)
Statement of Operations Data:
Revenue(1)	$136,397	$121,252	$124,071	$118,276	$112,171	$102,780	$105,914	$12,302	$86,937	$100,227	97,585	163,548
Operating income (loss)	(22,921)	(13,787)	(4,561)	(26,759)	(2,429)	(7,938)	5,831	1,489	3,741	8,298	2,056	66,312
Income (loss) from continuing operations	(53,357)	(33,321)	25,764	(51,751)	(31,284)	(18,035)	(5,016)	4,421,669	(1,476)	2,295	(2,520)	61,024
Net income (loss)	(53,357)	(33,321)	25,764	(51,751)	(31,284)	(18,035)	(5,016)	4,421,669	(1,476)	2,295	(2,520)	61,024
Net income (loss) per share:
Basic	(1.02)	(0.64)	0.48	(0.96)	(0.58)	(0.33)	(0.09)	80.04	(0.18)	0.29	(0.32)	7.63
Diluted	(1.02)	(0.64)	0.48	(0.96)	(0.58)	(0.33)	(0.09)	80.04	(0.18)	0.27	(0.32)	7.18
Statistical Data:
Full time employees	1,476	1,422	1,389	1,368	1,342	1,138	1,147	n/a	1,146	1,150	890	953
Telecom services:
Access lines in service, in thousands(2)	778	719	789	742	807	834	870	n/a	903	937	862	736
Buildings connected:
On-net	925	881	902	901	911	912	909	n/a	909	908	904	905
Hybrid(3)	8,151	7,264	6,315	5,727	5,189	4,748	4,413	n/a	4,262	4,121	4,266	4,338

Total buildings connected	9,076	8,145	7,217	6,628	6,100	5,660	5,322	n/a	5,171	5,029	5,170	5,243
Operational switches:
Circuit	44	44	43	43	47	46	46	n/a	47	46	46	46
ATM	26	27	26	27	25	26	26	n/a	24	23	23	23

Total operational switches	70	71	69	70	72	72	72	n/a	71	69	69	69
Operational regional fiber route miles(4)	6,280	6,280	6,245	6,245	6,245	6,245	6,407	n/a	6,429	6,434	6,363	6,363
Operational regional fiber strand miles(5)	166,498	166,498	165,847	165,847	165,847	165,927	166,228	n/a	172,574	180,494	182,305	182,305
Collocations with ILECs	160	160	148	161	160	158	158	n/a	162	145	145	148

(1)
Revenue of the Reorganized Company is comparable to that of the Predecessor Company, except with respect to revenue recognition of certain deferred revenue. Due to the write down of the deferred revenue balance in connection with the application of fresh start reporting, revenue was reduced by approximately $1 million per quarter.

(2)
Access lines in service include only provisioned lines generating revenue.

(3)
Hybrid buildings connected represent buildings connected to our network via another carrier's facilities.

(4)
Regional fiber route miles refers to the number of miles of fiber optic cable, including leased fiber. As of September 30, 2003, we had 6,363 regional fiber route miles, 3,653 of which were leased.

(5)
Regional fiber strand miles refers to the number of regional fiber route miles, including leased fiber, along a telecommunications path multiplied by the number of fiber strands along that path. As of September 30, 2003, we had 182,305 regional fiber strand miles, 43,738 of which were leased.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and accompanying notes beginning on page F-1 of this prospectus. All dollar amounts are in U.S. dollars.

REORGANIZATION AND EMERGENCE FROM BANKRUPTCY

        On November 14, 2000, we and our then operating subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code. On October 10, 2002, our plan of reorganization became effective. For a more detailed description of our bankruptcy filings and our plan of reorganization, see "Prospectus Summary—Reorganization and Emergence from Bankruptcy" and "Price and Related Information Concerning Common Stock."

BUSINESS OVERVIEW

        We are a facilities-based, nationwide communications provider focused on providing data and voice services to ISPs, telecommunication carriers and corporate customers. We are a certified CLEC in most states, having interconnection agreements with every major local exchange carrier. Our facilities support corporate, point-to-point broadband and dial-up services, each of which three primary product offerings is described in greater detail under "Business—Product Offerings" and "—Business and Strategy".

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, uncollectible accounts receivable, long-lived assets, operating costs and accruals, litigation and contingencies. Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Such information forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies address the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Financial Reporting by Entities in Reorganization under the Bankruptcy Code and Fresh Start Reporting

        Between November 14, 2000, and October 10, 2002, we operated as a debtor-in-possession under the supervision of the Bankruptcy Court. Our financial statements for reporting periods within that time frame were prepared in accordance with the provisions of Statement of Position 90-7 "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," also commonly referred to as SOP 90-7.

        For financial reporting purposes, the close of business on October 11, 2002 represents the date of our emergence from bankruptcy and the effective date of our Modified Plan. The implementation of our Modified Plan resulted in a new capital structure, the satisfaction or disposition of various types of pre-reorganization claims, and the assumption or rejection of certain lease agreements and executory contracts.

        In connection with our emergence from bankruptcy, we adopted fresh start reporting in accordance with the requirements of SOP 90-7. The application of SOP 90-7 resulted in the creation for financial reporting purposes of a new reporting entity. Under fresh start reporting, our reorganization value was allocated to our assets and liabilities on a basis substantially consistent with purchase accounting in accordance with Statement of Financial Accounting Standard No. 141, "Business Combinations."

        We engaged an independent financial advisor to assist in the determination of our reorganization value or fair value. The independent financial advisor estimated our reorganization value range between $250 million and $325 million. We used a reorganization value of $284 million, which consisted of equity and funded debt of $83 million and $201 million, respectively, for fresh start reporting as of October 11, 2002. The fresh start reporting adjustments, which primarily related to the adjustment of our assets and liabilities based upon reorganization value, have had a significant effect on our statements of operations subsequent to October 11, 2002.

        We recorded approximately $4.4 billion of net reorganization income in our statement of operations from January 1, 2002 to October 11, 2002, which includes the gain on the restructuring of equity and the discharge of obligations subject to compromise for less than recorded amounts, as well as adjustments to reduce the historical carrying values of our assets and liabilities to fair market value.

        The effects of the reorganization and fresh start reporting on our balance sheet as of October 11, 2002, were as follows:

	Predecessor Company Balance Sheet (Pre-Confirmation)	Settlement of Claims, Debt Discharge and Equity Restructuring(a)	New Funding(b)	Fresh Start Reporting(c)	Reorganized Company Balance Sheet (Post-Confirmation)
	(in thousands of dollars)
Assets
Current assets:
Cash and cash equivalents	$109,720	$(6,678)	$(47,968)		$55,074
Restricted cash, current	—		15,778		15,778
Receivables, net	28,944	459			29,403
Prepaid expenses and deposits	10,740	(3,526)	100		7,314

Total current assets	149,404	(9,745)	(32,090)	—	107,569
Property and equipment	622,659			(392,205)	230,454
Accumulated depreciation	(125,541)			125,541	—
Restricted cash, non-current	6,956		28,902		35,858
Other assets, net	12,444		(321)		12,123

Total Assets	$665,922	$(9,745)	$(3,509)	$(266,664)	$386,004

Liabilities
Current liabilities:
Accounts payable	$10,294				$10,294
Accrued liabilities	43,392	(832)		(2,442)	40,118
Restructuring accruals	1,953	18,459			20,412
Deferred revenue	7,272			5,700	12,972
Current portion of debt and capital leases	—	14,143	1,864		16,007

Total current liabilities	62,911	31,770	1,864	3,258	99,803
Long-term liabilities:
Secured notes	—		57,521		57,521
Capital lease obligations	51,154	38,873			90,027
Senior subordinated term loan	—		19,711		19,711
Other debt	650	17,828			18,478
Deferred revenue	348			17,527	17,875

Total long-term liabilities	52,152	56,701	77,232	17,527	203,612
Liabilities subject to compromise	2,722,779	(2,492,726)	(84,574)	(145,479)	—

Total liabilities	2,837,842	(2,404,255)	(5,478)	(124,694)	303,415
Redeemable preferred stock	1,289,788	(1,289,788)			—
Stockholders' deficit—Predecessor Company	(3,461,708)	3,606,998	(3,320)	(141,970)	—
Stockholders' equity—Reorganized Company	—	77,300	5,289		82,589

Total liabilities and stockholders' equity (deficit)	$665,922	$(9,745)	$(3,509)	$(266,664)	$386,004

(a)
Includes adjustments to record: (i) settlement of post-petition administrative claims and pre-petition priority claims (i.e., tax authorities); (ii) affirmation of certain executory contracts (i.e., capital leases); (iii) discharge of pre-petition unsecured debt for common stock in the Reorganized

  Company; and (iv) cancellation of the Predecessor Company's preferred stock, common stock and options and warrants.

(b)
Includes adjustments to record: (i) proceeds of $25 million from the senior subordinated term loan, net of $5 million debt discount attributable to the value of the warrants issued to the lenders in connection with that loan; (ii) refinancing of the Predecessor Company's senior credit facility with the Reorganized Company's secured notes whereby all proceeds from the senior subordinated term loan were used to immediately pay down the balance of the secured notes; (iii) write-off of the $2.5 million unamortized deferred financing costs related to obtaining the senior credit facility and the capitalization of $2.2 million of financing costs related to obtaining the secured notes and the senior subordinated term loan; and (iv) reclassification of $45 million to restricted cash, which represents 75% of the principal balance of the secured notes, in accordance with the senior subordinated term loan agreement.

(c)
Includes adjustments to record (i) deferred revenue reclassification of $23 million and fair value write-down adjustment of $122 million; (ii) adjustment to reduce the net fair value of property and equipment by $267 million; and (iii) adjustment to reduce the accrued sales tax by $2 million as a result of the reduced property and equipment values of leased equipment.

Revenue Recognition and Accounts Receivable

        Revenue for dedicated transport, data, Internet and the majority of switched services, exclusive of switched access, is generally billed in advance on a fixed rate basis and recognized over the period of time the services are provided. Switched access revenue and inter-carrier compensation, including reciprocal compensation and carrier access, is generally billed on a transactional basis determined by customer usage. The transactional elements of switched access services and inter-carrier compensation are billed in arrears and estimates are used to recognize revenue in the period provided. Fees billed in connection with customer installations and other up front charges are deferred and recognized as revenue ratably over the estimated average contract life.

        We lease our metropolitan fiber and other infrastructure to other telecommunications services providers pursuant to indefeasible rights-of-use agreements, or IRUs. If the requirements for sales-type lease accounting are met, we recognize revenue in the period that facilities become available for use by the customer. If the requirements for sales-type lease accounting are not met, as is generally the case, we recognize revenue ratably over the term of the agreement. Revenue earned on the portion of IRUs attributable to the provision of maintenance services is recognized ratably over the term of the agreement. Revenue from IRU agreements in 2000, 2001, the 2002 Predecessor Period and the 2002 Reorganized Period totaled approximately $14 million, $9 million, $7 million and $1 million, respectively.

        We record reciprocal compensation and carrier access revenue in accordance with regulatory authority approval and pursuant to interconnection agreements with ILECs and IXCs for the origination, transport and/or termination of traffic originated by ILEC and IXC customers. We recognize revenue as the service is provided, except in those cases where the revenue is under dispute and collection is uncertain.

        On October 1, 2000, we adopted Staff Accounting Bulletin No. 101 titled "Revenue Recognition in Financial Statements", or SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. Since January 1, 2000, our installation revenue has been deferred and recognized ratably as revenue over the estimated average contract life. Prior to the adoption of SAB No. 101, we recognized installation revenue as services were performed. As required by generally accepted accounting principles, we reflected the effects of the change in accounting principle as if such change had been adopted as of January 1, 2000, and included in the results of operations for the year ended December 31, 2000, a charge of $7 million relating to the cumulative effect of this change in accounting principle. In addition, the change in accounting principle resulted in an increase in revenue of $1 million for the year ended December 31, 2000.

        We recognize revenue at the amount expected to be realized, which includes billing and service adjustments. Valuation allowances for uncollectible accounts receivable are established through a charge to selling, general and administrative expenses or SG&A. We assess the adequacy of this reserve periodically, evaluating general factors such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit worthiness of customers. We also assess the ability of specific customers to meet their financial obligations and establish specific valuation allowances based on the amount we expect to collect from these customers, as considered necessary. If circumstances relating to specific customers change or economic conditions improve or worsen such that past collection experience and assessment of the economic environment are no longer relevant, the estimate of the recoverability of our trade receivables may change.

        We had, as of September 30, 2003, total accounts receivable outstanding of $119 million, including approximately $90.4 million from the Qwest agreement, and an allowance for uncollectible accounts receivable of $7 million. On October 2, 2003, the balance due from the Qwest agreement was collected in full.

Operating Costs and Accrued Liabilities

        We lease certain network facilities, primarily circuits, from ILECs and CLECs to augment our owned infrastructure generally for a fixed monthly fee. We also use the facilities of other carriers for which we are billed on a usage basis. We issued a significant number of disconnect orders to ILECs and CLECs for leased circuits throughout 2001 as a result of our optimization of our network and associated operating cost structure, as well as the curtailment of our expansion plans. In addition, many of these providers changed our billing account numbers, or BANs, in an attempt to segregate our pre- and post-Chapter 11 petition billing activity. Disconnected services were frequently not reflected on a timely basis by these facilities providers on our invoices, resulting in inaccurate invoices and disputes, and the assignment of new BANs by these facilities providers frequently resulted in incorrect balances being carried forward on invoices. We dispute invoices for usage billings when the call record detail is not adequate to support such charges. As a result of these and other types of billing disputes, we are in settlement negotiations with certain providers.

        In determining the amount of such operating expenses and related accrued liabilities to reflect in our financial statements, we consider the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting such disconnect notices and disputes to the provider of the facilities, and compliance with our interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation.

Property and Equipment

        Our property and equipment includes property and equipment in service, under construction or development, and held for sale.

        Pursuant to the adoption of fresh start reporting, we wrote down the value of our property and equipment by $392 million and the balance of our accumulated depreciation by $126 million immediately prior to emerging from bankruptcy. The total fresh start reporting value of the long-lived assets was generally allocated on a pro rata basis to the individual asset categories based on asset appraisals obtained in November 2001 and March 2002. The new property and equipment values are being depreciated over the remaining estimated useful lives of the assets.

        Property and equipment placed in service subsequent to the establishment of the fresh start reporting balance sheet is stated at historical cost. Costs associated directly with network construction, service installations and development of business support systems, including employee related costs, and interest expense incurred during the construction period, are capitalized. Depreciation is calculated on a straight-line basis over the assets' estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for sale are stated at the estimated proceeds from the sale, less costs to sell.

        Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Amortization of equipment held under capital leases is included in depreciation and amortization expense, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter.

        We provide for the impairment of long-lived assets pursuant to SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of its assets may not be recoverable. An impairment loss is recognized when the assets' carrying value exceeds both the assets' estimated undiscounted future cash flows, excluding interest, and the assets' estimated fair value. Measurement of the impairment loss is then based on the estimated fair value of the assets. Considerable judgment is required to project such future cash flows and, if required, to estimate the fair value of the long-lived assets and the amount of the impairment.

        We recorded approximately $1.7 billion, $28 million and $0.6 million of provision for impairment of long-lived assets in 2000, 2001 and the 2002 Predecessor Period, respectively. We reviewed our long-lived asset balances for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of September 30, 2003. As a result of this review, management believes that the estimated fair value of our long-lived assets as of September 30, 2003, exceeds their carrying value.

LIQUIDITY AND CAPITAL RESOURCES

Qwest Transaction and Debt Prepayment

        As discussed above under "Recent Developments—Qwest Transaction and Debt Prepayment," on October 2, 2003, Qwest paid us an aggregate of approximately $75.8 million in cash to terminate early its obligations under four separate dial-up data services agreements with us. Qwest also paid us approximately $31.0 million in cash as final payment for the Qwest dial-up data services provided and to be provided by us under the four agreements between June 30, 2003 and December 31, 2003. All of our obligations to provide services to Qwest under these agreements will terminate, by agreement, on December 31, 2003, which is expected to result in the loss of approximately 28% of our recurring communications revenue. To offset this significant high margin revenue loss, we must improve liquidity through various operating initiatives and the sale of certain non-strategic assets. In addition, we will need to obtain additional funding through debt or equity financing no later than the first quarter of 2004, unless sufficient asset sales occur first. There can be no certainty that we will solve the liquidity issue and continue as a going concern.

        We used approximately $81.2 million of the net proceeds from the Qwest transaction to prepay in full the aggregate balance outstanding under our secured notes and senior subordinated term loan. As a result of the prepayments, $42.1 million of cash held in a cash collateral account for the benefit of our secured lenders was released and became available to us for general operational purposes, and we are no longer subject to the restrictive debt covenants under the respective debt instruments.

Impact of the Transactions on Liquidity

        To offset the significant future loss of the Qwest dial-up data services revenue, we have commenced several operating initiatives to increase sales and reduce operating expenses and capital expenditures. In addition, management is evaluating the possible sale of certain non-strategic assets. Each of these initiatives is described in further detail below.

  •
  Initiatives to increase sales: We are in the process of significantly expanding our quota-bearing sales personnel within our corporate services line of business. As of September 30, 2003, the total number of quota-bearing sales personnel was 150. During the third quarter, we commenced a plan to increase our quota-bearing sales personnel to a total of approximately 250. Management anticipates that this sales force will be fully deployed by the second quarter of 2004.

  •
  Initiatives to reduce operating and capital expenditures:

  •
  Operating costs:

  •
  Line costs: We are is aggressively eliminating those incremental direct operating costs that were incurred in support of the Qwest dial-up data services revenue and to re-configure the remaining transport network in a more cost-efficient manner.

  •
  Network operating costs: As a result of the loss of the Qwest dial-up data services revenue, a significant amount of switching capacity within our network will be under-utilized. We intend to re-configure the switching network in a more cost-efficient manner through the consolidation of network traffic and the elimination of excess network facilities.

  •
  Capital expenditures: We are aggressively managing our capital expenditures and will be deferring all capital expenditures unless such expenditures support near term revenue growth with high returns and short paybacks, or are required to maintain either the integrity of the network or services to existing customers.

  •
  SG&A expenses: We continue to evaluate our SG&A expenses in the context of our existing and projected revenues and plans to reduce those SG&A expenses that are not critical to the support of sales initiatives or the support of services being provided to existing customers.

  •
  Initiatives to sell non-strategic assets: We are evaluating the opportunity to increase our liquidity through the potential disposition of assets including excess network transport equipment, switches and other assets which are either not optimized or under-performing.

        There can be no assurance, however, that these operating initiatives and potential sales of assets will be successful in sufficiently improving our liquidity.

        Based upon our current projections, management believes that in addition to the foregoing operating initiatives and potential asset sales, we will need to borrow additional funds or acquire funds through equity financing in 2004, and by the first quarter of 2004 if sufficient asset sales do not occur first. Although management anticipates that our reduced debt burden and unencumbered asset base will enhance our ability to raise needed capital, there can be no assurance that financing will be available to us on acceptable terms, or at all. Such financing is contingent upon market conditions and our results of operations and other factors, and is therefore not assured.

Other Liquidity Items

        Other debt totaling $22.6 million as of September 30, 2003 consisted primarily of notes issued to vendors and taxing authorities. The notes have annual interest rates that range from 4% to 10%, and a weighted average interest rate at September 30, 2003 of 7.8%. The maturity dates of the notes range from 2003 through 2006. Principal and interest are generally payable monthly. Approximately $3 million of debt payable to taxing authorities has yet to be formally documented with a note, but is expected to be in the near future.

        Under our Amended and Restated Certificate of Incorporation and in accordance with the Modified Plan, we are authorized to issue up to 10,000,000 shares of preferred stock at a par value of $0.001 per share; however, no shares have been issued as of the date of this prospectus.

        In addition, pursuant to the terms of the Modified Plan, we expect to issue warrants to purchase, in the aggregate, 1.0 million shares of our common stock with an exercise price of $9.12 per share, and warrants to purchase, in the aggregate, 473,684 shares of our common stock with an exercise price of $0.01 per share. All of the aforementioned warrants contain net exercise provisions that allow the warrant holder to surrender shares in lieu of paying cash in respect of the warrant exercise price. If all such warrants were to be exercised for cash, we would receive approximately $9.1 million of proceeds. However, there can be no assurance as to how many warrants will be exercised, or the amount of proceeds we will receive upon exercise, if any, because of the net exercise feature in the warrants.

Capital Commitments

Contractual Cash Commitments

        The following table summarizes our contractual cash commitments at December 31, 2002:

	Total	Less than 1 year (2003)	1-3 years (2004-2005)	3-5 years (2006-2007)	More than 5 years (2008 -2022)
	(in thousands of dollars)
Long-term debt obligations	$110,642	$12,973	$70,211	$27,458	—
Capital lease obligations, excluding interest	96,585	5,642	13,539	1,360	76,044
Operating lease obligations	109,941	18,971	29,065	24,182	37,723
Purchase obligations	74,447	21,851	32,288	7,963	12,345

Total	$391,615	$59,437	$145,103	$60,963	$126,112

        Subsequent to December 31, 2002, and primarily as a result of the transactions described below, our capital lease obligations, excluding interest, were modified. The total of such capital lease commitments declined from $96.6 million as of December 31, 2002, to $79.8 million at September 30, 2003, primarily due to the replacement of our capital lease with Southern California Edison Company, or SCE, which is described below. In addition, as a result of the prepayment of our senior notes and senior subordinated term loan in October 2003, our long-term debt obligations were reduced from $110.6 million as of December 31, 2002 to approximately $22.6 million as of October 7, 2003.

        As of September 30, 2003, as reported and pro forma future minimum principal payments associated with capital lease and long-term debt obligations were as follows:

	Debt Maturities		Capital Lease Maturities		Total Debt and Capital Lease Maturities
	As Reported	Pro Forma(1)	As Reported	Pro Forma(1)	As Reported	Pro Forma(1)
	(in thousands)
2003	$87,100	$5,921	$—	$—	$87,100	$5,921
2004	8,794	8,794	—	—	8,794	8,794
2005	5,409	5,409	—	—	5,409	5,409
2006-2007	2,458	2,458	1,211	1,211	3,669	3,669
2008-2022	—	—	78,557	78,557	78,557	78,557

Total	$103,761	$22,582	$79,768	$79,768	$183,529	$102,350

(1)
Assumes that all aspects of the Transactions were complete as of close of business September 30, 2003. See reconciliation of 2003 "As Reported" and "Pro Forma" debt maturities under "Pro Forma Effect of the Qwest Transactions and Debt Prepayment" herein.

        We lease certain portions of our network from SCE. In the first nine months of 2003 we completed two transactions with SCE that changed the recorded amounts of assets under capitalized lease agreements and the related capital lease liability. In January 2003, we returned certain leased dark fiber to SCE, which resulted in corresponding $3.2 million reductions of property and equipment and capital lease obligations. Further, in May 2003, we agreed with SCE to return additional assets and to replace the previous contract, as amended, with new agreements. In connection with the May 2003 termination of the previous contract and execution of new licenses and leases, we recorded corresponding $11.4 million reductions of property and equipment and capital lease obligations.

Capital Expenditures

        Capital expenditures, exclusive of amounts required to sustain network functionality, will be driven primarily by customer demand for our services. If customer demand for new services does not meet management's expectations, capital expenditures will be proportionally reduced. We anticipate that approximately $9 million will be required in the fourth quarter of 2003 for capital expenditures, $2.5 million of which is expected to be related to network infrastructure upgrades, enhancements to back office systems, and to sustain the current network functionality. We have significant capacity available on our data backbone, metropolitan and regional fiber networks, and in our modem banks. It is our objective to use this capacity to generate future revenue streams.

Off Balance Sheet Financing

        We have no off balance sheet financing other than long term commitments for operating leases and rents as shown in the table of "Contractual Cash Commitments" above.

Historical Cash Flow Information

Net Cash Provided (Used) By Operating Activities

Predecessor Company—2000, 2001 and 2002 Predecessor Period

        Our operating activities before reorganization items provided positive cash flow totaling $142 million, $74 million and $29 million in 2000, 2001 and from January 1, 2002 to October 11, 2002, which we sometimes refer to as the 2002 Predecessor Period, respectively.

        The 2002 Predecessor Period operating activities before reorganization items consisted of a net loss before reorganization items of $21 million and cash used by working capital of $24 million, offset by non-cash charges of $74 million. In 2001, operating activities before reorganization items consisted of a net loss before reorganization items of $99 million, offset by non-cash charges of $136 million and cash provided by working capital of $37 million. In 2000, operating activities before reorganization items consisted of a net loss before reorganization items of approximately $2.4 billion, offset by cash provided by working capital of $212 million and non-cash charges of $2.3 billion, comprised primarily of approximately $1.7 billion of provision for impairment of long-lived assets.

        Reorganization items used $20 million, $86 million and $31 million of cash in 2000, 2001 and the 2002 Predecessor Period, respectively. Reorganization items represent primarily reorganization income (expense), net, adjusted for non-cash items recognized during the bankruptcy process. These non-cash items were comprised primarily of fresh start reporting adjustments in the 2002 Predecessor Period, changes in liabilities subject to compromise and restructuring accruals, gains related to contract settlements, and a gain related to the write-off of deferred financing and offering costs in 2000.

Predecessor Company—Nine months ended September 30, 2002

        The Predecessor Company's operating activities in the nine months ended September 30, 2002 provided $6.0 million of cash. Operating activities before reorganization items provided $31.9 million of cash, which consisted of net non-cash charges of $73.5 million, offset by a net loss before reorganization items of $19.9 million and net cash used by working capital of $21.7 million. Reorganization items used $25.9 million of cash, which consisted primarily of net reorganization expense of $34.4 million and net gain on negotiated settlements and disposal of long-lived assets of $3.6 million, offset by an increase in liabilities subject to compromise of $1.8 million and an increase in post-petition restructuring accruals of $10.3 million.

Reorganized Company—2002 Reorganized Period

        The Reorganized Company's operating activities from October 12, 2002 to December 31, 2002, which we sometimes refer to as the 2002 Reorganized Period, provided positive cash flow totaling $4 million. Operating activities before reorganization items provided positive cash flow of $8 million, which was offset by a decrease in restructuring accruals of $4 million. The $8 million of cash provided by operating activities before reorganization items consisted of depreciation and amortization of $8 million and other non-cash charges of $3 million, offset by a net loss of $1 million and cash used by working capital of $2 million.

Reorganized Company—Nine months ended September 30, 2003

        The Reorganized Company's operating activities in the nine months ended September 30, 2003 provided $5.9 million of cash. Operating activities before reorganization items provided $18.1 million of cash, which consisted of net income of $60.8 million and net non-cash charges of $39.3 million, offset by net cash used by working capital of $82.0 million. Net cash used by working capital consisted of an increase in receivables of $86.1 million, offset by a decrease in prepaid expenses of $1.1 million and increases in accounts payable and accrued liabilities of $0.9 million and deferred revenue of $2.1 million. Receivables increased due primarily to the $90.4 million due from Qwest as of September 30, 2003, pursuant to the Qwest agreement. This amount was paid in full by Qwest on October 2, 2003. Reorganization items, consisting of the change in post-petition restructuring accruals, used $12.1 million of cash.

Net Cash Used By Investing Activities

Predecessor Company—2000, 2001 and 2002 Predecessor Period

        Investing activities used $558 million, $18 million and $78 million in 2000, 2001 and the 2002 Predecessor Period, respectively. Net cash used by investing activities was primarily comprised of purchases of property and equipment, proceeds from dispositions of property, equipment and other assets, purchases and sales of short-term investments, and fluctuations in restricted cash and long-term deposit balances.

        Net cash used by investing activities includes cash expended for the acquisition of property, equipment and other assets of $596 million, $44 million and $37 million in 2000, 2001 and the 2002 Predecessor Period, respectively, which is net of the change in prepaid expenses, accounts payable and accrued liabilities related to the acquisition of property and equipment.

        Additionally, in accordance with the terms of the secured notes, on October 10, 2002, we transferred $45 million to a cash collateral account, which was classified as restricted cash in our balance sheet.

        Our capital expenditures (including assets acquired under capital leases) were $974 million, $92 million and $41 million in 2000, 2001 and the 2002 Predecessor Period, respectively. In 2000 and 2001, we acquired assets under capital leases and IRU agreements of $231 million and $51 million, respectively. No assets under capital leases or IRUs were acquired in the 2002 Predecessor Period.

Predecessor Company—Nine months ended September 30, 2002

        The Predecessor Company's investing activities used $34.3 million of cash in the nine months ended September 30, 2002. Net cash used by investing activities was comprised primarily of capital expenditures of $41.3 million, proceeds of $3.4 million from the disposition of property, equipment and other assets, and a $3.3 million decrease in working capital balances attributable to capital expenditures.

Reorganized Company—2002 Reorganized Period

        Investing activities in the 2002 Reorganized Period used $8 million, primarily comprised of purchases of property and equipment, offset by proceeds from decreases in long-term deposits and restricted cash, and proceeds from the disposition of property, equipment and other assets. Net cash used by investing activities includes cash expended for the acquisition of property, equipment and other assets of $11 million in 2002, which is net of the change in prepaid expenses, accounts payable and accrued liabilities related to the acquisition of property and equipment.

        Our 2002 Reorganized Period capital expenditures were $10 million. No assets under capital leases or IRUs were acquired in the 2002 Reorganized Period.

Reorganized Company—Nine months ended September 30, 2003

        The Reorganized Company's investing activities used $25.0 million of cash in the nine months ended September 30, 2003, which was comprised primarily of $27.3 million of capital expenditures for network infrastructure upgrades, enhancements to back office systems and labor costs associated with the installation of new services. Offsetting the capital expenditures, restricted cash balances decreased $2.2 million.

Net Cash Provided (Used) By Financing Activities

Predecessor Company—2000, 2001 and 2002 Predecessor Period

        Financing activities provided $528 million in 2000 and used $21 million and $11 million in 2001 and the 2002 Predecessor Period, respectively.

        Financing activities for the 2002 Predecessor Period include the receipt of new financing consisting of a $25 million senior subordinated term loan, which was used to pay down the outstanding principal balance of our secured notes to $59 million. We also made payments of $2 million for long-term debt issuance costs and $9 million for capital leases.

        Due to our then ongoing bankruptcy proceedings, our financing activities in 2001 were minimal. All pre-petition contractual debt and capital lease payments were suspended pursuant to our bankruptcy proceedings and subject to revised payment terms on a specific, case-by-case basis. We ceased the accretion of discounts and the accrual of interest on all unsecured debt subject to compromise as of our petition date. We continued to accrue and make interest payments on all fully secured long-term debt and capital lease obligations. During 2001, we made principal payments on capital leases of $17 million. In addition, we made $1 million in preferred stock dividend payments in 2001 as part of a settlement approved by the Bankruptcy Court.

        Net cash provided by financing activities in 2000 includes proceeds from our senior credit facility, our previously outstanding 8% Series A Convertible Preferred Stock, and the issuance of common stock in conjunction with the exercise of options and warrants and our employee stock purchase plan in the respective amounts of $95 million, $720 million and $17 million. These cash inflows were offset by principal payments on long-term debt, capital leases and IRUs and payments of long-term debt issuance costs and preferred dividends in the aggregate amount of $304 million.

Predecessor Company—Nine months ended September 30, 2002

        The Predecessor Company's financing activities used $8.5 million of cash in the nine months ended September 30, 2002, which was comprised primarily of principal payments on capital lease obligations.

Reorganized Company—2002 Reorganized Period

        Financing activities used $1 million in the 2002 Reorganized Period, consisting primarily of principal payments on long-term debt and capital leases.

Reorganized Company—Nine Months ended September 30, 2003

        The Reorganized Company's financing activities used $11.7 million of cash in the nine months ended September 30, 2003, which included $7.1 million of principal payments on long-term debt and $4.6 million of principal payments on capital lease obligations.

Supplemental Disclosure of Non-cash Investing and Financing Activities

        Our property and equipment and asset retirement obligations each increased by $2.5 million in the nine months ended September 30, 2003, as a result of our adoption of the provisions of SFAS 143 on January 1, 2003. In addition, in the first nine months of 2003, we renegotiated the contractual terms of certain capital lease obligations, as discussed further under "Liquidity and Capital Resources—Capital Commitments—Contractual Cash Commitments" herein, which resulted in a $14.6 million decrease in property and equipment and a corresponding decrease in capital lease obligations.

RESULTS OF OPERATIONS

        The general economic downturn and the severe downturn in the telecommunications industry have resulted in an oversupply of network infrastructure. In addition, the slowing economy has resulted in many of our customers ceasing operations, filing for bankruptcy protection, or looking for opportunities to cut costs. The effects on us include higher levels of customer disconnections and increased pricing pressure on new and existing customer contracts. In addition, customers are taking longer to make buying decisions, thus lengthening the sales cycle. These trends have been partially offset by increased dial-up revenue earned from our ISP customers.

        Due to the adoption of fresh start reporting as of October 11, 2002, the Reorganized Company's post-fresh start balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with, and are therefore generally not comparable to, those of the Predecessor Company prior to the application of fresh start reporting. In accordance with SOP 90-7, the Reorganized Company's balance sheet, statement of operations and statement of cash flows have been presented separately from those of the Predecessor Company.

        With respect to the periods presented in the table below, the Reorganized Company's revenue (except as noted below), operating costs, and SG&A expenses were not affected by the adoption of fresh start reporting, and are therefore comparable to those of the Predecessor Company.

Statement of Operations Data
(unaudited)

	Nine months ended September 30,
	2002		2003
	Predecessor Company		Reorganized Company
	$	%(2)	$	%(2)
	($ amounts in thousands)
Revenue:
Communications(1)	320,865	100	285,581	100
Early termination	—	N/A	75,779	N/A

Total revenue	320,865	N/A	361,360	N/A

Operating costs and expenses:
Operating costs	191,343	59	181,738	64
Selling, general and administrative	67,690	21	68,908	24
Depreciation and amortization(3)	66,379	21	31,233	11
Other expense (income), net	(11)	—	2,815	1

Total operating costs and expenses	325,401	101	284,694	100

(1)
Communications revenue of the Reorganized Company is comparable to that of the Predecessor Company, except with respect to revenue recognition of certain deferred revenue. Due to the write-down of the deferred revenue balance in connection with the application of fresh start reporting, revenue was reduced by approximately $1 million per quarter.

(2)
Amounts represent percentages of Communications revenue.

(3)
Depreciation and amortization amounts of the Reorganized Company periods are not comparable to those of the Predecessor Company periods primarily due to the adoption of fresh start in October 2002. Pursuant to the adoption of fresh start, the Company wrote down the value of its property and equipment by $392 million, or 63%, and wrote off the $126 million balance of accumulated depreciation. The new property and equipment values are being depreciated over the remaining useful lives of the assets.

        With respect to the periods presented in the table below, the Reorganized Company's revenue (except as noted below), operating costs, SG&A expenses, and bad debt expense were not affected by the adoption of fresh start reporting. Therefore, the Predecessor Company's 2002 amounts have been combined with the Reorganized Company's 2002 amounts for comparison and analysis purposes herein.

Statement of Operations Data

	Predecessor Company					Reorganized Company
	Year Ended December 31,				Jan. 1 - Oct. 10,	Oct. 11 - Dec. 31,	Jan. 1—Dec. 31,
	2000		2001		2002
	$	%	$	%	$			%
	(dollar amounts in thousands)
Revenue(1)	598,283	100	499,996	100	333,167	86,937	420,104	100
Operating costs	440,090	74	351,973	70	195,351	54,873	250,224	60
Selling, general and administrative	199,508	33	94,155	19	70,730	18,944	89,674	21
Bad debt expense	84,457	14	14,236	3	4,016	1,278	5,294	1

(1)
Revenue for the Reorganized Company is comparable to the revenue for the Predecessor Company, except with respect to revenue recognition of certain deferred revenue. Due to the write-down of the deferred revenue balance in connection with the application of fresh start reporting, revenue was reduced by $1 million per quarter.

NINE MONTHS ENDED SEPTEMBER 30, 2003 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2002

Revenue

	Predecessor Company		Reorganized Company
	Nine Months Ended September 30,
	2002		2003
	$	%	$	%
	(dollar amounts in thousands)
Dial-Up	135,237	42	152,213	54
Point-to-Point Broadband	80,261	25	65,866	23
Corporate Services	55,588	17	40,854	14
Reciprocal Compensation	49,779	16	26,648	9

Communications revenue	320,865	100	285,581	100

        Communications revenue decreased $35.3 million, or 11%, for the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002. The decrease for the nine-month period was due primarily to decreases of $14.7 million, $14.4 million and $23.1 million in corporate services, point-to-point broadband and reciprocal compensation revenue, respectively, offset by an increase in dial-up revenue of $17.0 million. In addition, to communications revenue, we had $75.8 million of early termination revenue in the nine months ended September 30, 2003. This amount was comprised of the Qwest early termination revenue, which was earned in consideration of the early termination of the Qwest dial-up data services agreements.

Dial-Up

        Dial-up revenue is earned by providing PRI ports (one- and two-way) and managed modem RAS services to ISPs and other communication service companies. Dial-up revenue is comprised of (i) monthly recurring revenue, which includes fixed monthly service revenue and service revenue directly attributable to usage and (ii) non-recurring revenue, which includes installation revenue, billing adjustments and credits and other non-recurring items.

        Dial-up revenue increased 13% from $135.2 million in the nine months ended September 30, 2002, to $152.2 million in the nine months ended September 30, 2003. Dial-up revenue increased due primarily to the acquisition of a new customer, ISP #2, in late 2002. In addition, ISP #1 significantly increased its service levels for the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002. Offsetting the above increases, revenue from WorldCom decreased significantly due to a 2003 settlement agreement, as discussed further under "Notes to Consolidated Financial Statements (Unaudited)—Commitments and Contingencies". Dial-up revenue's contribution to communications revenue rose from 42% in the first nine months of 2002 to 54% in first nine months of 2003.

        As discussed above under "Liquidity and Capital Resources—Qwest Transaction and Debt Repayment", on September 30, 2003, we entered into the Qwest agreement. Approximately $73.9 million of Qwest dial-up services revenue was included in dial-up revenue for the nine months ended September 30, 2003. The Qwest agreement calls for substantially all of the Qwest dial-up services to be disconnected from our network by December 31, 2003. Deferred revenue as of September 30, 2003 included approximately $6.4 million for the provision of Qwest dial-up data services between October 1, 2003 and December 31, 2003. Future revenue from the Qwest dial-up data services is expected to be eliminated by December 31, 2003, pursuant to the Qwest agreement.

        In addition, during the third quarter of 2003, ISP #1, which accounted for 9% of communications revenue in the nine months ended September 30, 2003, renegotiated its contract, as described under "Risk Factors—A significant portion of our revenue is derived from a small number of large customers and we may not be able to retain them on profitable terms." Management anticipates that the renegotiation of contract terms will result in an approximately 30% reduction in revenue earned from ISP #1 in the future.

Point-to-Point Broadband

        Point-to-point broadband revenue is generated primarily from service provided to IXCs and end-user business customers. This service provides dedicated bandwidth and offers DS1 to OC-192 capacity to connect: (i) long-haul carriers to local markets, large companies and other long-haul carrier facilities; and (ii) large companies to their long distance carrier facilities and other facilities.

        Point-to-point broadband revenue decreased 18% from $80.3 million in the first nine months of 2002 to $65.9 million in the first nine months of 2003. The decrease in the nine-month period in point-to-point broadband revenue was comprised of decreases in special access, switched access and SS7 revenues of 16%, 35% and 40%, respectively. Special access, switched access and SS7 revenue represented 92%, 4% and 4%, respectively, of total point-to-point broadband revenue in the first nine months of 2003. Special access revenue decreased primarily due to churn related to IXC customers reducing network capacity and a loss of end-users as a result of the economic downturn. Switched access and SS7 revenues decreased primarily due to the loss of customers.

        Point-to-point broadband revenue's contribution to communications revenue decreased from 25% in the first nine months of 2002 to 23% in the first nine months of 2003.

Corporate Services

        Corporate services revenue includes: (i) local enhanced telephony, or Voice; (ii) DIA provided to businesses over our major metropolitan fiber optic networks or lines leased from the ILECs; and (iii) other business services. Other business services include carrier access billing service, or CABS, which is generated from the origination and termination of switched access traffic.

        Corporate services revenue decreased 27% from $55.6 million in the first nine months of 2002 to $40.9 million in the first nine months of 2003, due primarily to a $7.2 million, or 22%, decrease in monthly recurring revenue. The decrease in monthly recurring revenue for the nine-month period was due to a 12% decrease in the average billed line count, which was primarily due to customer churn, and a 12% decrease in the average monthly revenue per line. In addition, during the nine-month period, CABS revenue decreased $8.9 million, or 51%, due to rate reductions and reduced call volume.

        Corporate services revenue's contribution to communications revenue declined from 17% in the nine months ended September 30, 2002 to 14% in the nine months ended September 30, 2003.

Reciprocal compensation

        Reciprocal compensation revenue is primarily earned pursuant to interconnection agreements with ILECs for the transport and termination of calls originated by ILEC customers, including Internet bound calls.

        Reciprocal compensation revenue decreased 46% from $49.8 million in the first nine months of 2002 to $26.6 million in the first nine months of 2003. Reciprocal compensation revenue included $12.3 million and $4.6 million from customer settlements in the nine months ended September 30, 2002 and 2003, respectively. Excluding revenue from customer settlements, reciprocal compensation revenue would have decreased 41% in the nine-month period, primarily due to contractual and regulated rate reductions. The Company anticipates that reciprocal compensation revenue will continue to decline in the future based on future negotiated and regulated rate reductions and the expiration of agreements currently in effect between us and the major ILECs.

        Reciprocal compensation's contribution to communications revenue decreased from 16% in the first nine months of 2002 to 9% in the first nine months of 2003.

Operating costs

        Operating costs consist primarily of payments to ILECs, other CLECs, and long distance carriers for the use of network facilities to support local, special, switched access services and long distance services as well as internal network operating costs, right-of-way fees and other operating costs. Internal network operating costs include the cost of engineering and operations personnel dedicated to the operations and maintenance of the network.

        Total operating costs decreased 5% from $191.3 million in the first nine months of 2002 to $181.7 million in the first nine months of 2003. As a percentage of communications revenue, operating costs increased from 59% in the first nine months of 2002 to 64% in the first nine months of 2003. It is management's estimate that the variable gross margin on the Qwest dial-up data services revenue ranged from between 70% and 80%.

        Operating costs for the nine months ended September 30, 2002 reflected higher external line costs incurred as a result of our network footprint expansion. We initiated the expansion of our network to new markets in 2003 in order to serve our customers, particularly a new major ISP customer engaged in late 2002. The increase in external line costs was offset by a decrease in personnel expenses due to a reduction in headcount in the first nine months of 2003, as compared to the first nine months of 2002, which occurred as a result of two separate reductions in force initiated by the Company in the second quarter of 2002 and in the second quarter of 2003. In addition, network operations expenses decreased due primarily to the consolidation and closure of switch sites and reduction in repairs and maintenance expenses.

Selling, general and administrative expenses

        Selling, general and administrative expenses, or SG&A expenses, increased 2% from $67.7 million in the first nine months of 2002 to $68.9 million in the first nine months of 2003. SG&A expenses represented 21% and 24% of communications revenue in the first nine months of 2002 and 2003, respectively.

        We initiated and completed two separate reductions in force in the second quarter of 2002 and in the second quarter of 2003. The reductions in force resulted in a 17% reduction in average headcount in the first nine months of 2003, as compared to the first nine months of 2002. As a result, personnel expenses, excluding severance expense, decreased 13% in the first nine months of 2003, as compared to the first nine months of 2002.

        Other significant fluctuations in SG&A expenses for the nine months ended September 30, 2003, as compared to the nine months ended September 30, 2002, were as follows:

  •
  Business taxes decreased in 2003 due primarily to lower assessed valuations and revised estimates calculated in the third quarter of 2003.

  •
  Professional fees increased in 2003 due primarily to agency recruiting fees incurred to recruit marketing and sales professionals, accounting and legal fees incurred to comply with the provisions of the Sarbanes-Oxley Act of 2002, and legal and investment banker fees incurred to assist us with contract negotiations.

  •
  The provision for doubtful accounts in 2003 decreased to $1.1 million from $4.0 million in 2002.

  •
  Severance expenses increased in 2003 due primarily to the departure of Randall E. Curran, our former CEO, and due to the 2003 reductions in force. In the nine months ended September 30, 2002, severance expenses associated with the 2002 reduction in force were included in reorganization expenses in the accompanying statements of operations.

  •
  Software maintenance expenses decreased in 2003 due primarily to the expiration of a significant software maintenance agreement and its replacement with less expensive maintenance agreements.

Depreciation and amortization

        The Reorganized Company's depreciation and amortization expense was $31.2 million the first nine months of 2003. The average remaining useful life of property and equipment in service is approximately 6 years.

        The Predecessor Company's depreciation and amortization expense was $66.4 million in the first nine months of 2002. Pursuant to the adoption of fresh start reporting in October 2002, we wrote down the book value of our property and equipment by $392 million, or 63%, and wrote off the $126 million balance of accumulated depreciation. The total fresh start reporting value of the long-lived assets was allocated pro rata to the individual asset categories based on recent asset appraisals. The adjusted property and equipment values are being depreciated over the remaining useful lives of the assets.

Other operating income, net

        Other operating expense (income), net, included a net loss (gain) on disposals of long-lived assets of ($0.7) million and $2.5 million in the first nine months of 2002 and 2003, respectively, as well as

$0.3 million of SFAS 143 accretion expense in the first nine months of 2003 and provision for impairment of long-lived assets of $0.7 million in the first nine months of 2002.

Interest expense

        The Reorganized Company incurred $18.3 million in interest expense in the first nine months of 2003, primarily on the secured notes, the senior subordinated term loan, other debt and capital leases. Interest expense in the nine-month period included $1.8 million of non-cash amortization of deferred financing costs and debt discount, as well as $2.5 million of non-cash accreted interest that is included in capital lease obligations.

        The Predecessor Company incurred $15.4 million in interest expense in the first nine months of 2002, primarily on the senior credit facility, which was refinanced on the effective date of our reorganization, and capital leases. Interest expense in the 2002 nine-month period included $0.5 million of non-cash amortization of deferred financing costs, as well as $2.9 million of non-cash accreted interest that was included in capital lease obligations. Contractual interest expense of $190 million was not recorded for the nine months ended September 30, 2002, due to the Predecessor Company's bankruptcy proceedings.

Interest income

        The Reorganized Company's interest income of $0.6 million in the first nine months of 2003 was included in Interest Income in the condensed consolidated statement of operations.

        The Predecessor Company's interest income of $1.4 million in the first nine months of 2002 was considered earned as a result of the bankruptcy filing, and was therefore classified as a reorganization item, in accordance with the requirements of SOP 90-7.

Reorganization expense, net

        The Predecessor Company recorded net reorganization expense of $34.4 million in the first nine months of 2002. Reorganization items in the 2003 quarterly period consisted of income and expenses associated with the bankruptcy proceedings that were not directly attributable to our ongoing operations and included legal and professional fees and net loss on negotiated settlements and disposal of long-lived assets. During the nine-month 2003 period, the largest component of net reorganization expense was contract termination expenses, which amounted to $23.4 million. Other significant reorganization items during the period included severance and employee retention costs, legal and professional fees, switch site closure costs and net gain on negotiated settlements and disposal of long-lived assets. Reorganization items also consisted during the period of income and expenses associated with the bankruptcy proceedings that were not directly attributable to our ongoing operations.

YEAR 2002 COMPARED TO YEAR 2001

Revenue

	Year Ended December 31,
	2001		2002
	$	% of Revenue	$	% of Revenue
	(dollar amounts in thousands)
Dial-Up	177,917	36	184,575	44
Point-to-Point Broadband	146,808	29	103,890	25
Corporate Services	111,537	22	70,402	17
Reciprocal Compensation	63,734	13	61,237	14

Total Revenue	499,996	100	420,104	100

        Total revenue decreased $80 million, or 16%, for the year ended December 31, 2002, as compared to the year ended December 31, 2001. The decrease was due primarily to a $43 million decrease in point-to-point broadband revenue, a $41 million decrease in corporate services revenue and a $2.5 million decrease in reciprocal compensation revenue, offset by a $7 million increase in dial-up revenue.

        The general economic downturn and the severe downturn in the telecommunications industry have resulted in an oversupply of network infrastructure. In addition, the slowing economy has resulted in many of our customers ceasing operations, filing for bankruptcy protection, or cutting costs. The effects on us include higher levels of customer disconnections and increased pricing pressure on new and existing customer contracts. In addition, customers are taking longer to make buying decisions, thus lengthening the sales cycle.

Dial-Up

        Dial-up revenue increased 4% from $178 million in 2001 to $185 million in 2002. For 2002 as compared to 2001, monthly recurring revenue increased 1% due to a 20% increase in the average number of billed lines offset by a 16% decrease in the average monthly revenue per line. The average monthly revenue per line decreased due primarily to contract renegotiations with major customers and a change in product mix. Dial-up revenue's contribution to total revenue rose from 36% in 2001 to 44% in 2002.

Point-to-Point Broadband

        Point-to-point broadband revenue decreased 29% from $147 million in 2001 to $104 million in 2002. Special access, switched access and SS7 revenue represented 90%, 6% and 4%, respectively, of total point-to-point broadband revenue in 2002. The decrease in point-to-point broadband revenue was comprised of decreases in special access, switched access and SS7 revenues of 28%, 54% and 55%, respectively. Special access revenue decreased primarily due to churn related to IXC customers reducing network capacity and a loss of end-users as a result of the economic downturn. Switched access and SS7 revenues decreased primarily due to the loss of customers. Point-to-point broadband revenue's contribution to total revenue declined from 29% in 2001 to 25% in 2002.

Corporate Services

        Corporate services revenue decreased 37% from $112 million in 2001 to $70 million in 2002. Recurring voice revenue decreased $32 million, or 43%, due primarily to a 40% decrease in the average number of billed lines, which was primarily due to customer churn, and a 4% decrease in the average monthly revenue per line. Corporate services revenue was also impacted by a $5 million, or 95%, decrease in long-distance revenue as a result of our transition out of the long-distance business in the fourth quarter of 2001. Corporate services revenue's contribution to total revenue declined from 22% in 2001 to 17% in 2002.

Reciprocal compensation

        Reciprocal compensation revenue decreased 4% from $64 million in 2001 to $61 million in 2002. Reciprocal compensation's contribution to total revenue increased from 13% in 2001 to 14% in 2002. Reciprocal compensation revenue includes $4 million and $13 million from customer settlements in 2001 and 2002, respectively. Excluding these settlements, reciprocal compensation revenue would have decreased 19% during 2002 primarily due to contractual and regulated rate reductions. We anticipate that reciprocal compensation revenue will continue to decline in the future based on future negotiated and regulated rate reductions and the expiration of agreements currently us and the major ILECs. We also anticipate that due to changes in the regulatory environment, reciprocal compensation revenue earned after 2003 will be significantly reduced.

Operating costs

        Total operating costs decreased 29% from $352 million in 2001 to $250 million in 2002. As a percentage of revenue, operating costs also decreased from 70% in 2001 to 60% in 2002. Operating costs consist primarily of payments to ILECs, other CLECs and long distance carriers for the use of network facilities to support local, special, switched access services and long distance services as well as internal network operating costs, right-of-way fees and other operating costs. Internal network operating costs include the cost of engineering and operations personnel dedicated to the operations and maintenance of the network. In 2002, we continued to reduce excess network capacity and reconfigure our network for better performance. In addition, we reduced the number of our employees in 2002 by 16%.

Selling, general and administrative expenses

        SG&A expenses decreased 5% from $94 million in 2001 to $90 million in 2002. SG&A expenses represented 19% and 21% of revenue in 2001 and 2002, respectively. SG&A expenses decreased primarily due to fewer employees, lower facilities costs achieved in connection with our consolidation of locations during the bankruptcy reorganization, and reduced real estate and personal property taxes achieved as a result of write-downs in the value of our property and equipment.

Bad-debt expense

        Bad-debt expense decreased 63% from $14 million in 2001 to $5 million in 2002 due to improved collections and customer settlements.

Depreciation and amortization

        Predecessor Company:    Depreciation and amortization expense was $68 million and $66 million for 2001 and the 2002 Predecessor Period, respectively. Pursuant to the adoption of fresh start reporting in October 2002, we wrote down the book value of our property and equipment by $392 million, and the $126 million balance of the accumulated depreciation to zero. The total fresh start reporting value of the long-lived assets was allocated pro rata to the individual asset categories based on recent asset appraisals. The new property and equipment values are being depreciated over the remaining useful lives of the assets.

        Reorganized Company:    Depreciation and amortization expense for the 2002 Reorganized Period was $8 million. This amount is lower than during 2001 and the 2002 Predecessor Period because of the significant write-downs from fresh start reporting. The average remaining useful life of our property and equipment in service at December 31, 2002, was approximately 6 years.

Provision for impairment of long-lived assets

        Predecessor Company:    Impairment charges of $28 million and $0.6 million were recorded in 2001 and the 2002 Predecessor Period, respectively, to reduce assets classified as held for sale to their fair value.

        Reorganized Company:    We performed an analysis pursuant to the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of December 31, 2002, to determine if a provision for impairment of its long-lived assets was required. The analysis compared our estimate of future undiscounted cash flows that will be generated by the existing long-lived assets to their net book value of $231 million. The analysis indicated that no provision for impairment was required.

Other, net operating costs and expenses

        Other, net operating costs and expenses decreased from $12 million in 2001 to $0.7 million in the 2002 Predecessor Period. Other, net operating costs and expenses in 2001 consisted primarily of the loss on disposal of long-lived assets.

Interest expense

        Predecessor Company:    Interest expense was $32 million and $17 million for 2001 and the 2002 Predecessor Period, respectively. Interest expense for 2001 includes $12 million relating to the Predecessor Company's debtor-in-possession revolving credit agreement, or the DIP Financing, with Chase Manhattan Bank, which originated on December 4, 2000. On November 7, 2001, the Predecessor Company terminated the DIP Financing without ever having drawn any amounts under this agreement.

        Contractual interest that was not recorded due to the bankruptcy proceedings totaled $249 million and $198 million in 2001 and the 2002 Predecessor Period, respectively.

        Reorganized Company:    We incurred $6 million in interest expense after the bankruptcy reorganization. Interest expense was incurred primarily on the secured notes, the senior subordinated term loan, other debt and capital leases.

Interest income

        Predecessor Company:    Interest income of $7 million and $2 million in 2001 and the 2002 Predecessor Period, respectively, was considered earned as a result of the bankruptcy filing, and was therefore classified as a reorganization item in accordance with the requirements of SOP 90-7. The decrease in total interest income is attributable to the decrease in cash, cash equivalents and short-term investments resulting from the use of the Predecessor Company's cash balances in connection with its reorganization through the bankruptcy proceedings, and from generally lower interest rates and yields on its invested cash.

        Reorganized Company:    Interest income of $0.2 million earned after the bankruptcy reorganization is included in Interest Income in the consolidated statement of operations.

Reorganization income (expense), net

        We recorded net reorganization expense of $13 million and net reorganization income of approximately $4.4 billion for 2001 and the 2002 Predecessor Period, respectively. Reorganization items consist of income and expenses associated with the bankruptcy proceedings that are not directly attributable to our ongoing operations.

        In the 2002 Predecessor Period, reorganization items consisted primarily of approximately $4.5 billion of gain on debt discharge and equity restructuring, $142 million for fresh start reporting adjustments, $118 million related to the final settlement of pre-petition bankruptcy claims, contract termination expenses of $22 million and legal and professional fees of $11 million.

        In 2001, reorganization costs included a gain from settlements with major customers of $39 million and interest income earned as a result of the bankruptcy filing of $7 million, offset by severance and employee retention costs of $13 million, loss on equipment returned to vendors of $10 million, legal and professional fees of $17 million, switch site closure costs of $5 million, line cost termination expenses of $9 million and other expenses of $5 million.

YEAR 2001 COMPARED TO YEAR 2000

        A series of financial and operational events negatively impacted us during the second half of 2000. These events reduced our projected revenue and cash flow generation resulting ultimately in the Predecessor Company's filing for protection under Chapter 11 of the Bankruptcy Code. The Predecessor Company, upon filing, immediately discontinued it expansion plans, ceasing the construction of facilities and the installation of leased facilities to support the expansion.

        Initiatives were put in place to conserve cash and focus on predictable profitable operations. Employee headcount was reduced from 3,160 as of September 30, 2000, to 1,476 at March 31, 2001, and further to 1,368 by December 31, 2001. Operating costs, including line costs expenses, were reduced to $85 million for the quarter ended June 30, 2001, from $136 million for the quarter ended December 31, 2000.

        The Predecessor Company met with key customers and vendors. A customer retention campaign designed to enhance customer relationships was initiated. Sales efforts were focused on selling services that could be provided with nominal incremental cost, utilizing existing infrastructure to reduce the deployment of capital.

Revenue

	Year Ended December 31,
	2000		2001
	$	% of Revenue	$	% of Revenue
	(dollar amounts in thousands)
Dial-Up	154,343	26	177,917	36
Point-to-Point Broadband	166,789	28	146,808	29
Corporate Services	138,088	23	111,537	22
Reciprocal Compensation	139,063	23	63,734	13

Total Revenue	598,283	100	499,996	100

        Total revenue decreased 16% to $500 million in 2001 compared to 2000. Dial-up revenues increased significantly to account for 36% of the revenue generated in 2001. The contribution of reciprocal compensation as a percent of total revenue decreased from 23% in 2000 to 13% in 2001.

Dial-up

        Dial-up revenue increased 15% to $178 million in 2001 from $154 million in 2000. The increase was primarily attributable to a 2% increase in the average number of customer access ports and a significant reduction in service credits issued to customers in 2001, offset by a reduction in the average revenue per port due to product mix and price reductions. We issued $30 million of service credit to customers in the third and fourth quarters of 2000. Service levels significantly improved in early 2001.

Point-to-point broadband

        Point-to-point broadband revenue, which includes switched access and SS7 revenues, decreased 12% to $147 million in 2001 from $167 million in 2000. The decrease was due primarily to a reduction of $12 million in switched access revenues due to reduced customer demand and a reduction of $12 million of revenue recognized in 2000 on a fiber optic lease agreement with a major IXC that did not recur in 2001. Special access, switched access and SS7 revenue represented 83%, 9% and 8%, respectively, of total point-to-point broadband revenue in 2001.

Corporate services

        Corporate services revenue decreased 19% to $112 million in 2001 from $138 million in 2000. The decrease was primarily attributable to a 21% decrease in the average number of access lines, many of which were resale lines that generated a higher than average revenue per line but low margins, and a reduction in revenue due to the transitioning of long distance services to another carrier in late 2001.

Reciprocal compensation

        Reciprocal compensation revenue declined 54% from $139 million in 2000 to $64 million in 2001. Reciprocal compensation revenue is primarily earned under interconnection agreements with ILECs for terminating local traffic but also includes revenue from transport and termination of other traffic for the ILECs. Reciprocal compensation is charged based on a rate per minute of use, or MOU. Reciprocal compensation MOUs decreased 9% in 2001 from 2000 as the number of ports and access lines decreased, and the average rate per MOU declined 52%. In 2000, we negotiated new interconnection agreements with several ILECs. These agreements fixed the recognition and receipt of compensation for terminating ISP traffic but at rates lower than we had historically received.

Operating costs

        Total operating costs decreased 20% from $440 million in 2000 to $352 million in 2001. Operating costs decreased as a percentage of revenue from 74% in 2000 to 70% in 2001. Operating costs consist primarily of payments to ILECs, other CLECs and long distance carriers for the use of network facilities to support dial-up, voice, point-to-point broadband, switched access and long distance services as well as internal network operating costs, right-of-way fees and other operating costs. Internal network operating costs include the cost of engineering and operations personnel dedicated to the operations and maintenance of the network. Operating costs decreased as a percentage of revenue primarily due to termination of circuits that were not generating revenue.

Selling, general and administrative expenses

        Total SG&A expenses decreased from $200 million in 2000 to $94 million in 2001, a 53% decrease. Selling, general and administrative expenses as a percentage of revenue decreased from 33% in 2000 to 19% in 2001. The decrease in SG&A expenses was attributable to decreases in salaries and benefits, travel and entertainment, marketing and professional fees as well as other expenses as a result of the Predecessor Company's restructuring process which commenced in the second half of 2000. These reductions included reducing the full-time employee count from 2,054 at December 31, 2000, to 1,368 at December 31, 2001, with the majority of the headcount reductions taking place in the first quarter of 2001.

Bad-debt expense

        Bad-debt expense decreased 83% from $85 million in 2000 to $14 million in 2001. The Predecessor Company recorded a provision for uncollectible accounts in 2000 of $29 million and $53 million in the third and fourth quarters of 2000, respectively. Of those amounts, $6 million and $13 million related to reciprocal compensation for the third and fourth quarters of 2000, respectively. This greater amount in the provision in 2000 was attributable to (i) customers in the ISP and Internet space that were unable to pay for service, (ii) the resolution of billing disputes, (iii) customers that stopped or deferred payments for services as the Predecessor Company entered bankruptcy and (iv) reduction in the resources that the Predecessor Company could afford to expend to enforce the payment of reciprocal compensation under the interconnection agreements. The decrease in the provision for uncollectible accounts in 2001 was attributable to significant improvement in the collection of current billings and past due accounts as well an improvement in customers' reactions to our reorganization and satisfactory settlements of account balances with major customers.

Depreciation and amortization

        Depreciation and amortization decreased 79% from $319 million in 2000 to $68 million in 2001. The decrease was primarily due to the approximately $1.7 billion impairment charge to reduce tangible and intangible assets to their fair value as of December 31, 2000. The net book value of the tangible assets in service became the new cost basis for depreciation as of December 31, 2000.

Provision for impairment of long-lived assets

        We recorded approximately $1.7 billion and $28 million of provision for impairment of long-lived assets in 2000 and 2001, respectively.

        Our impairment analysis as of December 31, 2000, indicated that there was a shortfall of undiscounted cash flows before interest compared to the carrying value of our long-lived tangible and intangible assets, and that impairment had occurred. For purposes of calculating the amount of the impairment we segregated our long-lived assets into three categories: intangible assets consisting primarily of goodwill, tangible assets to be disposed of and tangible assets to be utilized in ongoing operations.

        As a result of the analysis of shortfalls of cash flows to carrying values of assets, all intangibles, consisting primarily of goodwill relating to our acquisitions under the purchase method of accounting, were written off as of December 31, 2000, resulting in an impairment charge of $80 million.

        We determined that certain assets that would not be utilized under our business plan would be held for sale. These assets were comprised primarily of (i) assets under construction, for which the incremental capital required to place the asset in service was not available; and (ii) assets already in service that were not deemed necessary in the business plan. An impairment of $124 million was reflected in the financial statements for 2000 to reduce these assets to their fair value, which was based on existing appraisals or purchase offers, less cost to sell. Additional impairment charges of $28 million and $0.6 million were recorded in 2001 and the 2002 Predecessor Period, respectively, to reduce assets classified as held for sale to their fair value.

        The fair value of tangible assets to be utilized in ongoing operations was determined to be $550 million at December 31, 2000. This value was derived based on the following valuation techniques: (i) discounted cash flows; (ii) asset appraisal; and (iii) current market capitalization.

        In order to reduce tangible assets to be used in ongoing operations to the fair value of $550 million, we recorded an impairment charge as of December 31, 2000, of approximately $1.5 billion. No adjustment was made to recorded depreciation during the year ended December 31, 2000.

        The book value of the impaired assets at December 31, 2000, became the new cost basis of the assets. Subsequent depreciation of the new cost basis was calculated based on the remaining estimated useful life of the assets.

Other, net operating costs and expenses

        Other, net operating costs and expenses increased from $4 million in 2000 to $12 million in 2001. Other, net operating costs and expenses consist primarily of the loss on disposal of long-lived assets.

Interest expense

        Interest expense decreased from $234 million in 2000 to $32 million in 2001. The decrease in interest expense was a result of our bankruptcy filing. Interest was not accrued or paid and discounts were not accreted on all prepetition debt subject to compromise. Contractual interest that was not recorded due to the bankruptcy proceedings totaled $30 million for the period from November 14, 2000 through December 31, 2000, and $249 million in 2001. Included in interest expense for 2000 was $176 million of noncash interest. Additionally, interest expense was net of interest capitalized related to construction in progress of $7 million and $1 million during 2000 and 2001, respectively. We continued to accrue and make payments on all fully collateralized long-term debt and capital lease obligations not subject to compromise.

Interest income

        Interest income decreased from $24 million in 2000 to $7 million in 2001. Interest income earned as a result of the bankruptcy filing of $1 million and $7 million in 2000 and 2001, respectively, was classified as reorganization expenses in accordance with the requirements of SOP 90-7. The decrease in total income was attributable to the decrease in cash, cash equivalents and short-term investments resulting from the use of our cash balances in connection with our reorganization under the bankruptcy proceedings and from generally lower interest rates and yields on our invested cash.

Other expense, net

        Other expense, net changed from $15 million of expense in 2000 to $1.0 million of income in 2001. Other expense, net in 2001 consisted primarily of a net gain on the sale of investments. The 2000 amount related primarily to the loss on an investment, partially offset by a gain on a litigation settlement.

Reorganization expense, net

        Reorganization expenses associated with the Predecessor Company's reorganization of $14 million and $54 million in 2001 and 2000, respectively, consist of costs associated with the bankruptcy proceedings that are not directly attributable to our ongoing operations. In 2001, reorganization items costs included a gain on settlement with major customers of $39 million and interest income earned as a result of the bankruptcy filing of $7 million, offset by severance and employee retention costs of $13 million, loss on equipment returned to vendors of $10 million, legal and professional fees of $17 million, switch site closure costs of $5 million, line cost termination expenses of $9 million and other expenses of $5 million. In 2000, these costs included $37 million for the write-off of deferred financing and offering costs, $10 million for severance and employee retention costs, $6 million in professional fees, $2 million in lease cancellation charges, offset by $1 million of interest income earned as a result of the bankruptcy filing.

Accretion and preferred dividends on preferred securities of subsidiaries

        Accretion of costs and preferred dividends on preferred securities of subsidiaries decreased from $60 million in 2000 to $0 in 2001. The decrease was due to the bankruptcy proceedings. The accretion of the preferred dividends and amortization of offering costs on all preferred securities ceased as of the filing of our petition for bankruptcy on November 14, 2000. We fully accreted the discount and fully wrote off the offering costs totaling $10 million associated with the preferred stock subsequent to November 14, 2000. Such amounts are included in reorganization expenses in the accompanying consolidated statement of operations. Accretion and preferred dividends on preferred securities of subsidiaries recorded through November 14, 2000 for the year ended December 31, 2000 consist of the accretion of issuance costs, discount and preferred security dividend accruals for our then-outstanding preferred stock.

Net income from discontinued operations

        Net income from discontinued operations was $4 million in 2000, which consisted of adjustments to the gain on the disposal of a subsidiary in 1999.

Cumulative effect of change in accounting principle

        Cumulative effect of change in accounting principle for revenue from installation services of $7 million for 2000 was due to the change in accounting as a result of the adoption of SAB 101 on October 1, 2000, applied retroactively from January 1, 2000.

Accretion and dividends of 8% Series A Convertible Preferred Stock to liquidation value and related dividends

        Accretion and dividends of 8% Series A Convertible Preferred Stock to liquidation value and related dividends was comprised of the dividends and the accretion to liquidation value of the 8% Series A Convertible Preferred Stock of $158 million during 2000. The decrease was due to the bankruptcy proceedings. Recording of the accretion and related dividends ceased as of November 14, 2000.

Charge for beneficial conversion feature of 8% Series A Convertible Preferred Stock

        Charge for beneficial conversion of 8% Series A Convertible Preferred Stock during 2000 related to the charge to additional paid-in capital of $159 million of the proceeds of the 8% Series A Convertible Preferred Stock which was the intrinsic value of the beneficial conversion feature of the convertible preferred securities. The beneficial conversion feature was recognized immediately as a return to the preferred stockholders during 2000 as the 8% Series A Convertible Preferred Stock was immediately convertible into shares of our Predecessor Company's common stock.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        As of September 30, 2003, we were subject to market risks arising from changes in interest rates. Our primary interest rate exposure resulted from changes in LIBOR or the prime rate, which were used to determine the interest rate applicable to the principal balance outstanding from time to time on our secured notes. The weighted average interest rate applicable to the outstanding principal balance on the secured notes at September 30, 2003, was 7.5%. A hypothetical change in annual interest rate of 1% per annum applied to the outstanding principal balance on the secured notes on September 30, 2003, would have resulted in additional interest expense of $0.6 million.

        As explained under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources", we terminated the secured notes in October 2003. As a result, as of the date of this prospectus, our remaining debt was not subject to interest rate risk.

        Currently, we do not use derivative financial instruments to manage our interest rate risk. We invest our cash in short-term commercial paper, investment-grade corporate and government obligations and money market funds. In addition, we do not, in the normal course of business, use derivative financial instruments for trading or speculative purposes.

BUSINESS

OVERVIEW

        We are a facilities-based, nationwide communications provider focused on delivering data and voice services to corporate customers, ISPs and telecommunication carriers. We are a certified CLEC in most states and have interconnection agreements with every major local exchange carrier. Through our network of fiber optic cable, voice and data switches, data points of presence, and peering arrangements, we provide corporate services, point-to-point broadband services and dial-up services. We were organized as a Delaware corporation on April 11, 1996.

        As discussed above under "Recent Developments," we terminated early four Qwest dial-up data services agreements in exchange for a cash payment from Qwest of approximately $106.8 million, which amount included payment of approximately $31.0 million for dial-up data services provided and to be provided by us under the agreements during the six months ended December 31, 2003. Approximately $81.2 million of the proceeds from the Qwest transaction was used to prepay in full the outstanding indebtedness under our secured notes and senior subordinated term loan, and approximately $42.1 million of cash previously held in a cash collateral account for the benefit of our lenders was released to us.

        Although these transactions allowed us to reduce our future debt service payments and increased our available cash, our loss of the ongoing Qwest revenue and related cash flow from operating activities is expected to result in significant future losses and negative cash flow from operations. In an effort to offset the expected significant future losses and related liquidity concerns, we have commenced several operating initiatives to increase sales and reduce operating expenses and capital expenditures. These initiatives include increasing our sales force, reducing network operating costs, and delaying capital expenditures that do not support near-term revenue growth or are not required to maintain network integrity. There can be no assurance, however, that these operating initiatives, described in greater detail under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Impact of the Transactions on Liquidity," will be successful in sufficiently improving our liquidity or increasing our operating revenues.

BUSINESS STRATEGY

        Our goal is to be the leading provider of telecommunications services primarily to business users in the markets we serve and to other carriers. To achieve this goal, we are actively implementing the following strategies:

  •
  Increase our market share within the corporate services sector by differentiating ourselves with IP telephony and converged services while continuing to offer traditional voice and data products;

  •
  Leverage our existing fiber optic and local access networks;

  •
  Reduce our network costs; and

  •
  Dispose of non-strategic assets.

Increase Our Market Share in Corporate Services

        Based on data obtained from Dun & Bradstreet reports, we estimate that aggregate annual wire line spending by medium to large size businesses in our addressable markets totals approximately $13 billion. While demand for voice services by these businesses has been relatively stable, we expect demand for data services in commercial applications to increase significantly over the next several years as businesses address their growing need for data connections, greater bandwidth and outsourcing network and information technology infrastructure. Our corporate services product offerings, especially our voice and IP telephony converged services, have been designed to address this growing need. We believe that our IP telephony and converged services should be the solution of choice for our targeted businesses because of these services' compatibility with broadband, their power to integrate end user communications tools such as the personal computer and telephone, and their ability to be bundled with other services, such as long-distance, local access and dedicated Internet access.

        In order to reach these potential customers and increase our market share, we have increased our sales force from 96 sales professionals in July 2003 to 182 in November 2003. We have deployed skilled and market knowledgeable regional sales teams and an indirect sales channel that work with our seasoned sales leadership team to promote our corporate services product offerings. As a result of this sales force growth and our renewed focus, we are positioned to fulfill on our strategy through targeted sales and direct marketing to potential new customers and to our established CLEC customer base.

Leverage Our Existing Network Assets

        Our network architecture supports the convergence of circuit switched or traditional public switched telephone network (PSTN) and packet switched IP technology. Our data network footprint covers approximately 75% of the U.S. population (as determined by U.S. Census population data reporting) and our local network currently serves 26 U.S. markets, including Austin, Akron, Atlanta, Birmingham, Charlotte, Cincinnati, Colorado Springs, Columbus, Cleveland, Corpus Christi, Dallas, Dayton, Denver, Fort Worth/Arlington, Houston, Irvine, Jersey City, Los Angeles, Louisville, Nashville, Oakland, Sacramento, San Antonio, San Diego, San Francisco and San Jose. We are also deploying voice services in five new markets: New York, Washington, DC, Boston, Chicago and Seattle. We intend to maximize the capability of our existing integrated fiber optic and local access networks to deliver voice, data and Internet access solutions that meet our customers' needs. By leveraging our existing network assets, we expect to be able to offer a full range of voice and data services to our target market quickly and with minimal capital investment.

Reduce Our Network Costs

        We are focused on reducing our network costs and increasing network operational efficiencies. To achieve this, we are concentrating primarily on consolidating our switches and reducing the costs of network infrastructure we lease from IXCs and other LECs. Because of the breadth and depth of our transport network, we can migrate network traffic from one switch to another without reducing footprint coverage or service quality. We are targeting approximately 10 switches for removal from our network by mid to late 2004. The consolidation of switches is expected to result in reduced maintenance, utilities, leased infrastructure and personnel costs. Once an asset is identified for decommissioning, the remaining useful life of the asset is evaluated and depreciation expense adjusted accordingly. We have also established a team whose goal is to reduce the cost of our leased facilities by monitoring the usage of these facilities and eliminating those facilities that are not cost-effective. In addition, this team is monitoring the billing of leased facilities for accuracy. We anticipate eliminating, by the second quarter of 2004, approximately 30% of the leased network facilities infrastructure costs we incurred during the third quarter of 2003.

Dispose of Non-Strategic Assets

        We are evaluating the opportunity to increase our liquidity through dispositions of non-strategic assets, including excess network transport equipment, switches and other assets that are either not optimized or are under-performing. The early retirement of our assets may result in accelerated depreciation expense and/or an impairment charge.

TELECOMMUNICATIONS NETWORKS AND FACILITIES

Combined Network Overview

        We have designed and built our local and regional fiber optic networks to serve geographic locations where we believe there are large numbers of potential customers. Our network architecture reflects a convergence of circuit switched technology used in our PSTN network, and packet switched technology, used in our IP network.

        Our network infrastructure allows us to quickly scale to meet customer demand, address network issues and control the costs and features of our product offerings. The key components of this network include transport, Class 5 digital switches, SS7 and IP. We have access to customer facilities, LEC and IXC facilities, and connectivity between our own switches. Our Class 5 digital switches placed in 31 markets across the country allow us to offer a wide range of voice and data services across a large network footprint. Our own SS7 network enables us to maintain and monitor certain critical aspects of our network without having to rely on an outside entity. Finally, our IP infrastructure allows us to route both data and IP voice services across our entire network.

IP Network

        Our nationwide data network has been built to provide the nationwide bandwidth for all of our data services. Our data network operates at OC-48 capacity and interconnects our major network access points and points of presence. Our network is built with redundant self-healing paths and uses the latest in traffic routing technologies. A diagram showing the design of our IP network backbone is presented below:

        We have deployed softswitches to support some of our dial-up and all of our IP converged services. Softswitches are programmable central office switches built on standard computer platforms using standard protocols, which makes them less costly than traditional switches. Softswitches also offer flexible functionality, thereby promoting a flexible cost structure, which means that we will be able to support new customers and network growth over time without having to invest a large amount of capital to increase capacity. Our softswitches use the latest technology to ensure quality service. By using softswitches, we realize cost savings over traditional switches, reduce the load on our Class 5 switches, simplify administration, and maximize resource utilization.

        We provide connectivity from our network backbone to the rest of the Internet via a mixture of public and private peering connections. These connections are provided via numerous OC3, OC12 and Gigabit Ethernet connections in seven geographically diverse locations.

Local Network

        Our network covers approximately 6,400 route miles and approximately 186,000 strand miles of owned and leased regional (intercity) and metropolitan (local or intracity) fiber. We offer service to approximately 5,200 buildings, either entirely through our facilities (on-net) or through the use of another carrier's facilities (off-net).

        The majority of our network is built utilizing Synchronous Optical Network, or SONET, ring architecture. In addition, we have been deploying DWDM, or dense wave division multiplexing, technology to enable us to further maximize the capacity of our fiber optic network. We extend SONET rings or point-to-point links from rings to each customer's premises over our own fiber optic cable, and in some cases using customer links obtained from ILECs. We then place necessary electronic equipment at a location near or in the customer's premises to terminate the link.

        We serve our customers from one or more central offices or hubs strategically positioned throughout our network. The central offices house the transmission, switching, and IP equipment needed to interconnect customers with each other, the long distance carriers, and other local exchange networks. As of September 30, 2003, we maintained approximately 140 collocations with other LECs.

        In addition, we maintain our own Signaling System 7, or SS7, network, which affords us increased control of our network, provides cost savings by eliminating the need to pay another entity for this function. SS7 is an architecture platform for performing out of band signaling in support of call establishment, billing, routing and information exchange functions in the PSTN.

        The following table sets forth information about our network, organized by market served, as of November 30, 2003:

Region	Market	Number of Business	Annual Wire Line Expenditures	Fiber Route Miles		Fiber Strand Miles		Operational Switches					LEC	On Net
			($ in 000s)	Intercity	Intracity	Intercity	Intracity	Circuit		ATM	Softswitch	Core IP	Co-locations	Buildings
								Class 5
								Voice	Data
Pacific Coast	San Diego	19,903	427,384		248		4,215	1		1			8	37
	Los Angeles	61,193	1,380,849		198		4,665	5		1		1	15	71
	Irvine	32,959	723,093		123		3,442	2					8	18
	San Francisco	17,517	395,356		14		640	1					4	13
	Oakland	14,083	320,987		43		3,684	1					0	14
	San Jose	14,359	350,457		31		3,808	1		1		1	2	9
	Sacramento	8,381	195,095		12		1,248	2		1			6	10
	Seattle	17,217	425,836		0		0		1	1			0	1
	Intercity			2,504		23,624		n/a
Western	Denver	25,086	556,366		495		32,486	4		1	1	1	18	302
	Colorado Springs	4,603	97,790		112		11,315	1		1			3	54
	Intercity				379		10,382	n/a
Great Lakes	Cleveland	14,413	333,855		116		7,627	3		1		1	10	70
	Columbus	10,324	251,475		153		7,464	1					8	17
	Akron	6,960	138,484		34		4,092	1					5	21
	Dayton	6,466	138,068		65		3,130	1					5	35
	Cincinnati	13,043	294,191		9		1,339	1					3	8
	Chicago	33,489	856,961		0		0		1	1	1	1		1
	Louisville	6,782	180,113		89		7,524	1		1			4	50
	Inter-City			812		14,149		n/a
Texas	Dallas	17,148	459,733		8		1,152	1		1		1	10	6
	Fort Worth-Arlington, TX	23,189	200,898
	Houston	9,573	597,763		17		2,448	1		1			10	2
	San Antonio	8,815	232,072		24		4,445	1		1			7	9
	Austin	2,195	210,955		28		1,772	1		1			5	10
	Corpus Christi				4		612	1		1			2	7
		6,752	40,191
Southeast	Birmingham	9,154	166,438		146		11,468	1		2			2	36
	Charlotte	7,852	235,842		116		7,305	1		1			4	85
	Nashville	28,942	200,670		52		4,896	1					2	9
	Atlanta	9,573	777,162		53		4,699	1		1		1	4	14
	Inter-City			478		2,869		n/a
New York/DC Metro	New York	49,304	1,392,635		0		0		1	2		1		2
	Jersey City, NJ	4,111	107,515
	Washington DC	30,016	859,695		0		0		1	1		1
New England	Boston	21,394	612,156		0		0		1	1				1
Utah	Salt Lake City				0		0		1					1
Florida	Miami				0		0		1	1

Total		533,871	13,160,084	3,794	2,569	40,642	145,858	35	7	24	2	9	145	913

Network Monitoring and Management

        Through our dedicated Network Operations Center, or NOC, located in Englewood, Colorado, our experienced team of technicians monitor, detect, isolate, and correct network problems 24 hours a day, 7 days a week, 365 days a year. The NOC is divided into three distinctive groups, each having responsibility for certain aspects of our network. Problems are sought to be identified and detected before they affect our customers. NOC technicians utilize a suite of operational support system (OSS) tools to monitor the network looking for potential issues and signal degradation as well as troubleshooting network events when there are outages.

PRODUCT OFFERINGS

        We have three primary product offerings:

  •
  Corporate Services, which includes IP telephony and converged services, voice and voice conferencing; and other business services, which includes carrier access billing service that is generated from the origination and termination of switched access traffic;

  •
  Point-To-Point Broadband Services, which includes private line (formerly special access) DS1 to OC-192 capacity to connect (i) long-haul carriers to local markets, large companies and other long-haul carrier facilities and (ii) large companies to their long distance carrier and other facilities; and

  •
  Dial-Up Data Services, which includes primary rate interface and remote access service.

        The latter two product offerings are focused on wholesale services to ISPs and other carriers, and the corporate services offerings are focused on retail services to businesses with voice, data, long distance and other ICG services requirements. The historical financial performance for each of our three primary product offerings is discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Corporate Services

IP Telephony and Converged Services

VoicePipe™

        VoicePipe™ is an IP telephony communications solution that combines customers' voice and data communications and aggregates them onto a dedicated DS1-to-DS3 line. ICG launched VoicePipe™ in 24 markets in 2003 including the following cities: Austin, Akron, Atlanta, Birmingham, Charlotte, Cincinnati, Columbus, Cleveland, Colorado Springs, Corpus Christi, Dallas, Dayton, Denver, Houston, Irvine, Los Angeles, Louisville, Nashville, Oakland, Sacramento, San Antonio, San Diego, San Francisco and San Jose. By the end of the first quarter in 2004, ICG plans to complete its deployment of VoicePipe™ in the following five other markets: Boston, Chicago, New York, Seattle and Washington, D.C.

        VoicePipe™ is a managed service and provides businesses with a lower total cost of ownership solution when compared to traditional PBX or key phone systems, brings greater mobility to the workforce, and reduces the number of vendors required to provide local, long-distance and Internet access. In addition, VoicePipe™ requires no investment in a telephone system or PBX and works with both analog and certain IP phones. VoicePipe™ offers all of the traditional features and functionality of a PBX or key phone system with the upgraded feature of a web interface/portal for each user. The web interface/portal allows customers to manage their phone calls, voice mails, personal directories, "find me follow me," and a variety of other options all with the click of their mouse.

        We are targeting VoicePipe™ to businesses, particularly those with multiple locations. Remote workers and VoicePipe™ users with multiple locations can recognize added efficiencies and benefit from abbreviated dialing between locations, as well as reduced intrastate toll calling charges. During the third quarter of 2003, we installed VoicePipe™ on over 800 IP phones for our employees. The use of VoicePipe™ within ICG is expected to increase product knowledge and productivity within the sales, provisioning and client services organizations. Employees' daily usage of VoicePipe™ is also expected to further enhance our ability to deliver quality customer support.

        Since the introduction of VoicePipe™ in February 2003, we have increased its functionality, adding the ability to support more extensions, allowing for multiple locations, and adding remote user features. We anticipate continuing to enhance our VoicePipe™ functionality by adding more features in the near future, including the ability to integrate with other business software packages.

        The VoicePipe™ service can use one DS1 or faster facility for the last mile to the customer. VoicePipe™ distinguishes voice packets from data packets, and allocates bandwidth accordingly to prioritize voice traffic to ensure quality of service (QoS) and give customers the most efficient usage of their bandwidth. Customers are able to use the full DS1 bandwidth for data needs when phone call volume is low; however, when numerous phone calls are engaged, VoicePipe™ will automatically adjust the use of the bandwidth. The customer's communications travel to ICG's facilities and then onto the appropriate voice or data networks. VoicePipe™ voice calls are not routed over the public Internet like some Voice Over Internet Protocol (VoIP) services, but stay on our Multiple Protocol Label Switching (MPLS) enabled data backbone. The following diagram illustrates how traffic travels between the customer premise, the PSTN and the Internet using VoicePipe™:

VoicePipe™ Configuration

iConverge™

        iConverge™ combines high-speed Internet access and reliable voice services on a single DS1 line, allowing customers to choose how much bandwidth to dedicate to "always-on" Internet access versus voice service based on their business requirements. Additionally, customers have the ability to monitor their service on a secure web-based management center.

        iConverge™ represents a first step for businesses seeking to incorporate IP telephony solutions in the future since it interfaces with existing traditional telephone equipment. Small to medium size businesses can take advantage of the cost-saving benefits of convergence without sacrificing prior capital investment. iConverge™ features include local voice services, voicemail, long distance and e-mail. The following diagram illustrates how traffic travels between the customer premise, the PSTN and the Internet using iConverge™:

iConverge™ Configuration

Dedicated Internet Access (DIA)

        DIA provides businesses a full-time high-speed dedicated Internet connection at bandwidth speeds varying from DS1 to DS3. We offer basic DIA, burstable DS3 enhanced service, which delivers Internet connectivity but with flexible bandwidth to accommodate peak demand, and NxT1, which allows customers a cost effective alternative by combining two to four DS1's to meet growing demand. Our DIA service offers high levels of customer service and network reliability at a competitive price. Our DIA service also comes with an industry-leading service level agreement that proactively provides invoice credits in the event of a network outage.

Voice

        ICG's local voice service consists of basic local exchange lines and trunks with local calling, local toll calling and business-related voice line features (e.g., voicemail). Under our business strategy, sales of voice services will concentrate on customers with a minimum of 24 lines. We believe that we provide a more responsive service delivery alternative to existing providers, as well as excellent customer service and network reliability critical to meet customer expectations for voice applications.

        Our long distance service provides cost-effective intrastate, interstate, international and toll-free calling along with worldwide calling card access. Our long distance, which is available in all of our markets, uses our fiber optic network and regional switches to ensure quality transmissions and network efficiencies.

        We currently offer reservationless audio conferencing, which allows customers to initiate meetings at any time by telephone. In addition, we plan to launch a new audio and web combined service, or Voice+Web Conferencing, in the first quarter of 2004. Voice+Web Conferencing is an integrated service that will give users the ability to control phone and online meetings, run training seminars, and software applications as well as view websites simultaneously. Voice+Web Conferencing will be available on a nationwide basis, will be targeted to our existing local voice service customers, and is expected to integrate with VoicePipe™.

Point-to-Point Broadband

        We provide the following Point-to-Point Broadband services to a customer base that is comprised primarily of IXCs, ISPs and medium- to large-sized businesses.

Private Line (formerly Special Access)

        We provide both Local and Intercity Private Line Services to IXCs, ISPs and medium to large end-user business customers. This involves providing a dedicated facility used to connect: (i) end user to end user (ii) end-users to long distance carrier facilities; (iii) long distance carrier facilities to local telephone company central offices; and (iv) different facilities of the same carrier. Private Line Services are offered at DS1, DS3, OC-3, OC-12, OC-48 and OC-192 capacities. Our Private Line Services are available within all of the company's fiber based metropolitan networks and on an intercity basis between ICG's metro areas.

Dial-Up Data Services

        Our Dial-Up Data Services are offered on a wholesale basis to ISPs and enable the ISPs' subscribers to connect to the ISP and the Internet. It is not economically feasible for many ISPs to build and maintain their own networks, and consequently many prefer to outsource network facilities management in order to focus internal resources on their core ISP business. We offer Primary Rate Interface (PRI) ports and Remote Access Services (RAS) to ISPs to manage their Internet access requirements, ranging from connection to facilities to complete turnkey modem management.

        Our Dial-Up Data Services customers include some of the largest national and regional ISPs. We estimate that our combined voice and data network systems are serving approximately 5% of all Dial-Up Internet subscribers in the United States, based upon an industry average of ten end-users per port.

        ICG's Dial-Up Data Services are supported by our nationwide fiber optic backbone that connects to numerous public and private peering sites with major ISPs and IXCs. The network, in combination with certain leased long-haul assets, carries data traffic associated with our ISP business. The design of the physical network permits us to offer flexible, high-speed services to our customers. Currently, our network footprint has the capability to provide Dial-Up Data Services to over 75% of the nation's population (as determined by U.S. Census population data reporting).

        We provide the following Dial-Up Data products and services:

Primary Rate Interface (PRI)

        PRI uses our network to route ISP end-user calls through an ICG phone number from the public switched network to the ISP-owned modem banks. The ISP's own RAS equipment is typically collocated at one of our central office facilities. PRI is billed at a fixed monthly rate per DS1.

Remote Access Service (RAS)

        Unlike PRI, which requires the ISP to actively oversee their own data infrastructure, RAS is a turnkey Dial-Up Internet access service toward which many ISPs have migrated. RAS adds network management services as it "connects, sends and routes" customer data traffic. This service has the capability to route data directly over our network to the Internet, allowing the ISP to outsource its infrastructure and create a national footprint with minimal investment in fixed assets. RAS is offered with a variety of billing options including monthly port, hourly and per subscriber usage.

CUSTOMER CONCENTRATION, MARKETING AND SALES

Customer Concentration

        A significant amount of our revenue is derived from contracts with certain large customers. In the third quarter of 2003, four customers each represented more than 5% of our Communications revenue: Qwest, WorldCom, and two large national ISPs. Revenue from the top four customers accounted for approximately 56% of our third quarter 2003 Communications revenue. Qwest alone accounted for approximately 32% of our third quarter 2003 Communications revenue. In the future, revenue from Qwest is expected to decrease significantly as a result of the agreement we reached with Qwest in the third quarter of 2003. The Qwest transaction is discussed in greater detail under "Qwest Transaction and Debt Prepayment." In general, upon the contractual expiration of our agreements with our customers, there can be no assurance that customers will elect to continue such agreements. In fact, they may elect to significantly reduce service levels, negotiate lower pricing, or disconnect services completely. In addition, certain material customer agreements do not require the customer to maintain minimum commitments at their current levels.

        The table below shows under "Communications Revenue" the historical percentage of communications revenue we received from our four largest customers for the nine-month period ending September 30, 2003, and under "Ongoing Communications Revenue" the pro forma percentage of communications revenue we would have received from our four largest customers for the nine-month period ending September 30, 2003 had the Qwest transaction been completed at the close of business on December 31, 2002.

	Historical Communications Revenue		Ongoing Communications Revenue
	($amounts in thousands)
Total Communications Revenue	$285,581		$211,702

Qwest revenue	30	%(1)	5	%(2)
WorldCom revenue	10%		13%
ISP #1 revenue	9%		12%
ISP #2 revenue	7%		9%
Top Four Customers revenue	56	%(1)	39	%(2)

(1)
Excludes the Qwest early termination revenue.

(2)
Excludes the Qwest early termination revenue and the Qwest dial-up data services revenue.

Marketing

        Traditionally, our marketing efforts have been limited to trade show and trade journal press given our focus on the wholesale sector. In 2003, our marketing efforts grew significantly to support the launch of VoicePipe™ in 24 markets. We undertook approximately a $1.5 million advertising campaign with the local and national business press, outdoor advertising as well as radio in some markets. The goal of the campaign was to build awareness of VoicePipe™among business decision makers and to drive potential leads to our website for more information. We intend to continue to pursue tactics to help build our brand identity within the corporate services space by further segmenting and targeting decision makers and buyers through direct marketing.

Sales

        Within the past six months we have nearly doubled our internal sales force from 96 sales professionals as of July 2003 to 182 as of November 2003, and intend to increase the number of sales professionals to 250 by the second quarter of 2004. Our sales force is led by a seasoned sales leadership team and is organized by highly skilled and market knowledgeable regional teams. We have also established an indirect sales force that targets value-added resellers who represent ICG. We have also increased the sales team's likelihood of success through expanded training programs and a dedicated sales engineering team.

Direct Sales

        Our sales organization includes retail and wholesale direct sales teams. Of the 182 full-time sales professionals as of November 30, 2003, 18 were wholesale sales personnel, and the remaining were retail sales personnel. The responsibilities of the retail sales organization include both new sales activities and the ongoing management of existing customers. The wholesale organization focuses on national opportunities in the carrier and ISP market segments. Wholesale account managers' responsibilities include customer acquisition and revenue generation, relationship management and contract negotiation.

Indirect Sales

        The direct sales force is complemented by an alternative sales channel that consists of third party sales partners and agents. This channel was developed to distribute our increasing number of products and services. We currently have distribution arrangements with a number of national, regional and local agents and agency firms, whose representatives market primarily our corporate services product offerings. This channel includes approximately 475 third party sales partners in markets throughout the United States. We expect to focus our efforts on high productivity sales partners, which we believe will result in a strong program with increased loyalty and production.

Information System Infrastructure

        Our information system infrastructure is comprised of off the shelf packages together with applications developed specifically for ICG. Our multiyear OSS architecture plan emphasizes the deployment of off the shelf packages for common business and operations functions, integrated with workflow management and data bus technology. We use customized applications only for those functions not addressed by the commercial market if the application provides us with a strategic advantage. These information systems provide 24X7 real time access.

        Off the shelf packages support sales, order capture, service assurance, billing, network inventory, leased line cost management, accounting and finance, human resource management and customer support. In house expertise in enterprise process development, workflow management, and bus technology allows ICG to integrate these applications to meet the rapidly changing needs of the business.

COMPETITION

        We participate in several sectors of the telecommunications services industry, all of which are highly competitive.

        Our Corporate Services product offerings such as voice, data, long distance and conferencing compete against CLECs, ILECs and IXCs. Services are difficult to differentiate between competitors; however, we believe ICG's products and services are distinguishable by the customer experience, price and the bundling of products. We have one of the largest deployments of an IP telephony solution by any facilities-based provider. Many LECs, IXCs, regional players and new entrants have all announced plans to introduce a VoIP or IP telephony service for businesses and have publicly acknowledged the demand for such a service. In addition to facing competition from these service providers, we compete with equipment providers such as Cisco, Nortel and Ayava, who offer similar IP PBX solutions. These equipment providers deliver premised-based options, as opposed to a hosted network service platform.

        Our primary competitors for dial-up services include Level 3, WorldCom, Sprint, and the ILECs. Currently there is more capacity available to support dial-up services than there is demand for such services, creating significant pricing pressures. Furthermore, demand for these services is expected to decline. Dial-up services compete with and are losing market share to broadband services such as cable, DSL, and wireless.

        Our competitors for Point-to-Point Broadband services include all facilities based CLECs, ILECs and IXCs. Over the past two years, demand for Point-to-Point Broadband services from carriers has decreased due to the carriers' excess capacity and network grooming initiatives. This has resulted in reduced volume and prices of our Point-to-Point Broadband services.

        While strong competition currently exists in all sectors of the industry, we believe that we can effectively compete in the areas on which we have focused. Our competitive advantages are inherent in our products and services offered to existing and potential customers, particularly our IP telephony offering. We believe that the large business market for voice and data services provides the greatest opportunity for us to gain market share and significantly grow our revenue. We have increased our sales distribution channels and our regional and market team presence to compete more aggressively and gain market share.

REGULATORY ACTIVITY

        The company's operations are impacted by rules and regulations promulgated and enforced on the federal, state and local levels. Specifically, the Federal Communications Commission has primary jurisdiction with respect to the company's interstate products and services. The various state utility commissions enforce rules relating to our local and intra state products and services and the municipal authorities regulate, among other things, the company's access to the public rights of way. In addition to internal resources, the company retains outside counsel and advisors to ensure appropriate compliance with all regulatory requirements.

        The company generally segregates its product offerings into three different categories. The first category, Corporate Services, includes products and services such as Direct Internet Access, Standard Business Lines and Long Distance. Our offerings in this service category encounter regulatory treatment such as reciprocal compensation, network interconnection, Unbundled Network Elements (UNEs), number portability and others. VoicePipe™, our VoIP product, is also an element of our corporate services offerings. Currently, there are a number of uncertainties that exist with respect to the regulatory treatment of VoIP. Among those uncertainties are whether the conventional access charges regime is applicable to VoIP traffic and carrier obligations with respect to the Communications Assistance For Law Enforcement Act (CALEA), including enhanced 911 (E-911) services, and numerous consumer protection issues.

        The second category, Broadband Services, which includes our Private Lineproduct offerings, are significantly structured according to the application and collection of interstate and intrastate access charges for telecommunications traffic that both originates and terminates on our network. Both federal and state regulatory authorities have jurisdiction over the applicable access charges.

        The final category is Dial-Up Internet Access. While this particular offering is considered unregulated, the Primary Rate Interface or ISDN component, which is a material element of our Dial-Up service offerings, incurs some conventional regulatory oversight with respect to price discrimination, service quality and inter-carrier compensation.

General Operational and Intercarrier Compensation Issues

        The Telecommunications Act generally requires RBOCs to provide interconnection and nondiscriminatory access to their local telecommunications networks and other essential facilities. Network access and interconnections are typically facilitated through written agreements between the parties, commonly known as interconnection agreements. Interconnection agreements are negotiated and enforced on a state-by-state basis. The negotiations involving each agreement are highly complex and can be contentious. Where the parties cannot reach agreement, we must petition the applicable state regulatory agency to arbitrate the disputed issues. Rulings of that particular agency are subject to judicial review by the appropriate state court and, with respect to certain issues, a federal district court.

        We have executed interconnection agreements with every Regional Bell Operating Company, or RBOC, and other smaller ILECs. Key issues that we face during negotiations include, but are not limited to: (i) "virtual-nxx" network deployment that affects the routing and rating of calls where the terminating party may not physically be in the local calling area of the originating party; (ii) Voice over Internet Protocol ("VoIP") issues, including whether VoIP traffic should have the same intercarrier compensation as switched access traffic; and (iii) various other technical and operational related issues.

Reciprocal Compensation

        Reciprocal compensation historically has been an important source of revenue for us. In general, reciprocal compensation is the reimbursement of costs incurred by a carrier that terminates local telecommunications traffic originated on the network of another carrier. We maintain that reciprocal compensation is an appropriate regulatory mechanism, regardless of whether the telecommunications traffic is routed to a conventional end user or an ISP. Our position has been affirmed by a number of state utility commissions as a result of the arbitration of certain terms and conditions articulated in various RBOC interconnection agreements. While we did in fact prevail in a number of arbitrations, in the interest of gaining certainty with respect to the collection of reciprocal compensation, we have negotiated voluntary settlement agreements with certain RBOCs that provide for the payment of reciprocal compensation for both traditional voice, as well as Internet bound traffic. The majority of these reciprocal compensation settlement agreements have expired and in such cases, the parties' current interconnection agreements now govern reciprocal compensation issues. Our reciprocal compensation settlement agreement with SBC, however, remains in effect until May 31, 2004.

        In April 2001, the Federal Communications Commission, or FCC, in response to an opinion by the U.S. Court of Appeals for the District of Columbia Circuit, issued an order regarding reciprocal compensation for Internet bound traffic. The Order placed limits on the volume of reciprocal compensation eligible traffic, the recovery of reciprocal compensation in new markets entered after April 2001.

        The April 2001 Order has not had a material effect on those interconnection agreements (BellSouth Verizon and Qwest) that explicitly require the payment of reciprocal compensation on conventional voice traffic. Likewise, the April 2001 Order has not had a materially negative impact as it relates to the exchange of reciprocal compensation for Internet bound traffic for the aforementioned interconnection agreements, nor has it had any material impact on the negotiated reciprocal compensation settlement agreement with SBC. The FCC is expected to provide further guidance with respect to reciprocal compensation on Internet bound traffic prior to June 2004.

Switched Access

        Switched access is the connection between a long distance carrier's POP and an end user's premises provided through the switching facilities of a LEC. Switched access associated with intrastate toll traffic is governed by our intrastate tariffs filed with respective state utility commissions. Likewise, switched access associated with interstate toll traffic may be governed by interstate switched access tariffs filed with the FCC.

        Historically, the FCC has regulated the access rates imposed by the RBOCs while the CLEC access rates have been less regulated. In May 2000, the FCC ordered a substantial reduction in RBOC per-minute access charges and an increase in the flat monthly charge paid by local residential service subscribers for access to interstate long distance service. The FCC also released an order effective in June 2001 that subjects CLECs' interstate switched access charges to regulation. Specifically, carriers were required to withdraw their interstate tariffs if their switched access rates exceeded rates established by the FCC. Because our switched access rates exceeded the rates established by the FCC, we withdrew our interstate access tariff in August 2001.

        Effective with that same order, our rates were reduced and will continue to decline through June 2004 to be in parity with the RBOC rates competing in each area. In addition, when a CLEC enters a new market its access charges may be no higher than the rates charged by the RBOC operating in the same market. This order does not affect rates subject to contracts that we have entered into with certain long distance carriers.

        The May 2000 RBOC access reform decision, as well as the CLEC access charge regulation have resulted in reductions in the per-minute rates we receive for switched access service in 2001 and 2002 and will result in further reductions through June 2004.

Federal Regulation

        As a result of a previous order adopted by the FCC, carriers were classified for regulatory purposes as either dominant (i.e., generally RBOCs) or non-dominant (i.e., generally CLECs). With respect to most issues, we are considered a non-dominant carrier. Consequently, we enjoy a reduced regulatory compliance burden as compared to the RBOCs. Nevertheless, we must still comply with certain requirements of the Telecommunications Act, such as offering service on a non-discriminatory basis and at reasonable rates. Further, pursuant to our classification as a non-dominant carrier, we elected as of August 1, 2001 to withdraw our tariffs for our interstate product and service offerings.

        We are not subject to rate-of-return regulation in any jurisdiction, nor are we currently required to obtain FCC authorization for the installation, operation or maintenance of our fiber optic network facilities.

        Currently, we utilize certain ILEC network elements in order to provide service to our customers. These network elements include, but are not necessarily limited to, transport facilities, local loops and collocation. We would consider any change in policy that either limits or eliminates our ability to purchase the aforementioned network elements as an impairment to our ability to implement our network deployment strategies.

        During 2001, the FCC initiated a Triennial Review of UNEs to determine which of these elements the RBOCs must continue to provide under sections 251 and 252 of the 1996 Act. The FCC rendered a decision in this proceeding in August, 2003. In that decision the FCC maintained conventional local loops and local switching as a UNEs, but placed new limitations on transport and broadband local loops. The FCC also retained the UNE Platform (UNE-P), which is the combination of transport, local loops, switching and ancillary services that allows a carrier to deliver end-to-end services without owning any telecommunications facilities. We do not currently employ UNE-P, and we have only moderate deployment of UNE transport facilities and local loops. We do not expect these rulings to have a materially negative impact on our revenue or costs.

State Regulation

        In general, state public utility commissions have regulatory jurisdiction over us with respect to local and other intrastate telecommunications services. To provide intrastate service (particularly local dial tone service), we generally must obtain a Certificate of Public Convenience and Necessity (CPCN) from the state regulatory agency prior to offering service. Additionally, most states require us to file tariffs, which articulate the terms and conditions for services that are classified as regulated intrastate services. In some states, we may also be subject to various reporting and record-keeping requirements.

        Under the Telecommunications Act, state commissions continue to set regulatory requirements, including service quality standards and guidelines, for certificated providers of local and intrastate long distance services. Importantly, state regulatory authorities specify permissible terms and conditions (i.e., price) for interconnection with the RBOCs' telecommunications networks. Moreover, these same authorities regulate the provision of unbundled network elements by the RBOCs and enforce performance measurements and other material standards related to local competition and interconnection. In certain states, the utility commission has the authority to scrutinize the rates charged by CLECs for intrastate long distance and local services.

        We currently hold CPCNs (or their equivalents) to provide competitive local services in the following states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New York, North Carolina, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington, D.C., West Virginia, Wisconsin, and Wyoming. Additionally, the Company holds CPCNs (or their equivalents) to provide intrastate long distance services in the following states: Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, Washington D.C., West Virginia, Wisconsin and Wyoming.

Local Government Authorizations

        Under the Telecommunications Act, municipalities typically obtain jurisdiction under applicable state law to control our access to municipally owned or controlled rights of way and to require us to obtain street opening and construction permits to install and expand our fiber-optic network. In addition, many municipalities require us to obtain licenses or franchises and to pay license or franchise fees, often based on a percentage of gross revenue or a certain amount per linear foot, in order to provide telecommunications services. However, in certain states, including California, Ohio and Colorado, current law limits the amount of such fees to be paid to local jurisdictions to actual costs incurred by the municipality for maintaining the public rights of way. There is no assurance that certain cities that currently do not impose fees will not seek to impose fees in the future nor is there any assurance that, following the expiration of existing franchises, the municipality will be obligated to renew a previous agreement or that previously agreed upon fees will remain at their current levels.

        The Telecommunications Act requires that local governmental authorities treat telecommunications carriers in a non-discriminatory and competitively neutral manner. The Act also mandates that any compensation received in exchange for access to the public rights of way be just and reasonable. Where a particular municipality has required unreasonable rights of way access fees, we historically have taken an aggressive position, up to and including litigation. However, due to many court rulings across the country in favor of carriers, we have been able to lessen our aggressive position and have instead worked to establish non-adversarial relationships with these municipalities. Nevertheless, if any of our existing franchise or license agreements are terminated prior to their expiration dates or are not renewed, and consequently we are forced to remove our facilities from the public rights of way, such termination could have a material adverse effect on us.

VoIP Regulation

        There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet and telecommunications. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Our ability and plans to provide telecommunication services at attractive rates arise in part from the fact VoIP services are not currently subject to the same regulation as traditional telephony. In fact, most VoIP providers have adopted the position that VoIP should not be subject to conventional telecommunications regulations, as these providers believe that VoIP is an information service, not a telecommunications service. Likewise, many traditional telecommunications service providers are advocating before the Federal Communications Commission (FCC) and several of the state utility commissions to regulate VoIP on the same or similar basis as traditional telephone services.

        There are numerous legal and regulatory proceedings in progress that address the regulatory treatment of VoIP. For example, a federal court invalidated a Minnesota Public Utilities Commission rule that applied traditional phone regulation to VoIP. Additionally, the California Public Utilities Commission recently initiated an inquiry regarding whether VoIP providers should be required to register as telecommunications services providers. We are actively monitoring the development of regulations and policy that could impact our VoIP offering.

        If the FCC or any state commission decides to regulate VoIP, they may impose surcharges, taxes or additional regulations upon providers of Internet telephony. These surcharges could include access charges payable to local exchange carriers to carry and terminate traffic, contributions to the universal service fund or other charges. We have voluntarily decided to comply with certain regulations with respect to CALEA and the provision of E-911 services, which could also create a significant financial burden. The imposition of any such additional fees, charges, taxes and regulations on VoIP services could materially increase our costs and may reduce or eliminate any competitive pricing advantage.

EMPLOYEES

        As of November 30, 2003, we had 971 full-time employees. None of our employees are represented by a union or subject to a collective bargaining agreement. We believe that we generally offer compensation packages comparable to those of our competitors similar in size and capital structure. We believe that the successful implementation of our business strategy will depend upon our continued ability to attract and retain qualified employees. While we do not expect to add a significant number of new employees to the organization in the near future, we continue to reallocate the distribution of our workforce by adding sales professionals and reducing the number of employees in other areas. In fact, we have reduced the size of our workforce by approximately 15% since our emergence from bankruptcy in October 2002 to enhance our efficiency and cost structure.

PROPERTIES

        Our real estate portfolio includes numerous properties for administrative, warehouse, equipment, collocation and POP sites. As of November 30, 2003, we had approximately 1,076,000 square feet of leased office, warehouse, and equipment space, including our approximately 240,000 square-foot corporate headquarters building located in Englewood, Colorado. We also had approximately 836,000 square feet of space leased throughout the United States, primarily in our switch sites. The lease on our corporate headquarters expires in January 2023, and the other leases expire in 2003 through 2016. Since November 2000, we have reduced our real estate portfolio by approximately 226 sites and 796,848 square feet by rejecting leases through the bankruptcy process and through lease expirations. We continue to evaluate our real estate needs, and will continue to carefully review our portfolio of leased locations for optimum use and cost savings opportunities.

LEGAL PROCEEDINGS

        On November 14, 2000, ICG and most of its subsidiaries filed voluntary petitions for protection under the Bankruptcy Code in the Delaware Bankruptcy Court (Joint Case Number 00-4238 (PJW)). The bankruptcy petition was filed in order to preserve cash and give us the opportunity to restructure our debt. Our Modified Plan was confirmed and became effective on October 10, 2002. The Bankruptcy Court continues to retain exclusive jurisdiction over all matters arising out of and related to our bankruptcy case, including, but not limited to, the resolution and disposition of pre-petition and administrative claims. We expect that these claims will be resolved not later than 2004, and that the Bankruptcy Court will enter a final decree shortly thereafter closing the Chapter 11 case.

        During the third and fourth quarters of 2000, certain former officers and we were served with fourteen lawsuits filed by various stockholders in the United States District Court for the District of Colorado. In October 2001, the Colorado District Court consolidated the various actions and appointed lead plaintiffs' counsel. In February 2002, lead plaintiffs' counsel filed a consolidated amended complaint. The amended complaint does not name ICG as a defendant. The amended complaint alleges violations of Sections 10(b) and 20(a) of the Securities and Exchange Act of 1934, and seeks class action certification under Rule 23 of the Federal Rules of Civil Procedure. The amended complaint seeks unspecified compensatory damages. Under section 510(b) of the Bankruptcy Code, all pre-petition securities claims against ICG were mandatorily subordinated and discharged upon the confirmation of the Modified Plan. Holders of pre-petition equity securities claims did not receive any recovery from us under the Modified Plan.

        We are a party to certain other litigation that has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material impact on our financial condition or results of operations. We are not involved in any administrative or judicial proceedings relative to an environmental matter.

MANAGEMENT

        The table below provides certain information regarding our directors and executive officers.

Name	Age	Title
Jeffrey R. Pearl	39	Interim Chief Executive Officer and Executive Vice President—Sales and Marketing
Richard E. Fish, Jr.	38	Executive Vice President and Chief Financial Officer
Michael D. Kallet	50	Executive Vice President—Operations and Chief Technology Officer
Bernard L. Zuroff	48	Executive Vice President, General Counsel and Secretary
John V. Colgan	58	Senior Vice President—Finance and Controller
William J. Connors(1)(2)	33	Director
Timothy F. Price(1)(2)	50	Director
John A. Scarpati(3)	52	Director
Joseph R. Thornton(1)(2)	41	Director

(1)
Member of Audit Committee

(2)
Member of Compensation Committee

(3)
Chairman of Audit Committee and Compensation Committee

        The following sets forth certain biographical information, including present and past business experience, regarding our directors and executive officers.

        Jeffrey R. Pearl joined us in July 2003 as Executive Vice President—Sales and Marketing, and was named interim Chief Executive Officer in November 2003 following the departure of Mr. Randall E. Curran. Prior to joining us, Mr. Pearl held a variety of executive sales positions with Qwest Communications, including Vice President of Sales where Mr. Pearl supervised a 1,500 person direct sales force from August 2000 to June 2003. Prior thereto, Mr. Pearl was Regional Vice President from November 1998 to August 2000. Prior to Qwest, Mr. Pearl held sales positions at Frontier Communications and WorldCom, Inc.

        Richard E. Fish, Jr. has served as our Executive Vice President and Chief Financial Officer since December 2000. Prior to this position, Mr. Fish was our Vice President of Finance from September 1999 to May 2000 and became Senior Vice President of Finance thereafter until he was appointed our Chief Financial Officer. Before joining us, Mr. Fish was Director-Access Management with AT&T Corporation from 1998 to 1999. AT&T acquired Teleport Communications Group, Inc. in 1998 where Mr. Fish was Director-Operations since 1994. Prior thereto, Mr. Fish was a manager with Arthur Andersen & Co., where he spent approximately seven years. Mr. Fish was serving as Senior Vice President of Finance at the time of our bankruptcy filing.

        Michael D. Kallet has served as our Executive Vice President—Operations and Chief Technology Officer since July 1999. Mr. Kallet was also General Manager and Chief Operations Officer of ICG NetAhead, Inc., one of our former subsidiaries, from February 1999 to June 1999. Prior thereto, he was Senior Vice President of Products and Services of NETCOM On-Line Communication Services, Inc., one of our former subsidiaries since December 1995. Prior to joining NETCOM On-Line Communication Services, Inc., Mr. Kallet held several positions in the technology industry, including positions at IBM, Computer Support Corporation, Walker Interactive and Software Publishing

Corporation (Harvard Graphics). Mr. Kallet was serving as Executive Vice President—Operations and Chief Technology Officer at the time of our bankruptcy filing.

        Bernard L. Zuroff has served as our Executive Vice President, General Counsel and Secretary since October 2000. Prior to this position, Mr. Zuroff was Assistant General Counsel and Corporate Attorney since July 1996. Before joining us, he had 11 years of experience as an attorney with Gorsuch Kirgis, L.L.C., the Resolution Trust Company and Infotel, Inc. Mr. Zuroff was serving as Executive Vice President, General Counsel and Secretary at the time of our bankruptcy filing.

        John V. Colgan has served as our Senior Vice President—Finance and Controller since July 1999. Since joining us in April 1994, Mr. Colgan has held a number of positions including Vice President of Financial Planning and Analysis and Senior Vice President of Finance for ICG Telecom Group, Inc., a subsidiary of the Company. Prior thereto, Mr. Colgan held several executive positions in the transportation and logistics industry, including positions with TLN, Inc., MNX, Inc. and Burlington Northern Motor Carriers, a subsidiary of Burlington Northern, Inc. Prior to joining Burlington Northern, Mr. Colgan was a senior manager at Arthur Andersen & Co. where he spent approximately ten years. Mr. Colgan was serving as Senior Vice President of Finance and Controller at the time of our bankruptcy filing.

        William J. Connors has served as our director since October 2002 and has been a member of our Board's Audit and Compensation Committees since joining. He is a Portfolio Manager for W. R. Huff Asset Management Co., L.L.C. and the Chief Investment Officer of WRH Partners Global Securities, LP. Mr. Connors has worked with the Huff group since 1992. Mr. Connors is also a member of the Board of Directors of Impsat Fiber Networks, Inc. Mr. Connors received his undergraduate degree in Applied Mathematics from Drew University and his MBA from Columbia University. Mr. Connors is a Chartered Financial Analyst. He joined our Board of Directors on October 10, 2002.

        Timothy F. Price has served as our director since October 2002 and has been a member of our Board's Audit and Compensation Committees since joining. He has also served as a managing member of Communications Advisory Group, L.L.C., a telecommunications consulting firm, since January 2001. Prior to joining Communications Advisory Group, L.L.C., Mr. Price served as an advisor to several venture capital firms and investment banks. From 1984 to December 1999, Mr. Price served in various capacities with MCI, Inc. and its subsidiary, MCI WorldCom Communications, a provider of business and residential communication services. His positions included President and Chief Operating Officer of MCI, Inc., and President and CEO of MCI WorldCom Communications. During his tenure with MCI, Mr. Price also served as President—Business Markets, where he led the introduction of Network MCI Business and Proof Positive from MCI. Prior to this role, Mr. Price served as Senior Vice President—Sales and held senior positions in MCI's paging and cellular telephony business. Prior to joining MCI, Mr. Price served as Vice President—Marketing for Warner Amex Cable. In addition, Mr. Price has served on the Boards of Directors of both MCI and WorldCom, SHL Systemhouse, the National Alliance of Business, the Woodruff Foundation and the Corporate 100 of the John F. Kennedy Center for the Performing Arts. Mr. Price currently serves on the Board of Directors of Anchor Glass Container Corporation, a manufacturer of glass containers, Vanguard Car Rental and DecisionOne, a provider of information technology support services. He also serves on the Advisory Board of C&T Access Ventures.

        John A. Scarpati joined our Board of Directors on October 10, 2002, and has been Chairman of the Board's Audit and Compensation Committees since joining. Mr. Scarpati served as Chief Administrative Officer of Global Crossing Ltd., a telecommunications services provider of voice, data, video and conferencing products and services, from December 1999 to October 2000. Since leaving Global Crossing Ltd., Mr. Scarpati has been an independent consultant. From July 1998 to December 1999, Mr. Scarpati served in various capacities with AT&T, a communications services provider of voice, video and data communications, including Vice President and Chief Financial Officer for the AT&T Business Service Group and Senior Financial Officer for AT&T Local Network Services. From 1984 until 1998, Mr. Scarpati worked for Teleport Communications Group, Inc. in several financial roles including Senior Vice President and Chief Financial Officer. Mr. Scarpati also has served as Vice President—Manager of Acquisitions at Merrill Lynch & Co., Inc. Mr. Scarpati served as an executive officer of Global Crossing within two years prior to its filing of a petition for relief under the federal bankruptcy laws in January 2002.

        Joseph R. Thornton joined our Board of Directors on October 10, 2002, and has been a member of the Board's Audit and Compensation Committees since joining. Mr. Thornton is counsel to W. R. Huff Asset Management Co., L.L.C., an independent investment management firm that specializes in the management of corporate high yield bonds, and has worked with the firm for more than ten years. Mr. Thornton received a BA degree in Economics, and JD and MBA degrees from the University of North Carolina at Chapel Hill. Mr. Thornton has served on the Boards of Directors of e.spire Communications and Uniflex, Inc. and as an observer to the Board of Price Communications. Mr. Thornton is a Chartered Financial Analyst. Mr. Thornton is also a member of the Board of Directors of Impsat Fiber Networks, Inc.

        There are no family relationships between any of our directors and executive officers.

Election of Directors

        Our Board of Directors is divided into three separate classes of directors, designated Class I, Class II and Class III, respectively. At each annual meeting of stockholders, the term of one class of directors expires and successors to such directors are elected to serve three-year terms. The initial terms of the Class I, Class II and Class III directors expire at the 2003, 2004 and 2005 annual meetings of the stockholders, respectively.

        Pursuant to the Modified Plan and our Restated By-Laws, we are currently obligated to nominate for election (in connection with any meeting of or written consent solicited from our stockholders called for the purpose of electing directors) two individuals designated by Cerberus, two individuals designated by Huff and the individual acting as our Chief Executive Officer. The Chief Executive Officer is a Class I director, one designee of Cerberus and Huff, respectively, is a Class II director, and the other designee of Cerberus and Huff, respectively, is a Class III director. The election of directors is decided by the vote of the holders of a majority of the outstanding shares of all classes of the Company's stock entitled to vote, present in person or by proxy at the meeting, voting as a single class. In addition, Cerberus has the option to appoint one non-voting, non-participating observer to our Board of Directors.

Director Compensation

        We compensate our non-employee directors with a cash payment of $26,000 per year. We also compensate our non-employee directors $1,000 in cash for attendance in person at meetings of our Board of Directors. In addition, the Chairmen of the Compensation and Audit Committees each receive an annual fee of $25,000 payable in quarterly installments. On February 10, 2003, all of our non-employee directors were granted options to purchase 10,000 shares of common stock under the Directors' Stock Option Plan at $9.12 per share. Such options fully vested on the date of grant. There are no other arrangements pursuant to which we compensate any of our non-employee directors.

Compensation Committee Interlocks and Insider Participation

        None of our current executive officers has ever served as a member of the board of directors, or any committee thereof, of any other entity that has or has had one or more executive officers serving as a member of our Board of Directors, or any committee thereof.

        Since we emerged from bankruptcy on October 10, 2002, our Compensation Committee of our Board of Directors has consisted of our four non-employee directors: John A. Scarpati, who serves as Chairman, William J. Connors, Timothy F. Price and Joseph R. Thornton. From January 1, 2002 to October 10, 2002 (the effective date of our Modified Plan), the Compensation Committee consisted of William J. Laggett, Walter L. Threadgill, Leontis Teryazos and John U. Moorhead. None of the individuals serving on the Compensation Committee during fiscal year 2002 was an officer or employee of us or our subsidiaries during the fiscal year 2002, was an officer of us or our subsidiaries prior to the fiscal year 2002 or had any relationship that required disclosure under the caption "Certain Relationships and Related Transactions" contained in this prospectus.

Executive Compensation and Other Benefits

Summary of Cash and Certain Other Compensation

        The following table provides certain summary information concerning compensation paid or accrued by us and our subsidiaries, to or on behalf of Randall E. Curran, our former Chairman and Chief Executive Officer and the four other most highly compensated executive officers for the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000. We have not maintained any long-term incentive plans, nor have we granted stock appreciation rights. On October 10, 2002, as part of the Modified Plan, certain members of senior management were granted options under the ICG Communications, Inc. Year 2002 Stock Option Plan. The persons named in the table are hereinafter referred to as our named executive officers.

Summary Compensation Table

								Long-term Compensation
		Annual Compensation						Awards
Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)		Other Annual Compensation ($)(1)		Securities Underlying Options (#)		All Other Compensation ($)
Randall E. Curran Former Chairman of the Board and Chief Executive Officer	2002 2001 2000	861,923 900,000 225,000		700,000 900,000 —	(2) (4)	— 391,734 —	(5)	— — —		6,000 — —	(3)
Richard E. Fish, Jr. Executive Vice President and Chief Financial Officer	2002 2001 2000	287,616 258,462 168,654		— 241,000 80,630	(6) (7)	— — —		43,714 — 60,000	(8)	6,000 5,100 13,563	(3) (3) (9)
Michael D. Kallet Executive Vice President—Operations and Chief Technology Officer	2002 2001 2000	380,577 350,000 283,924	(12)	500,238 466,000 207,020	(2) (10) (13)	— — 59,197	(14)	83,785 — 88,905	(8)	6,000 5,322 46,963	(3) (11) (15)
Bernard L. Zuroff Executive Vice President, General Counsel & Secretary	2002 2001 2000	247,539 210,769 140,000		— 118,000 51,837	(17) (18)	— — —		36,428 — 33,300	(8)	7,937 5,100 9,478	(16) (3) (3)
John V. Colgan Senior Vice President—Finance and Controller	2002 2001 2000	209,308 193,654 171,923		— 133,792 79,070	(19) (20)	— — —		26,250 — 56,750	(8)	6,431 5,100 36,609	(3) (3) (21)

(1)
For such persons for whom no amount is disclosed in this column, such amounts were less than 10% of the combined amount of the person's salary and bonus. However, in our Forms 10-K for fiscal years ended December 31, 2000 and 2001, respectively, all amounts for perquisites and other personal benefits were included in this column, regardless of amount. Further, amounts for 401(k) contributions which were previously included in this column are now reflected in the column "All Other Compensation."

(2)
The amounts shown in this column for Mr. Curran and Mr. Kallet represent bonuses earned pursuant to the terms of their respective employment agreements for our successful emergence from bankruptcy.

(3)
Consists of our contributions to 401(k) plan.

(4)
Incentive bonus earned in 2001 but paid in 2002.

(5)
Includes $6,111 for car allowance, $383,887 for taxable relocation expenses and $1,736 of non-taxable relocation expenses.

(6)
Includes $160,000 for retention bonus and $81,000 for incentive bonus earned in 2001 but paid in 2002.

(7)
Includes $40,630 incentive bonus and $40,000 retention bonus.

(8)
Such options were with respect to the old stock of the Predecessor Company, which options were cancelled as part of our Modified Plan.

(9)
Includes our contributions to 401(k) plan and 401(k) Wraparound Deferred Compensation Plan.

(10)
Includes $340,000 for retention bonus and $126,000 for incentive bonus earned in 2001 but paid in 2002.

(11)
Includes $3,712 in Company contributions to 401(k) plan and $1,610 in executive life insurance premiums.

(12)
Includes $283,462 in annual salary and $462 of retroactive salary that was paid in 2000.

(13)
Includes $122,020 incentive bonus and $85,000 retention bonus.

(14)
Taxable relocation expenses.

(15)
Includes $16,871 for our contributions to 401(k) plan and 401(k) Wraparound Deferred Compensation Plan, $1,610 for executive life insurance payments and $28,482 for distribution of amounts under our 401(k) Wraparound Deferred Compensation Plan.

(16)
Includes $1,780 for executive life insurance premium and $6,157 Company contributions to 401(k) plan.

(17)
Includes $52,000 for retention bonus and $66,000 for incentive bonus earned in 2001 but which was paid in 2002.

(18)
Consists of $38,837 incentive bonus and $13,000 retention bonus.

(19)
Consists of $80,000 retention bonus and $53,792 for incentive bonus which was earned in 2001 but paid in 2002.

(20)
Includes $59,070 incentive bonus and $20,000 retention bonus.

(21)
Includes $4,712 in accrued and unused vacation, $19,249 for distribution of amounts under our Wraparound Deferred Compensation Plan, and $12,648 for Company contributions to 401(k) plan and 401(k) Wraparound Deferred Compensation Plan.

Stock Options

Option Grants in Fiscal Year 2002

        We granted no stock appreciation rights during fiscal year 2002. Options granted to the named executive officers prior to our filing for bankruptcy were cancelled as part of the Modified Plan and are not outstanding. On October 10, 2002, certain executives were granted options under the ICG Communications, Inc. Year 2002 Stock Option Plan as set forth below.

Individual Grants					Potential realizable value at assumed annual rates of stock price Appreciation for option term(2)
Name	Number of securities underlying Options granted(1)	Percent of total options granted to employees in fiscal year	Exercise or base price ($/Share)	Expiration date	5%	10%
Randall E. Curran	—	—	—	—	—	—
Richard E. Fish, Jr.	43,714	5.69%	$9.12	Oct. 9, 2012	$250,722	$635,379
Michael D. Kallet	83,785	10.9%	$9.12	Oct. 9, 2012	$480,550	$1,217,809
Bernard L. Zuroff	36,428	4.74%	$9.12	Oct. 9, 2012	$208,933	$529,478
John V. Colgan	26,250	3.42%	$9.12	Oct. 9, 2012	$150,557	$381,541

(1)
The stock options vest in 3 equal annual installments beginning on the first anniversary of the grant date, provided the participant is employed by us on each such vesting date.

(2)
Based on actual option term and annual compounding.

Aggregated Option Exercises in Fiscal Year 2002 and Option Values at December 31, 2002

        The following table provides information as to the value of unexercised options at December 31, 2002 by each of the named executive officers. We granted no stock appreciation rights during fiscal year 2002 to the named executive officers or to any other employees, and no named executive officers or anyone else acquired shares of our common stock through the exercise of options during 2002.

			Number of Securities Underlying Unexercised Options at Dec. 31, 2002		Value of Unexercised In-the-Money Options at Dec. 31, 2002
Name	Shares Acquired on Exercise (#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Randall E. Curran	—	—	—	—	—	—
Richard E. Fish, Jr.	—	—	—	43,714	—	—
Michael D. Kallet	—	—	—	83,785	—	—
Bernard L. Zuroff	—	—	—	36,428	—	—
John V. Colgan	—	—	—	26,250	—	—

Executive Employment Agreements

        During the term of his employment with us, Mr. Curran's employment agreement provided for a month-to-month term at an annual base salary of $900,000. Subject to our achieving certain financial targets established by our Board, the agreement also provided for performance bonuses in an amount equal to 12 months' base salary at the rate then in effect based upon performance targets established at the discretion of our Board or the Compensation Committee. In addition, Mr. Curran was entitled to benefits that were generally provided to our senior executives, including reimbursement of reasonable out-of-pocket expenses incurred on our behalf. Pursuant to the terms of his employment agreement,

Mr. Curran received a lump-sum severance payment in an amount equal to 15 months of his base salary.

        Our employment agreements with Richard E. Fish, Jr., Michael D. Kallet, Bernard L. Zuroff, Robert Athey, John V. Colgan and James F. Smith provide for base salaries and such other benefits as are generally provided to our senior executives, including reimbursement of reasonable out-of-pocket expenses incurred on our behalf. These employment agreements may be terminated by us or by the employee with or without cause. If an agreement is terminated by us for any reason other than the employee's death, disability or for cause, or if there is a constructive dismissal (for example, the employee resigns because he or she is required to relocate to another state or country), the employee will receive an amount equal to 12 months salary at the rate then in effect. Fifty percent will be paid in a lump sum within 15 business days of termination and the remaining 50% is payable in 12 equal monthly installments commencing 30 days after termination. If the employee obtains new employment within such 12-month period, the severance is subject to mitigation on a dollar-for-dollar basis. If the employee's employment is terminated in the case of death, the employee's estate will receive an amount equal to three months' base salary. Messrs. Fish, Kallet, Zuroff, Athey, Colgan and Smith are subject to a ten-year confidentiality covenant and a one-year non-interference commitment following termination of employment.

Directors Stock Option Plan

        Our Board of Directors has adopted, and the stockholders have approved, the Directors' Stock Option Plan, or the Directors Option Plan, pursuant to which each non-employee director has been granted options. The Directors' Option Plan provides for the granting of stock options as determined by a committee appointed by the Board of Directors. All of our non-employee directors are eligible to participate in the Directors' Option Plan.

        The Directors' Option Plan authorizes the grant of awards relating to an aggregate of 120,000 shares of our common stock. If any corporate transaction occurs which causes a change in our capitalization such as a reorganization, recapitalization, stock split, stock dividend, reverse stock split, share combination, merger, consolidation, acquisition of property or shares, separation, spinoff, stock rights offering, liquidation or similar event, the number and kind of shares of common stock available, or the number and kind and/or price of the shares of common stock subject to outstanding awards granted under the Directors' Option Plan, will be adjusted appropriately and equitably to prevent dilution or enlargement of the optionees' rights. Shares underlying awards will be counted against the 120,000 shares limitation and may be reused to the extent that an award expires, is terminated unexercised or forfeited, or shares of common stock are returned to our treasury as a result of any form of "cashless" exercise of options or tax withholding of shares permitted by the committee under the Directors' Option Plan.

        The Directors' Option Plan became effective as of February 10, 2003 and will continue until the Directors' Option Plan's tenth anniversary. In the event of a termination, the Directors' Option Plan will remain in effect so long as any awards remain outstanding.

        The committee administering the Directors' Option Plan may grant to directors non-qualified stock options, or NSOs. In fact, only NSOs may be granted to non-employee directors. The exercise price for any option granted under this Directors Option Plan must be at least equal to 100% of the fair market value of our common stock on the date the option is granted. NSOs will expire at times the committee determines at the time of grant; however, no award can be exercisable later than the tenth anniversary after the date of grant.

        Awards granted under the Directors' Option Plan are exercisable or payable at the times and subject to the restrictions and conditions the committee establishes. Each NSO will become vested according to the vesting schedule contained in the award agreement. If no vesting schedule is provided, the NSO will become 100% vested upon the grant date. Only upon exercise of the option will the holder have the rights of a stockholder with respect to the shares of our common stock subject to an award under the Directors' Option Plan.

        Except as otherwise provided in an award agreement, if a holder of an option grant dies or become disabled during the exercise period while still serving as a director, the NSO may be exercised by those entitled to do so (beneficiaries in the event of a death) within 18 months following the death or disability (provided that an exercise must occur within the exercise period), but not thereafter. Except as otherwise provided in the award agreement, if the service of a director is terminated within the exercise period for any reason other than for cause or death or disability, the director may exercise the NSO within 90 days following the date of termination (provided that an exercise must occur within the exercise period) but not thereafter.

        The NSO may be exercised only as to the shares of common stock as to which the NSO had become exercisable on or before the date of termination, death or disability. In the event the service of a director is terminated for cause, any NSO then held by the director, whether or not vested, will be cancelled and will become void, and the director will have no further interest in the NSO.

        The Directors' Option Plan is administered by a committee consisting of two or more members of the Board of Directors appointed by our Board of Directors. The members of the committee serve for a period decided in the sole discretion of the Board of Directors and may be removed from the committee at any time at the sole discretion of the Board of Directors. Currently, the committee members do not receive any compensation, although compensation is permissible, for administering the Directors' Option Plan, other than the standard fees as established from time to time by our Board of Directors for services by them on committees. The committee is comprised of those individuals deemed necessary by the Board of Directors, in its sole discretion, to comply with applicable securities and tax rules and regulations. The committee has full authority to decide all questions of interpretation and application of the provisions of the Directors Option Plan and its decisions are final and binding upon all employees in the Directors' Option Plan. Currently, Messrs. Connors, Price, Scarpati and Thornton serve on the committee which administers the Directors' Option Plan.

ICG Communications, Inc. Year 2002 Stock Option Plan

        Our Board of Directors has adopted the ICG Communications, Inc. Year 2002 Stock Option Plan, or the 2002 Plan. The 2002 Plan provides for the granting of stock options as determined by a committee appointed by the Board of Directors. Employees of ICG or any of its parents or subsidiaries may be granted options; however, any such grants lie within the discretion of such committee.

        The 2002 Plan authorizes the grant of awards relating to an aggregate of 768,137 shares of common stock. If any corporate transaction occurs which causes a change in our capitalization such as a reorganization, recapitalization, stock split, stock dividend, reverse stock split, share combination, merger, consolidation, acquisition of property or shares, separation, spinoff, stock rights offering, liquidation or similar event, the number and kind of shares of common stock available, or the number and kind and/or price of the shares of common stock subject to outstanding awards granted under the 2002 Plan, will be adjusted appropriately and equitably to prevent dilution or enlargement of the optionees' rights. Shares underlying awards will be counted against the 768,137 shares limitation and may be reused to the extent that an award expires, is terminated unexercised or forfeited, or shares of common stock are returned to our treasury as a result of any form of "cashless" exercise of options or tax withholding of shares permitted by the committee under the 2002 Plan.

        The 2002 Plan became effective as of January 1, 2002, and is unlimited in duration. In the event of a termination, the 2002 Plan will remain in effect so long as any awards remain outstanding.

        The committee administering the 2002 Plan may grant to employees incentive stock options, or ISOs, NSOs or a combination of these options under the 2002 Plan. The exercise price for any ISO or NSO granted under this 2002 Plan must be at least equal to 100% of the fair market value of the common stock on the date the option is granted.

        ISOs and NSOs will expire at times the committee determines at the time of grant. No option can be exercisable later than the tenth anniversary after the grant (five years for ISOs granted to an employee who owns more than 10% of all of the voting power of all classes of stock).

        Awards granted under the 2002 Plan are exercisable or payable at the times and subject to the restrictions and conditions the committee establishes. The 2002 Plan is described as a non-cash equity based long-term incentive plan.

        Each ISO or NSO will become vested according to the vesting schedule contained in the option agreement. If no vesting schedule is provided, the ISO or NSO will become 33.3% vested on the first anniversary of the grant date, an additional 33.3% vested on the second anniversary of the grant date and an additional 33.4% on the third anniversary of the grant date, as long as the grantee is employed on each anniversary date. Options will become fully vested upon a change in control. Only upon exercise of the option will the holder have the rights of a stockholder with respect to the shares of common stock subject to an award under the 2002 Plan.

        With regard to ISOs and NSOs, if a grantee dies or becomes disabled during the exercise period while still employed, the option may be exercised by those entitled to do so (by beneficiary in the event of death) within 18 months following death or disability (provided than an exercise must occur within the exercise period), but not thereafter. To retain ISO treatment, however, any vested options must be exercised within 12 months of death or disability. If a grantee's employment is terminated (which means such employee is no longer employed by us or any subsidiary) within the exercise period for any reason other than for cause or death or disability, the grantee may exercise the option within 18 months following the date of termination (provided that an exercise must occur within the exercise period) but not thereafter. Any ISO exercised after 90 days, however, will be treated as an NSO.

        The ISO or NSO may be exercised only as to the shares of common stock as to which the ISO or NSO had become exercisable on or before the date of the termination, death or disability. All unvested options at the time of termination, death or disability will automatically terminate. In the event employment with us or any subsidiary is terminated for cause, any ISO or NSO then held by the employee will be cancelled and will become void, and he will have no further interest in the ISO or NSO.

        The 2002 Plan is administered by a committee consisting of two or more members of the Board of Directors appointed by our Board of Directors. The committee members do not receive any compensation for administering the 2002 Plan, although the 2002 Plan does not prohibit compensation, other than the standard fees as established from time to time by the Board of Directors for services by them on such committee. The committee is comprised of those individuals deemed necessary by the Board of Directors, in its sole discretion, to comply with applicable securities and tax rules and regulations. The committee has full authority to decide all questions of interpretation and application of the provisions of the 2002 Plan and its decisions are final and binding upon all employees in the 2002 Plan.

        The Board of Directors may amend, suspend or terminate the 2002 Plan at any time, provided that no amendment may materially adversely affect any outstanding award without consent of the holders. Any amendment that increase the number of shares of common stock available under the 2002 Plan or which changes the class of eligible employees requires the approval of our stockholders.

        Directors are generally considered to be "affiliates" of us under the rules and regulations promulgated under the Securities Act of 1933. Affiliates may not offer or sell the shares of common stock they acquire under the 2002 Plan, unless the offers and sales are made pursuant to an effective registration statement under the Securities Act of 1933 or pursuant to an appropriate exemption from the registration requirements of the Securities Act of 1933; or in accordance with the conditions and limitations contained in Rule 144 promulgated under the Securities Act of 1933.

        Any acceleration of the vesting or payment of awards under the 2002 Plan in the event of a change in control may cause part or all of the consideration involved to be treated as an "excess parachute payment" under the Internal Revenue Code, which may subject the holder to a 20% excise tax and which may not be deductible by ICG.

ICG Communications, Inc. Year 2003 Stock Option Plan

        Our Board of Directors has adopted the ICG Communications, Inc. Year 2003 Stock Option Plan, or the 2003 Plan. The 2003 Plan provides for the granting of stock options as determined by a committee appointed by the Board of Directors. Employees of us or our parents or subsidiaries may be granted options; however, any such grants lie within the discretion of such committee.

        The 2003 Plan authorizes the grant of awards relating to an aggregate of 265,000 shares of our common stock. If any corporate transaction occurs which causes a change in our capitalization such as a reorganization, recapitalization, stock split, stock dividend, reverse stock split, share combination, merger, consolidation, acquisition of property or shares, separation, spinoff, stock rights offering, liquidation or similar event, the number and kind of shares of common stock available, or the number and kind and/or price of the shares of common stock subject to outstanding awards granted under the 2003 Plan, will be adjusted appropriately and equitably to prevent dilution or enlargement of the optionees' rights. Shares underlying awards will be counted against the 265,000 share limitation and may be reused to the extent that an award expires, is terminated unexercised or forfeited, or shares of common stock are returned to our treasury as a result of any form of "cashless" exercise of options or tax withholding of shares permitted by the committee under the 2003 Plan.

        The 2003 Plan became effective as of February 28, 2003, and, subject to stockholder approval of the 2003 Plan if such stockholder approval is required by law, will be unlimited in duration, but no ISO may be granted after 2003 Plan's tenth anniversary. In the event of a termination, the 2003 Plan will remain in effect so long as any awards remain outstanding.

        The committee administering the Plan may grant to employees ISOs, NSOs or a combination of these options under the Plan. The exercise price for any ISO granted under this Plan must be at least equal to the fair market value of the common stock on the date the option is granted (but special rules apply to the exercise price of ISOs granted to an employee who owns more than 10% of all the voting power of all classes of our stock or the stock of our parent or subsidiary). The exercise price for any NSO granted under this Plan may be at any price.

        ISOs and NSOs will expire at times the committee determines at the time of grant. No option can be exercisable later than the tenth anniversary after the grant (five years for ISOs granted to an employee who owns more than 10% of all of the voting power of all classes of stock).

        Awards granted under the 2003 Plan are exercisable or payable at the times and subject to the restrictions and conditions the committee establishes. The 2003 Plan is designed as a non-cash equity based long-term incentive plan.

        Each ISO or NSO will become vested according to the vesting schedule contained in the option agreement. If no vesting schedule is provided, the ISO or NSO will become 33.3% vested on the first anniversary of the grant date, an additional 33.3% vested on the second anniversary of the grant date and an additional 33.4% on the third anniversary of the grant date, as long as the grantee is employed on each anniversary date. Options will become fully vested upon a change in control. Only upon exercise of the option will the holder have the rights of a stockholder with respect to the shares of common stock subject to an award under the 2003 Plan.

        With regard to ISOs, if a grantee dies or becomes disabled during the exercise period while still employed, or within the 90-day period referred to in the following sentence, the vested ISOs must be exercised by those entitled to do so (by a beneficiary in the event of death) within 18 months following the grantee's death or disability (provided that an exercise must occur within the exercise period), but not thereafter. To retain ISO treatment, however, any vested ISO must be exercised within 12 months of death or disability. If a grantee's employment is terminated (which means such employee is no longer employed by us or any subsidiary) within the exercise period for any reason other than for cause or death or disability, the grantee may exercise the ISO within 90 days following the date of the termination (provided that an exercise must occur within the exercise period), but not thereafter.

        With regard to NSOs, if a grantee dies or becomes disabled during the exercise period while still employed, the NSO may be exercised by those entitled to do so (by beneficiary in the event of death) within 18 months following death or disability (provided than an exercise must occur within the exercise period), but not thereafter. If a grantee's employment is terminated (which means such employee is no longer employed by us or any subsidiary) within the exercise period for any reason other than for cause or death or disability, the grantee may exercise the NSO within 18 months following the date of termination (provided that an exercise must occur within the exercise period) but not thereafter.

        The ISO or NSO may be exercised only as to the shares of common stock as to which the ISO or NSO had become exercisable on or before the date of the termination, death or disability. All unvested options at the time of termination, death or disability will automatically terminate. In the event employment with us or any subsidiary is terminated for cause, any ISO or NSO then held by the employee will be cancelled and will become void, and he will have no further interest in the ISO or NSO.

        The 2003 Plan is administered by a committee consisting of two or more members of the Board of Directors appointed by our Board of Directors. The members of the committee serve for a period decided in the sole discretion of the Board of Directors and may be removed from the committee at any time at the sole discretion of the Board of Directors. The committee members do not receive any compensation for administering the 2003 Plan, other than the standard fees as established from time to time by the Board of Directors for services by them on such committee. The committee is expected to be comprised of those individuals deemed necessary by the Board of Directors, in its sole discretion, to comply with applicable securities and tax rules and regulations. The committee has full authority to decide all questions of interpretation and application of the provisions of the 2003 Plan and its decisions are final and binding upon all employees in the 2003 Plan.

        The Board of Directors may amend, suspend or terminate the 2003 Plan at any time, provided that no amendment may materially adversely affect any outstanding award without consent of the holders.

Limitation of Liability and Indemnification

        Our Amended and Restated Certificate of Incorporation eliminates the personal liability of our directors to us and our stockholders for monetary damages for breach of the directors' fiduciary duties to the fullest extent permissible by law. Our Amended and Restated Certificate of Incorporation and Restated By-Laws provide that we shall indemnify our officers and directors to the fullest extent permitted by law. We have also entered into agreements to indemnify our officers and directors that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as officers or directors or other positions served at our request to the fullest extent not prohibited by law.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Senior Subordinated Term Loan and Related Warrants

        Pursuant to the Modified Plan, Cerberus arranged our $25 million senior subordinated term loan, all of the proceeds of which were distributed pro rata to the holders of our pre-petition secured notes. The senior subordinated term loan, which was prepaid pursuant to its terms following the completion of the Qwest transaction, had the following terms:

  •
  subordinated to the secured notes;

  •
  secured by liens, which were junior to the liens securing the then-outstanding secured notes, on substantially all of our assets;

  •
  4-year maturity; and

  •
  interest rate of 14% per annum.

        Madeleine L.L.C., a lender under the senior subordinated term loan, received warrants to purchase a total of 426,316 additional shares of common stock which are beneficially owned by Stephen Feinberg, a selling stockholder and the beneficial owner of more than 5% of our common stock. See "Description of Capital Stock—Warrants" and "Security Ownership of Certain Beneficial Owners and Management." In addition, as a result of the Qwest transaction, we prepaid to Madeleine L.L.C. $22.5 million in principal and all accrued interest due to Madeleine L.L.C. under our senior subordinated term loan. See "Recent Developments—Prepayment of Secured Notes and Senior Subordinated Term Loan."

Nomination Rights to Board of Directors

        Our Restated By-Laws, which were adopted in connection with the Modified Plan, provide that under certain conditions that are currently satisfied Huff and Cerberus and their respective affiliates each have the right to require us to nominate two individuals for election to our Board of Directors. Further, Cerberus has the right to appoint one non-voting, non-participating observer to our Board of Directors. Accordingly, Cerberus required us to nominate Timothy F. Price and John A. Scarpati, and both were elected and currently serve as members of our Board of Directors. Huff required us to nominate William J. Connors and Joseph R. Thornton, and both were elected and currently serve as members of our Board of Directors. Mr. Connors and Mr. Thornton are both currently employed by Huff. Furthermore, in connection with the Modified Plan, we entered into a letter agreement with Huff, dated as of July 25, 2002, pursuant to which Huff will cause one or more of the individuals who were nominated for election to our Board of Directors by Huff, as described above, to resign from our Board of Directors upon a specified reduction in the percentage of our common stock that they control. See "Management—Election of Directors."

Registration Rights Agreement

        Madeleine L.L.C. and Huff entered into a registration rights agreement with us at the time of our emergence from bankruptcy which gives them certain registration rights with respect to the shares of our common stock owned by them. The registration statement of which this prospectus forms a part was filed by us because they exercised their rights to have their shares registered under the registration rights agreement.

        Under the terms of the registration rights agreement, the above holders are entitled to demand up to five total registrations with respect to our securities, provided the securities to be registered in any such registration either equal a minimum of $5,000,000 aggregate offering price to the public or the requested registration constitutes all of such holder's registrable securities. We are required to register all shares of our common stock currently owned or subsequently acquired by these holders. The registration rights agreement also provides these holders with unlimited "piggyback" registration rights for securities owned by them, which gives them the right to include the securities they own in registration statements in which we are registering securities for sale on our behalf or on behalf of other holders of our securities. Although we will be responsible for all expenses incurred in connection with any registration offered pursuant to the registration rights agreement, we will not be responsible for applicable underwriting discounts, selling commissions or stock transfer taxes incurred by the holders or for the expenses of more than one counsel for all such holders. The registration rights agreement also includes customary indemnification and contribution provisions.

Indemnification Agreements

        In March of 2003, we entered into indemnification agreements with each of our directors. The indemnification agreements require us to indemnify our directors to the fullest extent permitted by law and require us to advance the expenses incurred by such directors as a result of any threatened claims or proceedings brought against them as to which they could be indemnified, subject to applicable law. See "Description of Capital Stock—Limitation of Liability and Indemnification" and "Management—Limitation of Liability and Indemnification" for more information regarding these agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of December 15, 2003, the number of shares of our common stock beneficially owned by (a) each of our directors and named executive officers, (b) all of our directors and named executive officers as a group, and (c) each person known by us, based upon our review of filings made by such persons with the SEC in respect of the ownership of our common stock unless otherwise noted, to beneficially own more than 5% of our common stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
William R. Huff(2) c/o W.R. Huff Asset Management Co., L.L.C. 67 Park Place Morristown, NJ 07690	1,595,663	19.3%
Stephen Feinberg(3) c/o Cerberus Capital Management, L.P. 299 Park Avenue, 22nd Floor New York, NY 10171	1,460,144	16.8%
Husic Capital Management(4) 555 California Street, Suite 2900 San Francisco, CO 94104	836,327	10.5%
Kingdon Capital Management, LLC 152 West 57th Street, 50th Floor New York, NY 10019	541,327	6.8%
Randall E. Curran	0	*
Richard D. Fish, Jr.(5)	14,571	*
Michael D. Kallet(5)	27,928	*
Bernard L. Zuroff(5)	12,142	*
John V. Colgan(5)	8,750	*
William J. Connors(6)	10,000	*
Timothy F. Price(6)	10,000	*
John A. Scarpati(6)	10,000	*
Joseph R. Thornton(6)	10,000	*
All named executive officers and directors as a group (9 persons)	103,391	1.3%

*
Less than one percent

1.
The information regarding beneficial ownership of our common stock has been presented in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership of common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right. The percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of shares as to which such person has the right to acquire voting or investment power within 60 days. The number of shares of our common stock deemed outstanding on December 15, 2003 for purposes of calculating the percent of class owned was 8,000,000. As used in this registration statement, "voting power" is the power to vote or direct the voting of shares and "investment power" is the power to dispose or direct the disposition of shares. Except as noted, each stockholder listed has sole voting and investment power with respect to the shares shown as beneficially owned by such stockholder.

2.
Mr. Huff reports having sole voting and dispositive power over these shares, which are or will be upon issuance held, through accounts managed by W.R. Huff Asset Management Co., L.L.C. The amount reported includes 168,991 shares of common stock underlying warrants issued under the Modified Plan, 395,760 shares of common stock expected to be issued under the Modified Plan and 118,102 additional shares of common stock underlying warrants that are expected to be issued under the Modified Plan.

3.
Stephen Feinberg has sole voting and dispositive power over all shares of ICG which have been or will be issued, in the aggregate, to Cerberus Partners, L.P., Cerberus International, Ltd., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. Mr. Feinberg serves as the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus Partners, L.P., and, through one or more intermediate entities, the investment manager for each of Cerberus International, Ltd., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. The amount set forth herein includes 22,279 shares of our common stock and 4,110 shares of our common stock underlying warrants that may be issued pursuant to the Modified Plan, in the aggregate, to Cerberus Partners, L.P., Cerberus International, Ltd. and Cerberus Institutional Partners, L.P. They also include 680,870 shares of our common stock underlying warrants that have been issued to Madeleine L.L.C. pursuant to the Modified Plan.

4.
Husic Capital Management, a California limited partnership and registered investment adviser, reports having sole voting and dispositive power over these shares as investment adviser to its investment advisory clients, none of which is reported to own individually more than 5% of our common stock. Each of Frank J. Husic & Co., as the sole general partner of Husic Capital Management, and Frank J. Husic, as the sole shareholder of the general partner, also report having sole voting and dispositive power over these shares by virtue of their relationship to Husic Capital Management. The principal business address of each of the general partner and Mr. Husic is reported to be 555 California Street, Suite 2900, San Francisco, California 94104.

5.
All shares reported as beneficially owned represent shares that may be acquired within 60 days pursuant to the exercise of outstanding options granted under the ICG Communications, Inc. Year 2002 Stock Option Plan.

6.
All shares reported as beneficially owned represent shares that may be acquired within 60 days pursuant to the exercise of outstanding options granted under the ICG Communications, Inc. Directors' Stock Option Plan.

DESCRIPTION OF CAPITAL STOCK

        Since October 10, 2002, the effective date of our plan of reorganization, we have been governed by our Amended and Restated Certificate of Incorporation, which provides for 110,000,000 shares of authorized capital stock, consisting of 100,000,000 shares of common stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.001 per share. In accordance with Section 1123(a)(6) of the Bankruptcy Code, our Amended and Restated Certificate of Incorporation prohibits the issuance of any shares of non-voting securities. The following summary description of our capital stock is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Restated By-Laws, a copy of each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Pursuant to the plan of reorganization, on October 10, 2002, (1) all then-outstanding shares of our pre-reorganization common stock were cancelled, as well as all unexercised options and warrants, and (2) we were instructed by the Bankruptcy Court to issue 8,00,000 shares of common stock to our pre-reorganization unsecured creditors as their allowed unsecured claims are approved.

Common Stock

        We may issue up to 100,000,000 shares of our common stock. As of December 19, 2003, of the 8,000,000 shares of common stock to be issued to our unsecured creditors, 7,706,894 shares were issued and outstanding. We expect all claims to be settled and the remaining shares to be issued by the end of 2004.

        Our common stock has the following terms:

  •
  The outstanding shares of our common stock are fully paid and non-assessable.

  •
  Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders and are entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefor.

  •
  After satisfaction of the dividend rights of holders of any outstanding preferred stock (and no shares of preferred stock were outstanding as of December 19, 2003), holders of common stock will be entitled to any dividend declared by our Board of Directors out of funds legally available for this purpose. However, it is not anticipated that any cash dividends will be paid on our common stock for the foreseeable future.

  •
  Upon our liquidation, dissolution or winding up, holders of common stock will have the right to a ratable portion of assets remaining after payment of liabilities and any payments due to holders of then-outstanding preferred stock.

  •
  The holders of common stock have no preemptive rights.

  •
  The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

        We may issue up to 10,000,000 shares of preferred stock in one or more series. Our Board of Directors may issue such preferred stock, and designate the terms thereof (including with respect to voting rights, dividends, liquidation preferences and redemption and conversion rights), without the need for stockholder approval. There are no shares of preferred stock outstanding, and there are no agreements or understandings for the designation of any series of preferred stock or the issuance of shares thereunder. The existence of authorized but unissued preferred stock may enable our Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Warrants

        We expect to issue warrants to purchase an aggregate of 1,473,684 shares of our common stock. Warrants to purchase an aggregate of 800,000 shares of common stock, of which 759,690 have been issued, are expected to be issued to our pre-reorganization unsecured creditors pursuant to the Modified Plan. Warrants to purchase an aggregate of 673,684 shares of common stock were issued as partial consideration for our senior subordinated term loan and in accordance with the Note and Warrant Purchase Agreement dated as of July 25, 2002 among us, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, referred to in this prospectus as the Note and Warrant Purchase Agreement.

Modified Plan Warrants

        In accordance with the Warrant Agreement dated as of October 10, 2002 between us and American Stock Transfer & Trust Company, as warrant agent, as amended by Amendment No. 1 thereto, collectively referred to in this prospectus as the Warrant Agreement, we have issued warrants to purchase an aggregate of 759,690 shares of our common stock to our pre-reorganization unsecured creditors under the Modified Plan. The warrants may be exercised from the date of issuance until the later of (i) October 10, 2007 and (ii) the date that a registration statement covering the underlying common stock of the warrants becomes effective. No warrants to purchase fractional shares will be issued. The warrants are transferable pursuant to the terms of the Warrant Agreement. The Warrant Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part, details the procedures for issuance, distribution, exchange and transfer of the warrants. Prior to the exercise of their warrants, registered holders are not entitled to vote and are not deemed to be the holders of common stock for any purpose.

        The initial exercise price of the warrants is $9.12 per share of common stock. The number of shares purchasable or assets or property payable upon the exercise of each warrant and the exercise price of the warrants are subject to adjustment, on the terms and conditions contained in the Warrant Agreement, in the event of (i) the sale or issuance of additional shares of common stock without consideration or for a consideration per share less than the greater of $9.12, subject to adjustment, and the current market price in effect immediately prior to the issuance or sale; (ii) the declaration, order, payment or making of a dividend or other distribution (including any distribution of other or additional stock or other securities or property or options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on the common stock other than (a) a dividend payable in additional shares of common stock or (b) a distribution of "poison pill" rights by us pursuant to a "poison pill" shareholder rights plan; (iii) the issuance, sale, granting or assuming of any options or shares of stock, indebtedness or other securities convertible into common stock, or the fixing of a record date for the determination of holders of any class of our securities entitled to receive any options or shares of stock, indebtedness or other securities convertible into common stock; (iv) the declaration or payment of any dividend on the common stock payable in common stock, or the subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by reclassification or otherwise than by payment of a dividend in common stock); and (v) the combination or consolidation of the outstanding shares of common stock into a lesser number of shares of common stock, by reclassification or otherwise. As a result of these adjustments, a warrant holder will receive the economic terms of the warrant as if the warrant had been exercised immediately before the occurrence of the event that resulted in the adjustment.

        Payment of the aggregate exercise price for all shares of common stock being acquired upon exercise of a warrant may be made in United States dollars, by certified check or bank draft made payable to us, or by wire. In lieu of payment in cash of the aggregate exercise price and subject to applicable law, the holder of a warrant may (i) request that we pay the "spread" that will be delivered by us by delivering to such holder the number of shares of our common stock equal to (a) the product of the current market price per share of common stock (on the date of exercise), multiplied by the number of shares of common stock underlying the warrant being exercised, minus (b) the product of the exercise price, multiplied by the number of shares of common stock underlying the warrant being exercised, divided by (c) the current market price per share of common stock (as of the date of exercise); (ii) surrender to us for cancellation certificates representing shares of our common stock owned by the holder having a current market price (on the date of exercise) equal to the aggregate exercise price of the warrant being exercised; or (iii) if any of our secured notes are outstanding and held by the holder, cancel all or any part of the unpaid principal amount of such secured notes in an amount equal to the aggregate exercise price of the warrant being exercised.

        The shares of common stock (and our other securities) issuable upon exercise of a warrant (or upon conversion of any shares of common stock issued upon the exercise) constitute registrable securities under the Registration Rights Agreement dated as of October 10, 2002 among us and certain holders of registrable securities, which is included as an exhibit to the registration statement of which this prospectus forms a part and is referred to in this prospectus as the Registration Rights Agreement. Each holder of a warrant is entitled to all of the benefits afforded to a holder of registrable securities under the Registration Rights Agreement and each holder, by its acceptance of the warrant, is bound by the terms and conditions of the Registration Rights Agreement applicable to the holders of registrable securities. The shares of our common stock underlying the warrants held by the selling stockholders are being registered under the registration statement of which this prospectus forms a part.

Note and Warrant Purchase Agreement Warrants

Nominal Warrants

        As partial consideration for our senior subordinated term loan and in accordance with the Note and Warrant Purchase Agreement, we have also issued warrants, referred to in this prospectus as the Nominal Warrants, to purchase an aggregate of 473,684 shares of our common stock. The Nominal Warrants may be exercised from the date of issuance until the later of (i) July 25, 2007 and (ii) the date that a registration statement covering the underlying common stock of the Nominal Warrants becomes effective. No Nominal Warrants to purchase fractional shares will be issued. The Nominal Warrants are transferable pursuant to the terms of the Note and Warrant Purchase Agreement. The Note and Warrant Purchase Agreement, which is included as an exhibit to the registration statement of which this prospectus forms a part, details the procedures for issuance, distribution, exchange and transfer of the Nominal Warrants. Prior to the exercise of their Nominal Warrants, registered holders are not entitled to vote and are not deemed to be the holders of common stock for any purpose.

        The initial exercise price of the Nominal Warrants is $0.01 per share of common stock. The number of shares purchasable or assets or property payable upon the exercise of each Nominal Warrant and the exercise price of the Nominal Warrants are subject to adjustment, on the terms and conditions contained in the Note and Warrant Purchase Agreement, in the event of (i) the sale or issuance of additional shares of common stock without consideration or for a consideration per share less than the current market price of the common stock in effect immediately prior to the sale or issuance; (ii) the declaration, order, payment or making of a dividend or other distribution (including any distribution of other or additional stock or other securities or property or options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on the common stock other than a dividend payable in additional shares of common stock; (iii) the issuance, sale, granting or assuming of any options or shares of stock, indebtedness or other securities convertible into common stock, or the fixing of a record date for the determination of holders of any class of our securities entitled to receive any options or shares of stock, indebtedness or other securities convertible into common stock; (iv) the declaration or payment of any dividend on the common stock payable in common stock, or the subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by reclassification or otherwise than by payment of a dividend in common stock); and (v) the combination or consolidation of the outstanding shares of common stock into a lesser number of shares of common stock, by reclassification or otherwise. As a result of these adjustments, a Nominal Warrant holder will receive the economic terms of the Nominal Warrant as if the Nominal Warrant had been exercised immediately before the occurrence of the event that resulted in the adjustment.

        Payment of the aggregate exercise price for all shares of common stock being acquired upon exercise of a Nominal Warrant may be made in United States dollars, by certified check or bank draft made payable to us, or by wire. In lieu of payment in cash of the aggregate exercise price and subject to applicable law, the holder of a Nominal Warrant may (i) request that we pay the "spread" that will be delivered by us by delivering to such holder the number of shares of our common stock equal to (a) the product of the current market price per share of common stock (on the date of exercise), multiplied by the number of shares of common stock underlying the Nominal Warrant being exercised, minus (b) the product of the exercise price, multiplied by the number of shares of common stock underlying the Nominal Warrant being exercised, divided by (c) the current market price per share of common stock (as of the date of exercise); (ii) surrender to us for cancellation certificates representing shares of our common stock owned by the holder having a current market price on the date of exercise equal to the aggregate exercise price of the Nominal Warrant being exercised; or (iii) if any of our secured notes are outstanding and held by the holder, cancel all or any part of the unpaid principal amount of such secured notes in an amount equal to the aggregate exercise price of the Nominal Warrant being exercised.

        The shares of common stock (and our other securities) issuable upon exercise of a Nominal Warrant (or upon conversion of any shares of common stock issued upon such exercise) are registrable securities under the Registration Rights Agreement. Each holder of a Nominal Warrant is entitled to all of the benefits afforded to a holder of registrable securities under the Registration Rights Agreement and each holder of a Nominal Warrant is bound by the terms and conditions of the Registration Rights Agreement applicable to the holders of registrable securities. The shares of our common stock underlying the Nominal Warrants held by the selling stockholders are being registered under the registration statement of which this prospectus forms a part.

Fee Warrants

        In addition, as partial consideration for our senior subordinated term loan and in accordance with the Note and Warrant Purchase Agreement, we have issued warrants, referred to in this prospectus as the Fee Warrants, to purchase an aggregate of 200,000 shares of our common stock. The Fee Warrants may be exercised from the date of issuance until the later of (i) July 25, 2007 and (ii) the date that a registration statement covering the underlying common stock of the Fee Warrants becomes effective. No Fee Warrant to purchase fractional shares will be issued. The Fee Warrants are transferable pursuant to the terms of the Note and Warrant Purchase Agreement. The Note and Warrant Purchase Agreement details the procedures for issuance, distribution, exchange and transfer of the Fee Warrants. Prior to the exercise of their Fee Warrants, the registered holders are not entitled to vote and are not deemed to be the holders of common stock for any purpose.

        The initial exercise price of the Fee Warrants is $9.12 per share of common stock. The number of shares purchasable or assets or property payable upon the exercise of the Fee Warrants and the exercise price of the Fee Warrants are subject to adjustment, on the terms and conditions contained in the Note and Warrant Purchase Agreement, in the event of (i) the sale or issuance of additional shares of common stock without consideration or for a consideration per share less than the greater of $9.12 per share, subject to adjustment, and the current market price in effect immediately prior to such issuance or sale; (ii) the declaration, order, payment or making of a dividend or other distribution (including any distribution of other or additional stock or other securities or property or options by way of dividend or spin-off, reclassification, recapitalization or similar corporate rearrangement) on the common stock other than (a) a dividend payable in additional shares of common stock or (b) a distribution of "poison pill" rights by us pursuant to a "poison pill" shareholders rights plan; (iii) the issuance, sale, granting or assuming of any options or shares of stock, indebtedness or other securities convertible into common stock, or the fixing of a record date for the determination of holders of any class of our securities entitled to receive any options or shares of stock, indebtedness or other securities convertible into common stock; (iv) the declaration or payment of any dividend on the common stock payable in common stock, or the subdivision of the outstanding shares of common stock into a greater number of shares of common stock (by reclassification or otherwise than by payment of a dividend in common stock); and (v) the combination or consolidation of the outstanding shares of common stock into a lesser number of shares of common stock, by reclassification or otherwise. As a result of these adjustments, a Fee Warrant holder will receive the economic terms of the Fee Warrant as if the Fee Warrant had been exercised immediately before the occurrence of the event that resulted in the adjustment.

        Payment of the aggregate exercise price for all shares of common stock being acquired upon exercise of a Fee Warrant may be made in United States dollars, by certified check or bank draft made payable to us, or by wire. In lieu of payment in cash of the aggregate exercise price and subject to applicable law, the holder of a Fee Warrant may (i) request that we pay the "spread" that will be delivered by us by delivering to such holder a number of shares of our common stock equal to (a) the product of the current market price per share of common stock (on the date of exercise), multiplied by the number of shares of common stock underlying the Fee Warrant being exercised, minus (b) the product of the exercise price, multiplied by the number of shares of common stock underlying the Fee Warrant being exercised, divided by (c) the current market price per share of common stock (as of the date of exercise); (ii) surrender to us for cancellation certificates representing shares of our common stock owned by the holder having a current market price (on the date of exercise) equal to the aggregate exercise price of the Fee Warrant being exercised; or (iii) if any of our secured notes are outstanding and held by the holder, cancel all or any part of the unpaid principal amount of such secured notes in an amount equal to the aggregate exercise price of theFee Warrant being exercised.

        The shares of common stock (and our other securities) issuable upon exercise of the Fee Warrants (or upon conversion of any shares of common stock issued upon such exercise) constitute registrable securities under the Registration Rights Agreement. The holders of the Fee Warrants are entitled to all of the benefits afforded to a holder of registrable securities under the Registration Rights Agreement and each holder of the Fee Warrants is bound by the terms and conditions of the Registration Rights Agreement applicable to the holders of registrable securities. The shares of our common stock underlying the Fee Warrants held by the selling stockholders are being registered under the registration statement of which this prospectus forms a part.

Foreign Ownership Restrictions

        Under the Telecommunications Act of 1996, non-U.S. citizens or their representatives, foreign governments or their representatives, or corporations organized under the laws of a foreign country may not own, in the aggregate, more than 20% of a common carrier licensee or more than 25% of the parent of a common carrier licensee if the FCC determines that the public interest would be served by prohibiting this ownership. Additionally, the FCC's rules may under some conditions limit the size of investments by foreign telecommunications carriers in U.S. international carriers.

Limitation of Liability and Indemnification

        Under Section 145 of the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation's request, in such capacities with another enterprise, against expenses, including attorneys' fees, as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

        Our Amended and Restated Certificate of Incorporation provides that none of our directors shall be personally liable for breach of fiduciary duty as a director, except as required by the DGCL. Any repeal or modification of such provision shall not adversely affect any right or protection, or any limitation of the liability of, our directors existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification. Both our Amended and Restated Certificate of Incorporation and our Restated By-Laws contain provisions that further provide for the indemnification of directors and officers (and employees and agents) in accordance with and to the fullest extent permitted by the DGCL.

        In addition, we have entered into indemnification agreements with all of our directors which may, in certain cases, be broader than the specific indemnification provisions contained under current applicable law. The indemnification agreements may require us, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of us and our subsidiaries and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Anti-Takeover Effects of Various Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated By-Laws

        We are subject to the provisions of Section 203 of the DGCL. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction it attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

        In addition, various provisions of our Amended and Restated Certificate of Incorporation and our Restated By-Laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

        Special Meeting of Stockholders.    Our Restated By-Laws provide that special meetings of our stockholders may be called only by the Chairman of the Board of Directors, the Chief Executive Officer or a majority of the Board of Directors.

        Authorized But Unissued Shares.    The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy context, tender offer, merger or otherwise.

        Classified Board of Directors.    Our Board of Directors is composed of three separate classifications. At each annual meeting of stockholders after the initial classification, the successors to directors whose terms expire will be elected to serve a term of three years. This classification of directors may have the effect of delaying or preventing changes in our control. See "Management—Election of Directors."

        The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

Registration Rights

        The selling stockholders and us entered into a registration rights agreement. Please refer to "Certain Relationships and Related-Party Transactions—Registration Rights Agreement" for a description of this agreement.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer and Trust, New York, NY.

LEGAL MATTERS

        For the purposes of this offering, our general counsel has given his opinion as to the validity of the shares of common stock offered by the selling stockholders under this prospectus.

EXPERTS

        The audited consolidated financial statements and schedules of ICG Communications, Inc. as of December 31, 2001 (Predecessor Company) and 2002 (Reorganized Company) and for the years ended December 31, 2000 and 2001, the period January 1, 2002 to October 11, 2002 (Predecessor Company) and the period October 12, 2002 to December 31, 2002 (Reorganized Company) have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere in this prospectus and upon the authority of KPMG LLP as experts in auditing and accounting.

        The audit report dated February 28, 2003 on the consolidated financial statements of ICG Communications, Inc. and subsidiaries referred to above, contains and explanatory paragraph stating that on October 10, 2002, ICG Communications, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect assets at reorganization value and liabilities at fair value under fresh-start reporting as of October 11, 2002. As a result, the financial statements of the Reorganized Company are presented on a different basis than those prior to the reorganization and, therefore, are not comparable in all respects.

        The audit report dated February 28, 2003, on the consolidated financial statements of ICG Communications, Inc. and subsidiaries referred to above, states that ICG Communications, Inc. adopted the provisions of Statement of Financial Accounting Standards No. 145 effective October 11, 2002.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed a registration statement on Form S-1 with the SEC to register the shares as required by the federal securities laws. This prospectus, which constitutes a part of that registration statement on Form S-1, omits certain information concerning us and our common stock contained in the registration statement. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit to the registration statement or to our reports filed under the Exchange Act are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement report under the Exchange Act. Accordingly, you should reference the registration statement and its exhibits and the exhibits under the Exchange Act for further information with respect to us and the shares offered under this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement and the exhibits under the Exchange Act. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules. In addition, we file periodic reports with the SEC, including quarterly reports on Form 10-Q and annual reports on form 10-K.

        You may read and copy all or any portion of the registration statement or any other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings, including the registration statement, will also be available to you on the SEC's website (http://www.sec.gov).

GLOSSARY OF SELECTED TERMS

        Access Charges.    The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

        Backbone.    A high-speed network that interconnects smaller, independent networks.

        Capacity.    The information-carrying ability of a telecommunications facility.

        Carrier.    A provider of communications transmission services.

        Central Offices.    Telephone company facility where subscribers' lines are joined to switching equipment for connecting other subscribers to each other, locally and long distance.

        Collocation.    The location of a CLEC's equipment in the ILEC's central office, which allows the CLEC to interconnect its network to the ILEC's network.

        CLEC (Competitive Local Exchange Carrier).    A company that provides local exchange services in competition with the ILEC.

        Ethernet.    A network configuration in which data is separated into "frames" for transmission. Ethernet equipment scans the network to find the least-congested route for frames to travel from Point A to Point B, thus resulting in greater speed and fewer errors in frame transmission.

        FCC.    Federal Communications Commission.

        Hub.    Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

        ILECs (Incumbent Local Exchange Carriers).    A company historically providing local telephone service. Often refers to one of the Regional Bell Operating Companies (RBOCs).

        Interconnection.    Interconnection of facilities between or among the networks of carriers, including potential physical collocation of one carrier's equipment in the other carrier's premises to facilitate such interconnection.

        Internet.    A global collection of interconnected computer networks which use a specific communications protocol.

        ISPs (Internet Service Providers).    Companies formed to provide access to the Internet to consumers and business customers via local networks.

        IXC (Interexchange Carrier).    A carrier that provides telecommunications services between local exchanges on an interstate or intrastate basis.

        LEC (Local Exchange Carrier).    A telecommunications company that provides telecommunications services in a geographic area. LECs include both ILECs and CLECs.

        Local Exchange.    A geographic area determined by the appropriate state regulatory authority in which calls generally are transmitted without toll charges to the calling or called party.

        Long Distance Carriers (Interexchange Carriers or IXC).    Long distance carriers provide services between local exchanges on an interstate or intrastate basis.

        Mbps (Megabits per second).    A transmission rate. One megabit equals 1.024 million bits of information.

        MPLS (Multi-Protocol Label Switching).    A standards-approved technology for speeding up network traffic flow and making it easier to manage. MPLS involves setting up a specific path for a given sequence of packets, identified by a label put in each packet, thus saving the time needed for a router or switch to look up the address to the next node to which to forward the packet.

        Multiplexing.    An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal.

        OC-3.    A data communications circuit capable of transmitting data at 155 Mbps.

        OC-12.    A data communications circuit capable of transmitting data at 622 Mbps.

        OC-48.    A data communications circuit capable of transmitting data at approximately 2.45 Gbps

        POP (Point of Presence).    Telecommunications facility where a carrier locates network equipment used to connect customers to its network backbone.

        Primary Rate Interface (PRI).    A transport mechanism provided currently over class 5 switches to terminate at managed modem pools. The primary application is for dial-up Internet access.

        Private Line.    A dedicated telecommunications connection between end user locations.

        RBOC (Regional Bell Operating Company).    Originally, the seven local telephone companies (formerly part of AT&T) established as a result of the AT&T divestiture. Currently consists of four local telephone companies as a result of the mergers of Bell Atlantic with NYNEX and SBC with Pacific Telesis and Ameritech.

        Reciprocal Compensation.    An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

        Route Mile.    The number of miles along which fiber optic cables are installed.

        Router.    Equipment placed between networks that relays data to those networks based upon a destination address contained in the data packets being routed.

        SONET (Synchronous Optical Network).    An electronics and network architecture for variable bandwidth products that enables transmission of voice and data at very high speeds. SONET ring architecture provides for virtually instantaneous restoration of service in the event of a fiber cut or equipment failure by automatically rerouting traffic in the opposite direction around the ring.

        Special Access Services.    The lease of private, dedicated telecommunications lines or circuits on a LEC's network. Examples of special access services are telecommunications circuits running between POPs of a single IXC, from one IXC's POP to another IXC's POP or from an end user to its IXC's POP.

        SS7.    A standard signaling system used by telephone providers to manage line supervision (determining whether a line is "busy" or "free"), call alert ("ringing" the phone to indicate an incoming call), and call routing. SS7 allows companies to offer optional service features such as caller ID, call forwarding, etc.

        Switch.    A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users.

        Switched Access Services.    The connection between an IXC's POP and an end user's premises through the switching facilities of a LEC.

FINANCIAL STATEMENTS

Condensed Consolidated Balance Sheets as of December 31, 2002 and September 30, 2003 (Unaudited)
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2002 and 2003 (Unaudited)
Condensed Consolidated Statement of Stockholders' Equity for the nine months ended September 30, 2003 (Unaudited)
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2002 and 2003 (Unaudited)
Notes to Condensed Consolidated Financial Statements (Unaudited)
Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2002
Consolidated Statements of Operations for the years ended December 31, 2000 and 2001, the period January 1 through October 10, 2002, and the period October 12, 2002 through December 31, 2002

Consolidated Statements of Stockholders' Deficit for the years ended December 31, 2000 and 2001, the period January 1 through October 10, 2002, and the period October 12, 2002 through December 31, 2002
Consolidated Statements of Cash Flows for the years ended December 31, 2000 and 2001, the period January 1 through October 10, 2002, and the period October 12, 2002 through December 31, 2002
Notes to Consolidated Financial Statements

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Reorganized Company)

(Unaudited)

	December 31, 2002	September 30, 2003
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$50,729	$19,962
Restricted cash, current (note 4)	16,645	42,152
Trade receivables, net of allowance of $9.0 million and $7.0 million at December 31, 2002 and September 30, 2003, respectively (note 3)	26,667	112,023
Other receivables, net of allowance of $4.4 million and $0 at December 31, 2002 and September 30, 2003, respectively	1,946	1,602
Prepaid expenses and deposits	5,656	5,608

Total current assets	101,643	181,347
Property and equipment, net (note 6)	231,238	212,060
Restricted cash, non-current	34,393	6,734
Deposits	7,076	6,826
Deferred financing costs, net of accumulated amortization of $0.3 million and $1.1 million at December 31, 2002 and September 30, 2003, respectively (note 4)	3,096	2,285
Other assets	12	—

Total Assets	$377,458	$409,252

(continued)

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Reorganized Company), Continued

(Unaudited)

	December 31, 2002	September 30, 2003
	(in thousands)
Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$8,921	$5,613
Accrued liabilities	38,905	42,415
Reorganization accruals (note 9)	16,734	4,365
Secured Notes, current portion (note 4)	3,790	56,179
Senior Subordinated Term Loan, current portion, net of $3.9 million of debt discount at September 30, 2003 (note 4)	—	21,091
Other long-term debt, current portion	9,183	8,239
Capital lease obligations, current portion (note 5)	5,642	707
Deferred revenue, current portion (note 3)	12,977	19,369

Total current liabilities	96,152	157,978
Long-term liabilities:
Secured Notes (note 4)	55,359	—
Capital lease obligations (note 5)	90,943	79,061
Senior Subordinated Term Loan, net of $4.9 million of debt discount at December 31, 2002 (note 4)	20,056	—
Other debt	16,660	14,343
Deferred revenue	16,525	12,193
Other long-term liabilities (note 10)	650	3,765

Total liabilities	296,345	267,340

Commitments and contingencies (note 7)
Stockholders' equity:
Reorganized Company preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 shares issued and outstanding	—	—
Reorganized Company common stock, $0.01 par value, 100,000,000 shares authorized; 8,000,000 shares deemed issued and outstanding	80	80
Additional paid-in capital	82,509	82,509
Retained earnings (accumulated deficit)	(1,476)	59,323

Total stockholders' equity	81,113	141,912

Total liabilities and stockholders' equity	$377,458	$409,252

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Nine months ended September 30,
	2002	2003
	Predecessor Company	Reorganized Company
	(in thousands)
Revenue (note 3):
Communications	$320,865	$285,581
Early termination	—	75,779

Total revenue	320,865	361,360

Operating costs and expenses:
Operating costs (note 3)	191,343	181,738
Selling, general and administrative expenses	67,690	68,908
Depreciation and amortization (note 6)	66,379	31,233
Other expense (income), net	(11)	2,815

Total operating costs and expenses	325,401	284,694

Operating income (loss)	(4,536)	76,666

Other income (expense):
Interest expense (note 9)	(15,390)	(18,306)
Interest income (note 9)	—	595
Reorganization expense, net (note 9)	(34,405)	—
Other income (expense), net	(4)	1,844

Total other expense, net	(49,799)	(15,867)

Net income (loss)	$(54,335)	$60,799

Net income (loss) per share:
Basic	$(1.00)	$7.60

Diluted	$(1.00)	$7.16

Weighted average number of shares deemed outstanding:
Basic	54,608	8,000

Diluted	54,608	8,488

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Stockholders' Equity (Reorganized Company)

(Unaudited)

	Common Stock			Retained Earnings (Accumulated Deficit)
			Additional Paid-in Capital		Total Stockholders' Equity
	Shares	Amount
Balances at January 1, 2003	8,000	$80	$82,509	$(1,476)	$81,113
Net income	—	—	—	60,799	60,799

Balances at September 30, 2003	8,000	$80	$82,509	$59,323	$141,912

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine months ended September 30,
	2002	2003
	Predecessor Company	Reorganized Company
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(54,335)	$60,799
Adjustments to reconcile net loss to net cash provided by operating activities before reorganization items:
Reorganization expense, net	34,405	—
Depreciation and amortization	66,379	31,233
Provision for uncollectible accounts	4,016	1,100
Other	3,105	6,995
Changes in operating assets and liabilities:
Receivables	7,663	(86,112)
Prepaid expenses and deposits	1,617	1,138
Accounts payable and accrued liabilities	(28,435)	852
Deferred revenue	(2,535)	2,059

Net cash provided by operating activities before reorganization items	31,880	18,064

Reorganization items:
Reorganization expense, net	(34,405)	—
Net gain on negotiated settlements and disposal of long-lived assets	(3,637)	—
Increase in liabilities subject to compromise	1,798	—
Increase (decrease) in post-petition reorganization accruals	10,352	(12,121)

Net cash used by reorganization items	(25,892)	(12,121)

Net cash provided by operating activities	5,988	5,943

Cash flows from investing activities:
Acquisition of property and equipment	(41,285)	(27,266)
Change in prepaid expenses, accounts payable and accrued liabilities for acquisition of property and equipment	3,312	(743)
Proceeds from disposition of property, equipment and other assets	3,369	577
Decrease in restricted cash	30	2,152
Decrease in long-term deposits	236	250

Net cash used by investing activities	(34,338)	(25,030)

(continued)

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Continued)

(Unaudited)

	Nine months ended September 30,
	2002	2003
	Predecessor Company	Reorganized Company
	(in thousands)
Cash flows from financing activities:
Principal payments on capital lease obligations	$(8,647)	$(4,579)
Principal payments on long-term debt		(7,101)
Settlement of preferred dividends	163	—

Net cash used by financing activities	(8,484)	(11,680)

Net decrease in cash and cash equivalents	(36,834)	(30,767)
Cash and cash equivalents, beginning of period	146,587	50,729

Cash and cash equivalents end of period	$109,753	$19,962

Supplemental disclosure of cash flows information:
Cash paid for interest	$10,542	$12,621

Cash paid for income taxes	$—	$—

Supplemental disclosure of non-cash investing and financing activities:
Increase in property and equipment and asset retirement obligations, resulting from the Company's adoption of the provisions of SFAS 143 on January 1, 2003 (note 10)	$—	$2,531

Reduction in property and equipment and capital lease obligations, resulting from the renegotiation of contractual terms (note 5)	$—	$14,621

See accompanying notes to condensed consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

(1)   Organization and Description of Business

        ICG Communications, Inc., a Delaware corporation, and its subsidiaries are collectively referred to as "ICG" or the "Company." The Company provides voice, data and Internet communication services. Headquartered in Englewood, Colorado, the Company operates an integrated metropolitan and nationwide fiber optic infrastructure to offer:

  •
  Corporate Services, primarily retail voice and data services to businesses.

  •
  Point-to-Point Broadband Services, providing traditional special access service to long-distance and inter-exchange carriers and medium to large sized corporate customers, as well as switched access and SS7 services.

  •
  Dial-Up Services, including primary rate interface and remote access services, on a wholesale basis to national and regional Internet Service Providers ("ISP"s).

        On November 14, 2000 (the "Petition Date"), ICG and its operating subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States District Court for the District of Delaware (the "Bankruptcy Court"). The filings were made in order to facilitate the restructuring of the Company's debt, trade liabilities and other obligations.

        On December 19, 2001, the Company filed a proposed Plan of Reorganization and a Disclosure Statement in the Bankruptcy Court. The Company subsequently filed a First Amended Plan and Disclosure Statement on March 1, 2002. On March 26, 2002, the Company filed a Second Amended Plan and Disclosure Statement, which were amended on April 3, 2002. The original Plan of Reorganization, the Disclosure Statement, the First Amended Plan and Disclosure Statement, and the Second Amended Plan and Disclosure Statement are collectively referred to herein as the "Original Plan." On April 3, 2002, the Company submitted the Original Plan to the Company's creditors for approval. On May 21, 2002, the Bankruptcy Court entered an order confirming the Original Plan.

        The Original Plan, however, did not become effective as a result of certain disagreements relating to exit financing between the Company and Cerberus. After engaging in renegotiations with Cerberus, on July 25, 2002, the Company entered into an agreement with Cerberus that was embodied in a proposed modification to the original Plan of Reorganization. The Original Plan, as modified, is referred to herein as the "Modified Plan."

        The Company determined that the changes to the Original Plan, as reflected in the Modified Plan, required a re-solicitation of votes from certain classes of creditors. Thus, on July 26, 2002, the Company filed the proposed Modified Plan and a Supplement to the Disclosure Statement in the Bankruptcy Court. On August 23, 2002, the Company submitted the Modified Plan to the Company's creditors for approval. On October 9, 2002, the Bankruptcy Court entered an order confirming the Modified Plan. On October 10, 2002 (the "Effective Date"), the Company's Modified Plan became effective and the Company emerged from Chapter 11 bankruptcy protection.

        The implementation of the Modified Plan resulted in, among other things, Restated Articles of Incorporation and By-laws, a new capital structure, the satisfaction or disposition of various types of claims against the Predecessor Company (defined below) and the assumption or rejection of certain lease agreements and executory contracts. Further, on the Effective Date, the Company was authorized to issue 8,000,000 shares of new common stock to the Company's pre-petition creditors. All of the

Company's Board members resigned as of the Effective Date and the new Board of Directors officially took control of the Company.

        Pursuant to the Modified Plan, on October 10, 2002, the Company received new financing consisting of a $25 million senior subordinated term loan (the "Senior Subordinated Term Loan"). The Company's senior secured credit facility (the "Senior Facility") balance was then cancelled and replaced with new notes (the "Secured Notes"). Proceeds from the Senior Subordinated Term Loan were utilized to pay down the balance of the Secured Notes to $59 million. As discussed in note 4, the Secured Notes and the Senior Subordinated Term Loan were terminated in October 2003.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

        As used in this Quarterly Report, "Predecessor Company" refers to the Company prior to its emergence from bankruptcy. "Reorganized Company" refers to the Company after its emergence from bankruptcy.

        Between November 14, 2000, and October 10, 2002, ICG operated as a debtor-in-possession under the supervision of the Bankruptcy Court. ICG's financial statements for reporting periods within that timeframe were prepared in accordance with the provisions of Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code."

        In connection with its emergence from bankruptcy, the Company adopted Fresh Start ("Fresh Start") reporting in October 2002, in accordance with the requirements of SOP 90-7. The application of SOP 90-7 resulted in the creation of a new reporting entity for financial reporting purposes (but not for reporting purposes under applicable United States securities and income tax laws.) Under Fresh Start reporting, the reorganization value of ICG was allocated to its assets and liabilities on a basis substantially consistent with purchase accounting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations."

        The accompanying interim unaudited financial statements should be read in conjunction with ICG's Annual Report on Form 10-K for the year ended December 31, 2002, as certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the United States Securities and Exchange Commission. In the opinion of management, the Company's interim financial statements reflect all necessary adjustments, which are of a normal recurring nature, for a fair presentation. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2002 amounts have been reclassified to conform to the 2003 presentation.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Such information forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ from these estimates under different assumptions or conditions.

Comparability of Financial Information

        Due to the adoption of Fresh Start reporting in October 2002, the Reorganized Company's accompanying post-Fresh Start statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company's financial statements, and are therefore not comparable in certain respects to the financial statements prior to the application of Fresh Start reporting. In addition, as described in note 3, the Company's September 30, 2003, balance sheet and results of operations were materially affected by an agreement with a major customer.

Net Loss Per Share

        The Predecessor Company's weighted average outstanding common shares were used in calculating basic and diluted net loss per share for the nine months ended September 30, 2002. All outstanding common shares and potential common shares of the Predecessor Company were cancelled in October 2002 in connection with the Company's emergence from bankruptcy. No potential common shares of the Predecessor Company, such as options and warrants, were included in the calculation, as their effect would have been anti-dilutive.

        The Reorganized Company's weighted average outstanding common shares were used to calculate basic net income per share for the nine months ended September 30, 2003. The weighted average outstanding common shares and dilutive options and warrants were used to calculate diluted net income per share for the nine months ended September 30, 2003.

Stock-Based Compensation

        The Company accounts for its stock-based employee and non-employee director compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). Stock-based instruments issued to third parties are accounted for in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation."

        The Company has recorded no compensation expense for the stock options granted under its employee stock option plan or its non-employee director compensation plan for the periods presented pursuant to the intrinsic value based method of APB 25. The following table illustrates the effect on net income and net income per share for the nine months ended September 30, 2003, if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee and non-employee director compensation (in thousands, except per share data):

Net income:
As reported	$60,799
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(920)

Pro forma	$59,879

	As reported	Pro forma
Net income per share:
Basic	$7.60	$7.48

Diluted	$7.16	$7.05

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: option life of 5 years, volatility of 60%, risk-free interest rate ranging from 2.7% to 3.0%, and no dividends.

        The following table summarizes the status of the Reorganized Company's employee stock option plan and non-employee director compensation plan:

	Shares underlying options	Weighted average exercise price
Outstanding at December 31, 2002	701,677	$9.12
Granted	173,250	8.30
Cancelled	(105,000)	9.12

Outstanding at September 30, 2003	769,927	$8.94

(3)   Qwest Agreement

        On September 30, 2003, ICG executed an agreement (the "Qwest Agreement") with one of its major customers, Qwest Communications Corporation (together with its affiliated entities, "Qwest"), whereby Qwest agreed to pay ICG approximately $106.8 million in cash, which represented consideration for data services (the "Qwest Dial-Up Services") provided to Qwest under four separate agreements after June 30, 2003, and consideration for the early termination of those agreements. The Qwest Agreement calls for substantially all of the Qwest Dial-Up Services to be disconnected from ICG's network by December 31, 2003.

        Revenue earned pursuant to the Qwest Dial-Up Services agreements, excluding the early termination revenue portion (the "Qwest Early Termination Revenue") discussed below, is hereinafter referred to as the "Qwest Dial-Up Services Revenue". The $106.8 million Qwest Agreement amount was comprised of the following:

          (i)    $75.8 million of Qwest Early Termination Revenue in consideration of the early termination of the Qwest Dial-Up Services agreements. This amount was recorded as revenue in September 2003 and classified as "Early termination" revenue in the accompanying statements of operations.

          (ii)   $24.6 million of Qwest Dial-Up Services Revenue earned between June 30, 2003 and September 30, 2003, as required by the Qwest Dial-Up Services agreements prior to the execution of the Qwest Agreement. This amount was recorded as revenue in September 2003 and classified as "Communications" revenue in the accompanying statements of operations.

          (iii)  $6.4 million for the provision of Qwest Dial-Up Services between October 1, 2003 and December 31, 2003, primarily to transition Qwest from ICG's network, as required by the Qwest

  Agreement. This amount, which was determined using the estimated fair market value of the services still to be provided, was recorded as current deferred revenue as of September 30, 2003.

        Although the Company does not generally allocate its costs to specific products or customers due to the nature of the network architecture, it is management's estimate that the variable gross margin (the "Variable Gross Margin"), which represents revenue less incremental direct operating costs, generated from the Qwest Dial-Up Services Revenue ranged from between 70% and 80%.

        As of September 30, 2003, the Company had $92.0 million in net trade receivables due from Qwest, including $90.4 million from the Qwest Agreement. On October 2, 2003, the balance due as a result of the Qwest Agreement was collected in full.

        Revenue statistics for the Company's major customers, including Qwest, are detailed in note 8.

(4)   Termination of Secured Notes and Senior Subordinated Term Loan

        The terms of the Company's Secured Notes and Senior Subordinated Term Loan (collectively referred to herein as the "Secured Debt") required the Company to fully prepay the outstanding balance of the Secured Debt upon the execution of the Qwest Agreement. Therefore, on or about October 7, 2003, ICG utilized approximately $81.2 million of the Qwest Agreement proceeds to pay in full its Secured Debt.

        Further, as of September 30, 2003, ICG had $42.1 million of cash in a collateral account for the benefit of the secured lenders, in accordance with the Secured Debt terms. This amount was classified as "Restricted cash, current" in the accompanying balance sheet. In connection with the Secured Debt termination, the funds in the cash collateral account were released and became available to ICG for general operational purposes.

        The outstanding balance of the Senior Subordinated Term Loan as of September 30, 2003 was shown net of $3.9 million of unamortized debt discount in the accompanying balance sheet. In addition, the accompanying balance sheet included $2.3 million of deferred financing costs related to obtaining the Secured Debt. The unamortized balances of the debt discount and deferred financing costs were written off in October 2003, in connection with the Secured Debt termination.

        Interest expense on the Secured Debt amounted to $7.6 million in the nine months ended September 30, 2003.

(5)   Capital Lease Obligations

        The Company leases certain office facilities and fiber equipment under various capital lease arrangements. Assets recorded under capitalized lease agreements included in property and equipment consisted of $45.2 million and $33.6 million, less accumulated amortization of $0.6 million and $2.1 million, at December 31, 2002 and September 30, 2003, respectively.

        The Company leases certain portions of its network from Southern California Edison Company ("SCE"). In the first nine months of 2003 the Company and SCE completed two transactions that changed the recorded amounts of assets under capitalized lease agreements and the related capital lease liability. In January 2003, the Company returned certain leased dark fiber to SCE, which resulted in corresponding $3.2 million reductions of property and equipment and capital lease obligations. Further, in May 2003, the Company and SCE agreed to return additional assets and to replace the previous contract, as amended, with new agreements. In connection with the May 2003 termination of the previous contract and execution of new licenses and leases, the Company recorded corresponding $11.4 million reductions of property and equipment and capital lease obligations. Capital lease obligations relating to the SCE agreements were, and continue to be, recorded using a 15.1% interest rate.

        The following table shows contractual payments under the terms of the Company's capital lease obligations as of December 31, 2002 and September 30, 2003 (in thousands):

	December 31, 2002	September 30, 2003
Year:
2003*	$17,216	$1,657
2004	17,235	10,474
2005	17,182	10,435
2006	10,397	10,557
2007	10,584	10,738
Thereafter	172,745	174,761

Total minimum lease payments	245,359	218,622
Less amounts representing interest	148,774	138,854

Present value of net minimum lease payments	$96,585	$79,768

*
As of September 30, 2003, the amount of contractual payments is for the three months ended December 31, 2003.

        The difference in contractual payments for each of the above periods was primarily due to the replacement of the SCE capital lease, as described above.

        The weighted average interest rate on capital lease obligations was 13.1% and 12.7% as of December 31, 2002 and September 30, 2003, respectively.

(6)   Property and Equipment

        Property and equipment, including assets held under capital leases, was comprised of the following (in thousands):

	December 31, 2002	September 30, 2003
Buildings and Improvements	$29,370	$29,370
Furniture, fixtures and office equipment	—	6,685
Machinery and equipment	3,662	3,575
Fiber optic equipment	51,864	54,289
Circuit switch equipment	73,964	72,863
Packet switch equipment	19,641	19,940
Fiber optic network	47,432	46,157
Site improvements	99	2,800
Construction in progress	11,408	12,105
Assets held for sale	1,749	1,173

	239,189	248,957
Less accumulated depreciation	(7,951)	(36,897)

	$231,238	$212,060

        Property and equipment included $12.1 million of equipment that had not been placed in service and $1.2 million of property and equipment that was being held for sale at September 30, 2003, that was not being depreciated.

        The Company leases certain office facilities and fiber equipment under various capital lease arrangements. Assets recorded under capitalized lease agreements included in property and equipment consisted of $45.2 million and $33.6 million, less accumulated amortization of $0.6 million and $2.1 million, at December 31, 2002 and September 30, 2003, respectively. As discussed in note 5, in 2003 the Company completed two transactions that changed the recorded amounts of assets under capitalized lease agreements and the related capital lease liability.

        As described in note 10, ICG adopted SFAS No. 143, "Accounting for Asset Retirement Obligations", effective January 1, 2003.

(7)   Commitments and Contingencies

Impact of WorldCom, Inc. Bankruptcy

        On July 21, 2002, WorldCom, Inc. and substantially all of its active U.S. subsidiaries (collectively referred to as "WorldCom") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. Since WorldCom's bankruptcy filing, ICG has continued to provide service to WorldCom. Revenue from WorldCom accounted for approximately 10% of Communications revenue in the nine months ended September 30, 2003.

        In the first quarter of 2003, ICG and MCI WorldCom Network Services, Inc. reached agreement with regard to the renegotiation and assumption of MCI WorldCom Network Services, Inc.'s pre-petition contract. In May 2003, WorldCom's Bankruptcy Court approved the settlement and assumption agreement. Under the terms of the settlement agreement, WorldCom's minimum commitment to ICG decreased by approximately $1.2 million per month in April 2003 through March 2004, and increased by approximately $0.8 million per month in April 2004 through September 2004. In addition, in May 2003, under the terms of the settlement agreement, MCI WorldCom Network Services, Inc. paid ICG, and ICG recorded as revenue, approximately $1.5 million relating to amounts earned for services provided by ICG in July 2002. This amount had not been previously recognized by ICG due to collection concerns. As of September 30, 2003, the Company had $1.0 million in net trade receivables due from WorldCom.

Operating Costs and Accrued Liabilities

        The Company leases certain network facilities, primarily circuits, from incumbent local exchange carriers ("ILEC"s) and competitive local exchange carriers ("CLEC"s) to augment its owned infrastructure for which it is generally billed a fixed monthly fee. The Company also uses the facilities of other carriers for which it is billed on a usage basis. The Company issued a significant number of disconnect orders to ILECs and CLECs for leased circuits throughout 2001 and 2002 as a result of the Company's optimization of its network and associated operating cost structure, as well as the curtailment of the Company's expansions plans. In addition, many of these providers changed the Company's billing account numbers ("BAN"s) in an attempt to segregate the Company's pre- and post-Chapter 11 petition billing activity. Disconnected services were frequently not reflected on a timely basis by these facilities providers on the Company's invoices, resulting in inaccurate invoices and disputes, and the assignment of new BANs by these facilities providers frequently resulted in incorrect balances being carried forward on invoices. The Company disputes invoices for usage billings when the call record detail is not adequate to support such charges. As a result of these and other types of billing disputes, the Company is in settlement negotiations with certain providers.

        In determining the amount of such operating expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting such disconnect notices and disputes to the provider of the facilities, and compliance with its interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation.

Other Commitments and Contingencies

        The Company emerged from bankruptcy on October 10, 2002. However, certain post-confirmation proceedings continue in the Bankruptcy Court relating to pre-petition claims, administrative claims and claims for damages on rejected executory contracts. As of September 30, 2003, the Reorganized Company's balance sheet included $4.4 million in estimated accrued liabilities for the settlement of such claims.

(8)   Major Customers

        A significant amount of the Company's revenue has been derived from long-term contracts with certain large customers, including Qwest and WorldCom, which are discussed in greater detail in notes 3 and 7, respectively. As discussed in note 3, on September 30, 2003, ICG and Qwest entered into the Qwest Agreement.

        Revenue statistics for the Company's major customers for the nine months ended September 30, 2003, are summarized in the table below:

Percent of Communications revenue:
Qwest revenue	30%
Worldcom revenue	10%

(9)   Accounting During Bankruptcy Proceedings

        ICG's financial statements during the Company's bankruptcy proceedings were prepared in accordance with the provisions of SOP 90-7.

Interest Expense

        Contractual interest expense of $190 million was not recorded for the nine months ended September 30, 2002, due to the Company's bankruptcy proceedings.

Interest Income

        Interest income of $1.4 million for the nine months ended September 30, 2002, was considered earned as a result of the bankruptcy filing, and was therefore classified as a reorganization item, in accordance with the requirements of SOP 90-7.

Reorganization Expense, Net

        In accordance with SOP 90-7, all costs and expenses incurred in connection with the Predecessor Company's reorganization from the Petition Date to the Effective Date were classified as reorganization items in the accompanying condensed consolidated statements of operations. The Predecessor Company incurred the following reorganization items for the three months ended September 30, 2002 (in thousands):

Severance and employee retention costs	$3,910
Legal and professional fees	9,724
Switch site closure costs	1,668
Contract termination expenses	23,374
Net loss (gain) on negotiated settlements and disposal of long-lived assets	(3,637)
Interest income	(1,371)
Other	737

Total	$34,405

(10) New Accounting Standards

        Effective January 1, 2003, ICG adopted SFAS No. 143, "Accounting for Asset Retirement Obligations." The statement requires that a liability for the fair value of an asset retirement obligation be recognized in the period in which it is incurred, with the offsetting associated asset retirement cost capitalized as part of the carrying amount of the long-lived asset. The asset retirement cost is subsequently allocated to expense using a systematic and rational method over the useful life of the related asset. Changes in the asset retirement obligation resulting from the passage of time are recognized as an increase in the carrying amount of the liability and as accretion expense. The adoption of SFAS 143 resulted in the establishment of asset retirement obligations of $2.5 million, which are included in other long-term liabilities in the accompanying balance sheet, and an increase to net property and equipment of $2.5 million. Accretion expense of $0.3 million for the nine months ended September 30, 2003, was included in other operating income, net, in the accompanying condensed consolidated statements of operations.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders

ICG Communications, Inc.:

        We have audited the accompanying consolidated balance sheets of ICG Communications, Inc. and subsidiaries as of December 31, 2001 (Predecessor Company) and 2002 (Reorganized Company), and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2000 and 2001, the period January 1, 2002 to October 11, 2002 (Predecessor Company) and the period October 12, 2002 to December 31, 2002 (Reorganized Company). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of ICG Communications, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for the years ended December 31, 2000 and 2001, the period January 1, 2002 to October 11, 2002 and the period October 12, 2002 to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Notes 1, 2 and 4 to the consolidated financial statements, on October 10, 2002, the Company emerged from bankruptcy. The financial statements of the reorganized Company reflect assets at reorganization value and liabilities at fair value under fresh-start reporting as of October 11, 2002. As a result, the financial statements of the reorganized Company are presented on a different basis than those prior to the reorganization and, therefore, are not comparable in all respects.

        As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 145 effective October 11, 2002.

/s/ KPMG LLP

Denver, Colorado

February 28, 2003

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2001	2002
	Predecessor Company	Reorganized Company
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$146,587	$50,729
Restricted cash, current (note 7)	—	16,645
Trade receivables, net of allowance of $44 million and $9 million at December 31, 2001 and 2002, respectively	42,365	26,667
Other receivables, net of allowance of $4 million at December 31, 2002	559	1,946
Prepaid expenses and deposits	13,559	5,656

Total current assets	203,070	101,643
Property and equipment, net (note 5)	531,187	231,238
Restricted cash, non-current (note 7)	7,299	34,393
Deposits	10,459	7,076
Deferred financing costs, net of accumulated amortization of $2 million and $0.3 million at December 31, 2001 and 2002, respectively	3,050	3,096
Other assets	100	12

Total Assets	$755,165	$377,458

(continued)

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	December 31,
	2001	2002
	Predecessor Company	Reorganized Company
	(in thousands)
Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$8,871	$8,921
Accrued liabilities	73,853	38,905
Restructuring accruals (note 11)	—	16,734
Secured Notes and other long-term debt, current portion (note 7)	—	12,973
Capital lease obligations, current portion (note 8)	—	5,642
Deferred revenue	9,067	12,977

Total current liabilities	91,791	96,152
Liabilities subject to compromise (note 3)	2,729,590	—
Long-term liabilities:
Secured Notes (note 7)	—	55,359
Capital lease obligations (note 8)	50,708	90,943
Senior Subordinated Term Loan, net of $5 million debt discount (note 7)	—	20,056
Other debt (note 7)	1,088	17,310
Deferred revenue	—	16,525

Total liabilities	2,873,177	296,345

Predecessor Company preferred stock, at liquidation value (note 9)	1,326,745	—

Stockholders' equity (deficit) (note 10):
Reorganized Company preferred stock, $0.001 par value, 10,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2002	—	—
Reorganized Company common stock, $0.01 par value, 100,000,000 shares authorized; 8,000,000 shares issued and outstanding at December 31, 2002	—	80
Predecessor Company common stock, $0.01 par value, 100,000,000 shares authorized; 53,706,777 shares issued and outstanding at December 31, 2001	537	—
Additional paid-in capital	922,040	82,509
Accumulated deficit	(4,367,334)	(1,476)

Total stockholders' equity (deficit)	(3,444,757)	81,113
Commitments and contingencies (note 11)

Total liabilities and stockholders' equity (deficit)	$755,165	$377,458

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended December 31,		Jan. 1 - Oct. 11	Oct. 12 - Dec. 31
	2000	2001	2002
	Predecessor Company			Reorganized Company
	(in thousands, except per share data)
Revenue	$598,283	$499,996	$333,167	$86,937

Operating costs and expenses:
Operating costs	440,090	351,973	195,351	54,873
Selling, general and administrative expenses	199,508	94,155	70,730	18,944
Bad debt expense	84,457	14,236	4,016	1,278
Depreciation and amortization	318,771	67,768	66,127	8,110
Provision for impairment of long-lived assets	1,701,466	27,943	673	—
Other, net	4,108	11,949	(683)	(9)

Total operating costs and expenses	2,748,400	568,024	336,214	83,196

Operating income (loss)	(2,150,117)	(68,028)	(3,047)	3,741

Other income (expense):
Interest expense (note 3)	(233,643)	(32,214)	(17,077)	(5,514)
Interest income	22,370	—	—	232
Other income (expense), net	(15,166)	1,028	(509)	65
Reorganization income (expense), net (note 3)	(53,897)	(13,451)	4,387,967	—
Accretion and preferred dividends on preferred securities of subsidiaries, net of minority interest in share of losses	(60,043)	—	—	—

Total other expense, net	(340,379)	(44,637)	4,370,381	(5,217)

Income (loss) from continuing operations	(2,490,496)	(112,665)	4,367,334	(1,476)
Discontinued operations	4,342	—	—	—

Income (loss) before cumulative effect of a change in accounting principle	(2,486,154)	(112,665)	4,367,334	(1,476)
Cumulative effect of a change in accounting principle (note 2)	(7,363)	—	—	—

Net income (loss)	(2,493,517)	(112,665)	4,367,334	(1,476)
Accretion of 8% Series A Convertible Preferred Stock to liquidation value and related dividends	(158,249)	—	—	—
Charge for beneficial conversion feature of 8% Series A Convertible Preferred Stock	(159,279)	—	—	—

Net income (loss) attributable to common stockholders	$(2,811,045)	$(112,665)	$4,367,334	$(1,476)

Net income (loss) per share—basic and diluted:
Income (loss) from continuing operations	$(49.63)	$(2.14)	$79.94	$(0.18)
Accretion, dividends and beneficial conversion of 8% Series A Convertible Preferred Stock	(6.33)	—	—	—
Income from discontinued operations	0.09	—	—	—
Cumulative effect of change in accounting principle	(0.15)	—	—	—

Net income (loss) per share—basic and diluted	$(56.02)	$(2.14)	$79.94	$(0.18)

Weighted average number of shares outstanding	50,184	52,748	54,633	8,000

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity (Deficit)

	Predecessor Company		Reorganized Company
	Common Stock		Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-in Capital	Accumulated Deficit
	Shares	Amount	Shares	Amount
	(in thousands)
Balances at December 31, 1999 (Predecessor Company)	47,761	$478	—	$—	$599,282	$(1,443,624)	$(843,864)
Shares issued for cash in connection with the exercise of options and warrants	936	9	—	—	14,366	—	14,375
Shares issued for cash in connection with the employee stock purchase plan	174	1	—	—	2,728	—	2,729
Shares issued as contribution to 401(k) plan	178	2	—	—	4,296	—	4,298
Shares issued in exchange for long-term investment	2,996	30	—	—	21,595	—	21,625
Warrants issued in connection with 8% Series A Convertible Preferred Stock	—	—	—	—	80,596	—	80,596
Value ascribed to beneficial conversion feature of 8% Series A Convertible Preferred Stock	—	—	—	—	159,279	(159,279)	—
Accretion and dividends of 8% Series A Convertible Preferred Stock	—	—	—	—	—	(158,249)	(158,249)
Net loss	—	—	—	—	—	(2,493,517)	(2,493,517)

Balances at December 31, 2000 (Predecessor Company)	52,045	520	—	—	882,142	(4,254,669)	(3,372,007)
Shares issued upon conversion of mandatorily redeemable preferred securities of subsidiary	1,662	17	—	—	39,898	—	39,915
Net loss						(112,665)	(112,665)

Balances at December 31, 2001 (Predecessor Company)	53,707	537	—	—	922,040	(4,367,334)	(3,444,757)
Shares issued upon conversion of mandatorily redeemable preferred securities of subsidiary	1,538	15	—	—	36,940	—	36,955
Net income	—	—	—	—	—	4,367,334	4,367,334
Effect of reorganization and Fresh Start reporting	(55,245)	(552)	8,000	80	(876,471)	—	(876,943)

Balances at October 11, 2002 (Reorganized Company)	—	—	8,000	80	82,509	—	82,589
Net loss	—	—	—	—	—	(1,476)	(1,476)

Balances at December 31, 2002 (Reorganized Company)	—	$—	8,000	$80	$82,509	$(1,476)	$81,113

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended December 31,		Jan. 1 - Oct. 11	Oct. 12 - Dec. 31
	2000	2001	2002
	Predecessor Company			Reorganized Company
	(in thousands of dollars)
Cash flows from operating activities:
Net income (loss)	(2,493,517)	(112,665)	4,367,334	(1,476)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Cumulative effect of change in accounting principle	7,363	—	—	—
Net income from discontinued operations	(4,342)	—	—	—
Accretion and preferred dividends on preferred securities of subsidiaries, net of minority interest in share of losses	60,043	—	—	—
Reorganization expense (income), net	53,897	13,451	(4,387,967)	—
Depreciation and amortization	318,771	67,768	66,127	8,110
Provision for impairment of long-lived assets	1,701,466	27,943	673	—
Net loss (gain) on disposal of long-lived assets	2,415	9,537	(683)	(9)
Bad debt expense	84,457	14,236	4,016	1,278
Interest expense deferred and included in long-term debt, net of amounts capitalized on assets under construction	168,779	(1,213)	(342)	(101)
Interest expense deferred and included in capital lease obligations	4,046	6,810	3,394	1,112
Amortization of deferred financing costs included in interest expense	5,276	10,006	537	270
Amortization of deferred debt discount included in interest expense	—	—	—	345
Other	21,345	1,419	88	—
Changes in operating assets and liabilities:
Receivables	(49,619)	31,052	10,044	(487)
Prepaid expenses and deposits	(2,392)	1,224	(1,566)	649
Accounts payable, accrued and other liabilities	95,072	10,526	(30,511)	(752)
Deferred revenue	169,237	(5,773)	(2,535)	(1,345)

Net cash provided by operating activities before reorganization items	142,297	74,321	28,609	7,594
Reorganization items:
Reorganization income (expense), net	(53,897)	(13,451)	4,387,967	—
Fresh Start reporting adjustments	—	—	(4,428,797)	—
Gain on negotiated settlements	—	(39,179)	(3,629)	—
Change in restructuring accruals	8,094	(6,552)	1,798	(3,678)
Change in liabilities subject to compromise	(10,504)	(36,040)	11,203	—
Write-off of deferred financing and offering costs	36,493	—	—	—
Provision for impairment of assets held for sale	—	10,300	—	—
Other	—	(1,380)	—	—

Net cash used by reorganization items	(19,814)	(86,302)	(31,458)	(3,678)

Net cash provided (used) by operating activities	122,483	(11,981)	(2,849)	3,916

(continued)

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,		Jan. 1 - Oct. 11	Oct. 12 - Dec. 31
	2000	2001	2002
	Predecessor Company			Reorganized Company
	(in thousands of dollars)
Cash flows from investing activities:
Acquisition of property, equipment and other assets	(742,766)	(41,463)	(40,792)	(10,370)
Change in prepaid expenses, accounts payable and accrued liabilities for purchase of long-term assets	146,325	(2,808)	3,868	(162)
Proceeds from disposition of property, equipment and other assets	4,157	4,498	3,487	585
Proceeds from sale of short-term investments	32,806	20,275	—	—
Purchase of investments	(1,400)	—	—	—
Decrease in long-term deposits	—	—	236	1,770
Decrease (increase) in restricted cash	3,259	1,979	(44,587)	599

Net cash used by investing activities	(557,619)	(17,519)	(77,788)	(7,578)

Cash flows from financing activities:
Proceeds from issuance of common stock	17,104	—	—	—
Proceeds from issuance of preferred stock	720,330	—	—	—
Proceeds from issuance of long-term debt	95,000	—	25,000	—
Deferred long-term debt issuance costs	(7,150)	(2,086)	(2,190)	(100)
Principal payments on capital lease obligations	(20,525)	(17,495)	(8,660)	(120)
Payments on IRU agreement	(179,497)	—	—	—
Principal payments on long-term debt	(90,122)	—	(25,189)	(463)
Payment and settlement of preferred dividends	(6,696)	(1,312)	163	—

Net cash provided (used) by financing activities	528,444	(20,893)	(10,876)	(683)

Net increase (decrease) in cash and cash equivalents	93,308	(50,393)	(91,513)	(4,345)
Net cash provided by discontinued operations	384	—	—	—
Cash and cash equivalents, beginning of year	103,288	196,980	146,587	55,074

Cash and cash equivalents, end of year	196,980	146,587	55,074	50,729

(continued)

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Years Ended December 31,		Jan. 1 - Oct. 11	Oct. 12 - Dec. 31
	2000	2001	2002
	Predecessor Company			Reorganized Company
	(in thousands of dollars)
Supplemental disclosure of cash flows information:
Cash paid for interest	32,626	22,107	14,141	2,108
Capitalized interest	7,005	1,213	342	101
Cash paid for income taxes	378	—	—	—
Supplemental disclosure of non-cash investing and financing activities:
Predecessor Company common stock issued in connection with long-term investment	21,625	—	—	—
Predecessor Company common stock issued in connection with conversion of mandatorily redeemable preferred securities	—	39,915	—	—
Predecessor Company common stock cancelled in connection with consummation of Modified Plan	—	—	552	—
Predecessor Company preferred stock cancelled in connection with consummation of Modified Plan	—	—	1,289,788	—
Predecessor Company unsecured long-term debt discharged in exchange for Reorganized Company common stock	—	—	1,968,781	—
Predecessor Company capital lease obligations rejected by the Company and discharged in exchange for Reorganized Company common stock	—	—	130,756	—
Predecessor Company secured long-term debt refinanced with new secured notes	—	—	84,574	—
Reorganized Company common stock issued in exchange for settlement of claims and debt discharge	—	—	80	—
Capital expenditures:
Assets acquired pursuant to IRU agreement	96,903	—	—	—
Assets acquired under capital leases	133,915	50,547	—	—

See accompanying notes to consolidated financial statements.

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)   Organization and Description of Business

        ICG Communications, Inc., a Delaware corporation, and its subsidiaries are collectively referred to as "ICG" or the "Company." The Company provides voice, data and Internet communication services. Headquartered in Englewood, Colorado, the Company operates an integrated metropolitan and nationwide fiber optic infrastructure to offer:

  •
  Dial-Up Services, including primary rate interface and remote access services, on a wholesale basis to national and regional Internet Service Providers ("ISPs").

  •
  Point-to-Point Broadband Services, providing traditional special access service to long-distance and inter-exchange carriers and medium to large sized corporate customers, as well as switched access and SS7 services.

  •
  Corporate Services, primarily retail voice and data services to businesses.

        On November 14, 2000, (the "Petition Date"), ICG and its operating subsidiaries filed voluntary petitions for protection under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States District Court for the District of Delaware (the "Bankruptcy Court").

        On December 19, 2001, the Company filed a proposed Plan of Reorganization and a Disclosure Statement in the Bankruptcy Court. The Company subsequently filed a First Amended Plan and Disclosure Statement on March 1, 2002. On March 26, 2002, the Company filed a Second Amended Plan and Disclosure Statement, which were amended on April 3, 2002. The original Plan of Reorganization, the Disclosure Statement, the First Amended Plan and Disclosure Statement, and the Second Amended Plan and Disclosure Statement are collectively referred to herein as the "Original Plan." On April 3, 2002, the Company submitted the Original Plan to the Company's creditors for approval. On May 16, 2002, the Company's balloting agent filed an affidavit indicating that all classes of creditors entitled to vote had overwhelmingly accepted the Original Plan. On May 21, 2002, the Bankruptcy Court entered an order (the "Original Confirmation Order") confirming the Original Plan.

        The Original Plan was formulated on the basis of extensive negotiations conducted among the Company and its primary constituencies. As part of the Original Plan, the Company received commitment letters for new financing totaling $65 million (the "Original Exit Financing"). The Original Exit Financing was to be funded predominantly by Cerberus Capital Management, L.P. ("Cerberus"). Although the Bankruptcy Court confirmed the Original Plan, the closing of the Original Exit Financing transactions did not occur and the Original Plan did not become effective as a result of disagreements between the Company and Cerberus.

        After consulting with the Company's official committee of unsecured creditors and the Company's senior secured lenders, the Company engaged in settlement discussions with Cerberus. As a result of those negotiations, on July 25, 2002, the Company entered into an agreement with Cerberus that was embodied in a proposed modification to the Original Plan. The Original Plan, as modified, is referred to herein as the "Modified Plan."

        The Company determined that the changes to the Original Plan, as reflected in the Modified Plan, required a re-solicitation of votes from certain classes of creditors. Thus, on July 26, 2002, the Company filed the proposed Modified Plan and a Supplement to the Disclosure Statement in the Bankruptcy Court. On August 23, 2002, the Company submitted the Modified Plan to the Company's creditors for approval. On October 7, 2002, the Company's balloting agent filed an affidavit indicating that all classes of creditors entitled to vote had again overwhelmingly accepted the Modified Plan. On

October 9, 2002, the Bankruptcy Court entered an order confirming the Modified Plan. On October 10, 2002 (the "Effective Date"), the Company's Modified Plan became effective and the Company emerged from Chapter 11 bankruptcy protection.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

        Between November 14, 2000, and October 10, 2002, ICG operated as a debtor-in-possession under the supervision of the Bankruptcy Court. ICG's financial statements for reporting periods within that timeframe were prepared in accordance with the provisions of Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code," as further described in note 3. Effective with its emergence from bankruptcy, ICG implemented Fresh Start reporting ("Fresh Start"), as further described in note 4.

        For financial reporting purposes, close of business on October 11, 2002, represents the date of emergence from bankruptcy. As used in this Annual Report, the following terms refer to the Company and its operations:

"Predecessor Company"	The Company, pre-emergence from bankruptcy
"Reorganized Company"	The Company, post-emergence from bankruptcy
"2002 Predecessor"	The Company's operations, January 1, 2002—October 11, 2002
"2002 Reorganized"	The Company's operations, October 12, 2002—December 31, 2002

        All significant intercompany accounts and transactions have been eliminated in consolidation.

        Certain prior year amounts have been reclassified to conform to the 2002 presentation.

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management bases its estimates and judgments on historical experience, current economic and industry conditions and on various other factors that are believed to be reasonable under the circumstances. Such information forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results, however, may differ from these estimates under different assumptions or conditions.

Comparability of Financial Information

        Due to the adoption of Fresh Start reporting, as further described in note 4, as of October 11, 2002, the Reorganized Company's post-Fresh Start balance sheet, statement of operations and statement of cash flows have not been prepared on a consistent basis with the Predecessor Company's financial statements and are not comparable in certain respects to the financial statements prior to the application of Fresh Start reporting. However, the Company believes that operating costs, selling, general and administrative expenses, and bad debt expense are comparable, as they were not affected by the adoption of Fresh Start reporting and the creation of a new reporting entity. Revenue is comparable, except with respect to revenue recognition of certain deferred revenue. Due to the write down of deferred revenue in connection with the application of Fresh Start reporting, revenue was reduced by $1 million per quarter.

Cash Equivalents

        The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Restricted Cash

        Restricted cash consists of cash balances held by various financial institutions as collateral for debt, letters of credit and surety bonds. These balances will be reclassified to cash and cash equivalents when the underlying obligation is satisfied, or in accordance with the governing debt agreement.

Property and equipment

        The Company's property and equipment includes property and equipment in service, under construction or development, and held for sale.

        Property and equipment in service is stated at historical cost, reduced by provisions to recognize impairment in value. Costs associated directly with network construction, service installations and development of business support systems, including employee related costs, and interest expense incurred during the construction period, are capitalized. Depreciation is calculated on a straight-line basis over the assets' estimated useful lives, which are determined based on historical usage with consideration given to technological changes, trends in the industry and other economic factors that could impact the network architecture and asset utilization. Assets held for sale are stated at the estimated proceeds from the sale, less cost to sell.

        Equipment held under capital leases is stated at the lower of the fair value of the asset or the net present value of the minimum lease payments at the inception of the lease. Amortization of equipment held under capital leases is included in depreciation and amortization expense, and is calculated on a straight-line basis over the estimated useful lives of the assets, or the related lease term, whichever is shorter.

        The Company provides for the impairment of long-lived assets pursuant to Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss is recognized when the asset's carrying value exceeds the estimated undiscounted future cash flows from the asset, excluding interest. Measurement of the impairment loss is then based on the estimated fair value of the asset. Considerable judgment is required to project such future cash flows and, if required, estimate the fair value of the impaired long-lived assets.

Other Assets

        Deferred financing costs are capitalized and amortized to interest expense over the life of the related financing agreement.

Revenue Recognition

        Revenue for dedicated transport, data, Internet and the majority of switched services, exclusive of switched access, is generally billed in advance on a fixed rate basis and recognized over the period the services are provided. Switched access revenue and inter-carrier compensation, including reciprocal compensation and carrier access, is generally billed on a transactional basis determined by customer usage. The transactional elements of switched access services and inter-carrier compensation are billed in arrears and estimates are used to recognize revenue in the period provided. Fees billed in connection with customer installations and other up front charges are deferred and recognized as revenue ratably over the estimated average contract life.

        In the past, the Company entered into indefeasible rights-of-use agreements ("IRU"s), pursuant to which the Company continues to lease its metropolitan fiber and other infrastructure to other telecommunications services providers. If the requirements for sales-type lease accounting were met, the Company recognized revenue in the period that facilities became available for use by the customer. If the requirements for sales-type lease accounting were not met, as was generally the case, the Company recognized revenue ratably over the term of the agreement. Revenue earned on the portion of IRUs attributable to the provision of maintenance services has been recognized ratably over the term of the agreement. Revenue from IRU agreements in 2000, 2001, 2002 Predecessor and 2002 Reorganized totaled $14 million, $9 million, $7 million and $1 million, respectively.

        The Company records reciprocal compensation and carrier access revenue in accordance with regulatory authority approval and pursuant to interconnection agreements with incumbent local exchange carriers ("ILEC"s) and interexchange carriers ("IXC"s) for the origination, transport and/or termination of traffic originated by ILEC and IXC customers, including Internet traffic. The Company recognizes revenue as the service is provided, except in those cases where the revenue is under dispute and collection is uncertain.

        On October 1, 2000, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the Securities and Exchange Commission. Effective January 1, 2000, installation revenue is deferred and recognized as revenue over the estimated average contract life. Prior to the adoption of SAB No. 101, the Company recognized installation revenue as services were performed. As required by generally accepted accounting principles, the Company reflected the effects of the change in accounting principle as if such change had been adopted as of January 1, 2000, and included in the results of operations for the year ended December 31, 2000, a charge of $7 million relating to the cumulative effect of this change in accounting principle. In addition, the change in accounting principle resulted in an increase in revenue for the year ended December 31, 2000, of $1 million.

        The Company recognizes revenue at the amount expected to be realized, which includes billing and service adjustments. Valuation allowances for uncollectible accounts receivable are established through a charge to selling, general and administrative expenses. The Company assesses the adequacy of this reserve periodically, evaluating general factors such as the length of time individual receivables are past due, historical collection experience, the economic and competitive environment, and changes in the credit worthiness of customers. The Company also assesses the ability of specific customers to meet their financial obligations and establishes specific valuation allowances based on the amount the Company expects to collect from these customers, as considered necessary. If circumstances relating to specific customers change or economic conditions improve or worsen such that past collection experience and assessment of the economic environment are no longer relevant, the estimate of the recoverability of the Company's trade receivables may change.

        The Company had, as of December 31, 2002, total accounts receivable outstanding of $36 million and an allowance for uncollectible accounts receivable of $9 million.

Operating Costs and Accrued Liabilities

        The Company leases certain network facilities, primarily circuits, from ILECs and CLECs to augment its owned infrastructure for which it is generally billed a fixed monthly fee. The Company also uses the facilities of other carriers for which it is billed on a usage basis. The Company issued a significant number of disconnect orders to ILECs and CLECs for leased circuits throughout 2001 as a result of the Company's optimization of its network and associated operating cost structure, as well as the curtailment of the Company's expansions plans. In addition, many of these providers changed the Company's billing account numbers ("BAN"s) in an attempt to segregate the Company's pre- and post-Chapter 11 petition billing activity. Disconnected services were frequently not reflected on a timely basis by these facilities providers on the Company's invoices, resulting in inaccurate invoices and disputes, and the assignment of new BANs by these facilities providers frequently resulted in incorrect balances being carried forward on invoices. The Company disputes invoices for usage billings when the call record detail is not adequate to support such charges. As a result of these and other types of billing disputes, the Company is in negotiations with certain providers.

        In determining the amount of such operating expenses and related accrued liabilities to reflect in its financial statements, the Company considers the adequacy of documentation of disconnect notices, compliance with prevailing contractual requirements for submitting such disconnect notices and disputes to the provider of the facilities, and compliance with its interconnection agreements with these carriers. Significant judgment is required in estimating the ultimate outcome of the dispute resolution process, as well as any other amounts that may be incurred to conclude the negotiations or settle any litigation.

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Bankruptcy Court Preference Claims

        Under the Bankruptcy Code, a debtor's estate can recover so called "preference" payments made by an insolvent debtor to creditors outside the ordinary course of business within 90 days preceding the debtor's bankruptcy petition date. ICG as a debtor has filed numerous preference claims against its creditors. Conversely, ICG has been notified, and in some cases sued, by certain former customers now in bankruptcy, who claim to have made preference payments to ICG. Under the Bankruptcy Code, there are several defenses that can be raised to contest a preference claim. The Company's policy for recognizing these transactions is:

  •
  Preference claims filed by others against ICG: If a customer rejects its contract with ICG in connection with the customer's bankruptcy proceedings, ICG reviews the likelihood that (a) the customer will assert a preference claim in accordance with the Bankruptcy Code and that (b) the customer's preference claim, if asserted, will prevail in bankruptcy court. The Company records a liability and a corresponding charge to other expenses if both are probable and the amount of the contingent liability can be reasonably estimated.

  •
  Preference claims filed by ICG against others: Many preference claims filed by ICG in the Bankruptcy Court remain outstanding at December 31, 2002. The Company will record the income from such claims in other income when realization is assured.

        In addition, all attorneys' fees and other expenses incidental to pursuing and defending preference claims in bankruptcy court are recorded as incurred and included in other expenses.

Net Income (Loss) Per Share

        Net income (loss) per share is determined in accordance with SFAS No. 128, "Earnings Per Share." Under SFAS No. 128, basic income (loss) per share is computed by dividing income (loss) by the weighted average common shares outstanding. Diluted income (loss) per share considers potential common stock instruments in the calculation of weighted average common shares outstanding. Potential common stock instruments, which include options, warrants and convertible preferred securities, are not included in the calculation of weighted average common shares outstanding if their effect is anti-dilutive.

        The Predecessor Company's weighted average common shares outstanding and potential common stock instruments were used in the calculation of the Predecessor Company's net income (loss) per share through October 11, 2002. All such common stock and potential common stock instruments were cancelled in connection with the Company's emergence from bankruptcy.

        In accordance with the Modified Plan, a total of 8,000,000 shares of the Reorganized Company's common stock was established for distribution to the Predecessor Company's unsecured creditors on a pro rata basis, as described in the Modified Plan. None of these shares had been distributed as of December 31, 2002, but have been treated as outstanding in preparation of the accompanying financial statements.

        The Reorganized Company's 2002 net loss per share was calculated using the Reorganized Company's weighted average common shares outstanding. For purposes of this calculation, all 8,000,000 shares of common stock were considered issued and outstanding beginning on the Effective Date.

Stock-Based Compensation

        The Company accounts for its stock-based employee and non-employee director compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations ("APB 25"). Stock-based instruments (warrants) issued to third parties in according with financing arrangements are accounted in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation".

        The Company has recorded no compensation expense for the stock options granted under its stock option plans for the periods presented pursuant to the intrinsic value based method of APB 25. The following table illustrates the effect on net loss and loss per share for 2002 Reorganized, if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation in 2002 (in thousands, except per share data):

Net loss:
As reported	$(1,476)
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards	(244)

Pro forma	$(1,720)

Net loss per share (basic and diluted):
As reported	$(0.18)

Pro forma	$(0.22)

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Option life	5 years
Volatility	60%
Risk-free interest rate	3.2%
Dividend yield	none

(3)   Accounting During Bankruptcy Proceedings

        ICG's financial statements during the Company's bankruptcy proceedings have been prepared in accordance with the provisions of SOP 90-7.

Reorganization Expense, Net

        In accordance with SOP 90-7, all costs and expenses incurred in connection with the Predecessor Company's reorganization from the Petition Date to the Effective Date have been reflected as reorganization items in the accompanying consolidated statements of operations. The Predecessor Company incurred the following reorganization items (in thousands of dollars):

	Year ended December 31,		Jan. 1 - Oct. 11
Predecessor Company
	2000	2001	2002
Gain on negotiated settlements (note 15)	—	(39,179)	(4,437)
Loss on equipment returned to vendors	—	10,300	—
Debt and equity restructuring costs (note 9)	36,493	(236)	10
Severance and employee retention costs	9,647	13,154	3,535
Legal and professional fees	6,260	16,498	11,363
Switch site closure costs	—	5,187	1,735
Contract termination expenses	—	9,296	21,859
Interest income	(1,412)	(6,661)	(1,505)
Net gain on debt discharge, equity restructuring and settlement of claims	—	—	(4,566,532)
Fresh Start reporting	—	—	141,970
New funding	—	—	2,443
Other	2,909	5,092	1,592

	53,897	13,451	(4,387,967)

Liabilities Subject to Compromise

        The Company's filing for bankruptcy (i) automatically stayed actions by creditors and other parties in interest to recover any claim that arose prior to the filing, and (ii) served to accelerate, for purposes of allowance, all pre-bankruptcy filing liabilities of the Predecessor Company, whether or not those liabilities were liquidated or contingent on the Petition Date.

        Pursuant to SOP 90-7, the Company segregated and classified certain pre-petition obligations as liabilities subject to compromise. Liabilities subject to compromise were recorded at the allowed claim amount. The following table sets forth the liabilities of the Predecessor Company subject to compromise as of December 31, 2001 (in thousands of dollars):

Secured long-term debt:
Senior Facility	84,574
Mortgage loan payable	929

85,503
Unsecured long-term debt:
9 7/8% Senior discount notes of ICG Services, Inc.	319,564
10% Senior discount notes of ICG Services, Inc.	393,311
11 5/8% Senior discount notes of ICG Holdings, Inc.	151,342
12 1/2% Senior discount notes of ICG Holdings, Inc.	520,264
13 1/2% Senior discount notes of ICG Holding, Inc.	584,300

1,968,781
Unsecured creditors	476,243
Capital lease obligations, secured	166,637
Capital lease obligations, unsecured	18,881
Priority creditors	13,545

2,729,590

        In 1999 the Company entered into a $200 million senior secured financing facility (the "Senior Facility") consisting of a $75 million term loan, a $100 million term loan and a $25 million revolving line of credit. As a result of the Company's bankruptcy filing, all pre-petition contractual debt payments were suspended and subject to revised payment terms during the bankruptcy process on a case-by-case basis. During the pendency of the Bankruptcy Court cases, the Company did not pay any principal due under the Senior Facility. However, the Company continued to make interest-only payments on the Senior Facility balance through the Effective Date. Pursuant to the Modified Plan, on the Effective Date, the Senior Facility was cancelled and replaced with new notes (the "Secured Notes"), as described in more detail in note 7.

        In connection with its bankruptcy filing, the Company stopped accruing or paying interest on the unsecured long-term debt and the rejected pre-petition capital lease obligations. Contractual interest not recorded amounted to $30 million, $249 million and $198 million for 2000, 2001 and 2002 Predecessor, respectively.

        The amortization of deferred financing costs is generally included in interest expense. All unamortized deferred financing costs as of the Petition Date were written off in 2000 and included in reorganization expenses, except the unamortized deferred financing costs incurred in obtaining the Senior Facility. The unamortized deferred financing costs relating to the Senior Facility were written off and included in reorganization expenses in connection with the Company's debt restructuring and emergence from bankruptcy in October 2002.

        On December 4, 2000, the Company entered into a Debtor-in-Possession Revolving Credit Agreement (the "DIP Financing") with Chase Manhattan Bank. The DIP Financing, as amended, provided for up to $200 million in financing, subject to certain conditions. The Company paid monthly commitment fees at an annual rate of 1 1/2% on the average daily unused commitment, which were expensed monthly. On November 7, 2001, the Company terminated the DIP Financing without ever having drawn any amounts under this agreement. Unamortized deferred financing costs were written off to interest expense at that time.

        In connection with the Company's emergence from bankruptcy, all liabilities subject to compromise were restructured in accordance with the Modified Plan.

(4)   Emergence from Bankruptcy and Fresh Start Reporting

        The implementation of the Modified Plan resulted in, among other things, a new capital structure (as further described in notes 7 and 10), the satisfaction or disposition of various types of claims against the Predecessor Company, the assumption and rejection of certain lease agreements, and the establishment of a new board of directors following the Effective Date.

        In connection with the emergence from bankruptcy, the Company adopted Fresh Start reporting in accordance with the requirements of SOP 90-7. The application of SOP 90-7 resulted in the creation of a new reporting entity. Under Fresh Start reporting, the reorganization value of ICG was allocated to its assets and liabilities on a basis substantially consistent with purchase accounting in accordance with SFAS No. 141, "Business Combinations."

        Under Fresh Start reporting, the reorganization value of ICG, which represents the fair value of all of ICG's assets (net of liabilities), was allocated to the Company's assets and liabilities, other than deferred income taxes, based on their relative fair values. Deferred taxes were determined in accordance with SFAS No. 109, "Accounting for Income Taxes." The application of SOP 90-7 created a new reporting entity having no retained earnings or accumulated deficit.

        The Company engaged an independent financial advisor to assist in the determination of the reorganization value or fair value of ICG. The assumptions underlying the valuation were described in the Modified Plan. The independent financial advisor estimated ICG's reorganization value range at $250 million to $325 million. The Company used a reorganization value of $284 million, which consists of equity and funded debt of $83 million and $201 million, respectively, for Fresh Start reporting as of October 11, 2002. The Fresh Start reporting adjustments, primarily related to the adjustment of ICG's assets and liabilities to fair market values, had a significant effect on the Reorganized Company's subsequent statements of operations.

        ICG recorded approximately $4.4 billion of net reorganization income in the Predecessor Company's statement of operations for 2002, which includes the gain on the restructuring of equity and the discharge of obligations subject to compromise for less than recorded amounts, as well as adjustments to reduce the historical carrying values of the Company's assets and liabilities to fair market value. The gain on debt discharge is not classified as an extraordinary item due to the Company's adoption of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" as of December 31, 2002. SFAS No. 145 eliminated the previous requirement that gains and losses on debt extinguishment be classified as extraordinary items in the income statement. SFAS No. 145 now requires that such gains and losses be classified as extraordinary items only if they are deemed to be unusual and infrequent.

        The effects of the reorganization and Fresh Start reporting on ICG's balance sheet as of October 11, 2002, were as follows (in thousands of dollars):

	Predecessor Company Balance Sheet (Pre- Confirmation)	Settlement of Claims, Debt Discharge and Equity Restructuring (a)	New Funding (b)	Fresh Start Reporting (c)	Reorganized Company Balance Sheet (Post- Confirmation)
	(in thousands of dollars)
Assets
Current assets:
Cash and cash equivalents	$109,720	$(6,678)	$(47,968)		$55,074
Restricted cash, current	—		15,778		15,778
Receivables, net	28,944	459			29,403
Prepaid expenses and deposits	10,740	(3,526)	100		7,314

Total current assets	149,404	(9,745)	(32,090)	—	107,569
Property and equipment	622,659			(392,205)	230,454
Accumulated depreciation	(125,541)			125,541	—
Restricted cash, non-current	6,956		28,902		35,858
Other assets, net	12,444		(321)		12,123

Total Assets	$665,922	$(9,745)	$(3,509)	$(266,664)	$386,004

Liabilities
Current liabilities:
Accounts payable	$10,294				$10,294
Accrued liabilities	43,392	(832)		(2,442)	40,118
Restructuring accruals	1,953	18,459			20,412
Deferred revenue	7,272			5,700	12,972
Current portion of debt and capital leases	—	14,143	1,864		16,007

Total current liabilities	62,911	31,770	1,864	3,258	99,803
Long-term liabilities:
Secured Notes	—		57,521		57,521
Capital lease obligations	51,154	38,873			90,027
Senior Subordinated Term Loan	—		19,711		19,711
Other debt	650	17,828			18,478
Deferred revenue	348			17,527	17,875

Total long-term liabilities	52,152	56,701	77,232	17,527	203,612
Liabilities subject to compromise	2,722,779	(2,492,726)	(84,574)	(145,479)	—

Total liabilities	2,837,842	(2,404,255)	(5,478)	(124,694)	303,415
Redeemable preferred stock	1,289,788	(1,289,788)			—
Stockholders' deficit—Predecessor Company	(3,461,708)	3,606,998	(3,320)	(141,970)	—
Stockholders' equity—Reorganized Company	—	77,300	5,289		82,589

Total liabilities and stockholders' equity (deficit)	$665,922	$(9,745)	$(3,509)	$(266,664)	$386,004

(a)
Includes adjustments to record: (i) settlement of post-petition administrative claims and pre-petition priority claims (i.e., tax authorities); (ii) affirmation of certain executory contracts (i.e.,

  capital leases); (iii) discharge of pre-petition unsecured debt for common stock in the Reorganized Company; and (iv) cancellation of the Predecessor Company's preferred stock, common stock and warrants.

(b)
Includes adjustments to record: (i) proceeds of $25 million from the Senior Subordinated Term Loan, net of $5 million debt discount attributable to the value of the warrants issued to the Lenders in connection with that Loan; (ii) refinancing of the Predecessor Company's Senior Facility with the Reorganized Company's Secured Notes whereby all proceeds from the Senior Subordinated Term Loan were used to immediately pay down the balance of the Secured Notes; (iii) write-off of the $2.5 million unamortized deferred financing costs related to obtaining the Senior Facility and the capitalization of $2.2 million of financing costs related to obtaining the Secured Notes and the Senior Subordinated Term Loan; and (iv) reclassification of $45 million to restricted cash, which represents 75% of the principal balance of the Secured Notes, in accordance with the loan agreement.

(c)
Includes adjustments to record (i) deferred revenue reclassification of $23 million and fair value write-down adjustment of $122 million; (ii) adjustment to reduce the net fair value of property and equipment by $267 million; and (iii) adjustment to reduce the accrued sales tax by $2 million as a result of the reduced property and equipment values of leased equipment.

(5)   Property and Equipment

        Property and equipment, including assets held under capital leases, is comprised of the following:

		December 31,
		2001	2002
		Predecessor Company	Reorganized Company
	Depreciable lives			Average remaining useful life
	(in thousands)
Land	n/a	$1,214	$—	n/a
Buildings and Improvements	31.5 years	50,358	29,370	20 years
Furniture, fixtures and office equipment	2 to 7 years	33,593	—	n/a
Machinery and equipment	3 to 8 years	14,548	3,662	4 years
Fiber optic equipment	8 years	150,982	51,864	5 years
Circuit switch equipment	10 years	107,046	73,964	7 years
Packet switch equipment	3 years	29,087	19,641	2 years
Fiber optic network	2 to 20 years	90,137	47,432	17 years
Site improvements	7 years	11,245	99	7 years
Construction in progress	n/a	95,415	11,408	n/a
Assets held for sale	n/a	8,570	1,749	n/a

		592,195	239,189
Less accumulated depreciation		(61,008)	(7,951)

		$531,187	$231,238

        Pursuant to the adoption of Fresh Start reporting, the Company wrote down the value of its property and equipment by $392 million, and the balance of the accumulated depreciation by $126 million. The total Fresh Start value of property and equipment was generally allocated on a relative basis to the individual asset categories based on asset appraisals obtained in November 2001 and March 2002. The new property and equipment values are being depreciated over the remaining useful lives of the assets.

        Property and equipment includes $11 million of equipment that has not been placed in service and $2 million of equipment that is being held for sale at December 31, 2002, that is not being depreciated.

        The Company leases certain office facilities and fiber equipment under various capital lease arrangements. Assets recorded under capitalized lease agreements included in property and equipment consisted of $123 million and $45 million less accumulated amortization of $3 million and $1 million at December 31, 2001 and 2002, respectively.

(6)   Provision for Impairment of Long-Lived Tangible and Intangible Assets

Predecessor Company

        The Company recorded approximately $1.7 billion, $28 million and $0.6 million of provision for impairment of long-lived assets in 2000, 2001 and 2002 Predecessor, respectively.

        The Company's impairment analysis as of December 31, 2000, indicated that there was a shortfall of undiscounted cash flows before interest compared to the carrying value of the Company's long-lived tangible and intangible assets, and that an impairment had occurred. For purposes of calculating the amount of the impairment the Company segregated its long-lived assets into three categories: intangible assets, consisting primarily of goodwill, tangible assets to be disposed of, and tangible assets to be utilized in ongoing operations.

        As a result of the analysis of shortfalls of cash flows to carrying values of assets, all intangibles, consisting primarily of goodwill relating to the Company's acquisitions under the purchase method of accounting, were written off as of December 31, 2000, resulting in an impairment charge of $80 million.

        The Company determined that certain assets that would not be utilized under its business plan would be held for sale. These assets were comprised primarily of (i) assets under construction, for which the incremental capital required to place the asset in service was not available; and (ii) assets already in service that were not deemed necessary in the business plan. An impairment of $124 million was reflected in the financial statements for 2000 to reduce these assets to their fair value, which was based on existing appraisals or purchase offers, less cost to sell. Additional impairment charges of $28 million and $0.6 million were recorded in 2001 and 2002 Predecessor, respectively, to reduce assets classified as held for sale to their fair value.

        The fair value of tangible assets to be utilized in ongoing operations was determined to be $550 million at December 31, 2000. This value was derived based on the following valuation techniques: (i) discounted cash flows; (ii) asset appraisals; and (iii) current market capitalization.

        In order to reduce tangible assets to be used in ongoing operations to the fair value of $550 million, the Company recorded an impairment charge as of December 31, 2000, of approximately $1.5 billion. No adjustment was made to recorded depreciation during the year ended December 31, 2000.

        The book value of the impaired assets at December 31, 2000, became the new cost basis of the assets. Subsequent depreciation of the new cost basis was calculated based on the remaining estimated useful life of the assets.

Reorganized Company

        The Company performed an analysis pursuant to the requirements of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," as of December 31, 2002, to determine if a provision for impairment of its long-lived assets was required. The analysis compared the Company's estimate of future undiscounted cash flows that will be generated by the existing long-lived assets to their net book value of $231 million. The analysis indicated that no provision for impairment was required.

(7)   Long-term Debt

        Pursuant to the Modified Plan, on October 10, 2002, the Company received new financing consisting of a $25 million Senior Subordinated Term Loan (the "Senior Subordinated Term Loan"). The Company's Senior Facility balance was then cancelled and replaced with the Secured Notes. Proceeds from the Senior Subordinated Term Loan were utilized to pay down the balance of the Secured Notes to $59 million. The Secured Notes are secured by substantially all assets of the Company. The principal balance of the Secured Notes is projected to begin amortizing in August 2003 and will mature in May 2005.

        Interest on the Secured Notes accrues at a premium of 3.5% to 6.0% over LIBOR or, at the Company's option, at a premium of 2.25% to 4.75% over the bank's prime rate. The interest rate premium at any given time is determined based on the cumulative amount of the principal prepayments made by the Company. Interest is payable quarterly in arrears. The weighted average interest rate in effect at December 31, 2002, was 7.8%.

        The Senior Subordinated Term Loan is subordinate to the Secured Notes and is secured by substantially all assets of the Company. The loan accrues interest at 14% per annum, which is payable monthly in arrears, and matures on July 25, 2006.

        Pursuant to the Modified Plan and in conjunction with the new financing received pursuant to the Senior Subordinated Term Loan, warrants to purchase 200,000 shares having an exercise price of $9.12, which represented the Reorganized Company's equity value per share on the Effective Date, and warrants to purchase 473,684 shares having an exercise price of $0.01, were granted. Both warrant issuances expire, if unexercised, on July 25, 2007. The warrants have an estimated fair market value of $5 million, which has been established as a debt discount with a corresponding increase to additional paid-in capital of stockholders' equity in the Reorganized Company's balance sheet. The debt discount is amortized to interest expense over the remaining term of the Senior Subordinated Term Loan.

        The Secured Notes and the Senior Subordinated Term Loan require the Company to meet certain financial covenants, including minimum EBITDA requirements and limitations on capital expenditures. The Secured Notes and the Senior Subordinated Term Loan covenants also require that the Company maintain a minimum cash balance equal to 75% of the outstanding principal amount of the Secured Notes until July 25, 2003, and 50% of the outstanding principal balance thereafter. Accordingly, on the Effective Date the Company transferred $45 million to a cash collateral account, which is classified as restricted cash in the Company's balance sheet. The Company expects that $17 million of the restricted cash balance will become available as a result of scheduled principal repayments of the Secured Notes and the reduction of the required minimum cash balance to 50% of the outstanding principal amount of the Secured Notes in the second half of 2003. Therefore, $17 million of restricted cash has been classified as current as of December 31, 2002.

        Other debt totaling $26 million consists primarily of notes issued to vendors and taxing authorities. The notes have interest rates that range from 4% to 10%, and a weighted average interest rate at December 31, 2002, of 7.5%. The expiration dates of the notes range from 2003 through 2006. Principal and interest are generally payable monthly. Approximately $9 million of other debt has yet to be formally documented with a note, but is expected to be in the near future.

        Contractual debt maturities and interest rates in effect as of December 31, 2002, are as follows (in thousands of dollars):

	Secured Notes	Senior Subordinated Term Loan		Other debt	Total
	(dollar amounts in thousands)
Year:
2003	$3,790	$—		$9,183	$12,973
2004	8,122	—		9,443	17,565
2005	47,237	—		5,409	52,646
2006	—	25,000		2,458	27,458
2007	—	—		—	—
Thereafter	—	—		—	—

	$59,149	$25,000		$26,493	$110,642

Weighted average interest rate	7.8%	14.0	%(a)	7.5%	9.1%

(a)
Represents the stated interest rate and excludes the amortization of deferred debt discount included in interest expense

(8)   Lease Arrangements

Capital leases

        The Company leases certain office facilities and fiber equipment under various capital lease arrangements. Assets recorded under capitalized lease agreements included in property and equipment consisted of $123 million and $45 million less accumulated amortization of $3 million and $1 million at December 31, 2001 and 2002, respectively.

        The following table represents contractual payments under the terms of the Company's capital lease obligations as of December 31, 2002 (in thousands of dollars):

Year:
2003	17,216
2004	17,235
2005	17,182
2006	10,397
2007	10,584
Thereafter	172,745

Total minimum lease payments	245,359
Less amounts representing interest	148,774

Present value of net minimum lease payments	96,585

        The weighted average interest rate on capital lease obligations was 13.1% as of December 31, 2002.

        Effective January 1, 1999, the Company purchased its corporate headquarters building, land and improvements (collectively, the "Company Headquarters") for $43 million. The Company financed the purchase primarily through a loan secured by a mortgage on the Company Headquarters. The seller ("Seller") of the Company Headquarters retained an option to repurchase the Company Headquarters at the original sales price. In June 2001, the Seller exercised its right to repurchase the Company Headquarters from the Company for $33 million. In connection with the repurchase, the Seller agreed to assume from the Company the mortgage loan payable and other accrued liabilities related to completing the Company Headquarters. The Company recognized a $7.6 million loss on the sale in 2001. In addition, the Company agreed to lease the Company Headquarters back from the Seller under a capital lease agreement initially valued at $50 million. The balance of the Company Headquarters capital lease agreement included above, including accreted interest, was $51 million. The lease expires in January 2023.

Operating leases

        The Company leases office space, warehouse space, switching and transport sites, points of presence and equipment under non-cancelable operating leases. Lease expense was $30 million, $24 million, $16 million and $4 million in 2000, 2001, 2002 Predecessor and 2002 Reorganized, respectively, of which $3 million and $2 million was included in reorganization expense in 2001 and 2002 Predecessor, respectively.

        Minimum lease payments due each year on or before December 31 under the Company's current contractual operating leases are as follows (in thousands of dollars):

Year:
2003	18,971
2004	15,161
2005	13,904
2006	13,373
2007	10,809
Thereafter	37,723

109,941

(9)   Predecessor Company Preferred Stock

        Preferred stock at December 31, 2001, consisted of the following (in thousands of dollars):

14% Exchangeable preferred stock of a subsidiary	165,831
14 1/4% Exchangeable preferred stock of a subsidiary	283,225
6 3/4% Mandatorily redeemable preferred securities of subsidiaries	92,336
8% Series A Convertible Preferred Stock	785,353

1,326,745

        On April 10, 2000, ICG sold mandatorily redeemable 8% Series A Convertible Preferred Stock (the 8% Series A Convertible Preferred Stock) and warrants to purchase ICG common stock for net proceeds of $708 million. The value allocated to the warrants was $81 million at the time of the transaction. Additionally, the Company allocated $159 million of the proceeds from the issuance of the 8% Series A Convertible Preferred Stock to the intrinsic value of the embedded beneficial conversion feature of the convertible preferred securities, which was recorded as a credit to additional paid-in capital.

        Prior to the Petition Date, accretion and preferred dividends on preferred securities of subsidiaries, net of minority interest in share of losses was $60 million in 2000. After filing for bankruptcy, the Company was prohibited by the Bankruptcy Code from declaring or paying any preferred dividends. Accordingly, the Company wrote off all unamortized offering costs and fully accreted the discount and dividends associated with the preferred stock issuances of subsidiaries. Such amounts are included in reorganization expenses in the accompanying consolidated statement of operations.

        In addition, as of December 31, 2000, the Company wrote off all unamortized offering costs and fully accreted the discount and dividends associated with the 8% Series A Convertible Preferred Stock issued by ICG. These amounts, totaling $158 million, are included in Accretion of 8% Series A Convertible Preferred Stock to liquidation value and preferred dividends in the accompanying consolidated statement of operations.

        Pursuant to the Modified Plan, all outstanding shares of the Predecessor Company's preferred stock were cancelled in October 2002.

(10) Stockholders' Equity (Deficit)

Bankruptcy Reorganization

        As of December 31, 2001, the Company had 11,646,000 warrants outstanding. The exercise price of such warrants ranged from $12.51 to $34.00 per share. Pursuant to the Modified Plan, however, all outstanding shares of the Predecessor Company's common stock, as well as all outstanding warrants, were cancelled on October 10, 2002.

        In accordance with the Modified Plan, a total of 8,000,000 shares of the Reorganized Company's common stock was established for distribution to the Predecessor Company's unsecured creditors on a pro rata basis, as described in the Modified Plan. On January 10, 2003, 5,893,250 shares of the Reorganized Company's common stock were distributed. The distribution of the remaining shares will be completed after the final reconciliation of pre-petition bankruptcy claims filed against the Predecessor Company.

        In accordance with the Modified Plan, warrants to purchase 800,000 shares of the Reorganized Company's common stock were established for distribution to certain of the Predecessor Company's unsecured creditors on a pro rata basis, as described in the Modified Plan. On January 10, 2003, warrants to purchase 548,166 shares of the Reorganized Company's common stock were distributed. The distribution of the remaining warrants will be completed after the final reconciliation of pre-petition bankruptcy claims filed against the Predecessor Company. The strike price of the warrants is $9.12, which represented the Reorganized Company's equity value per share on the Effective Date. The warrants may be exercised from the date of issuance until the later of (i) October 10, 2007, or (ii) the date that a registration statement covering the underlying common stock of the warrants becomes effective.

        Pursuant to the Modified Plan, on October 10, 2002, the Company received proceeds from the Senior Subordinated Term Loan. Warrants to purchase a total of 673,684 shares of the Reorganized

Company's common stock were issued in connection with the Senior Subordinated Term Loan, as described in note 7.

        Under the Reorganized Company's Articles of Incorporation and in accordance with the Modified Plan, the Company is authorized to issue 10,000,000 shares of preferred stock at a par value of $0.001 per share; however, none had been issued as of December 31, 2002.

Stock Options

        As of December 31, 2001, the Company had 5,177,000 options outstanding. Pursuant to the Company's Plan of Reorganization, all outstanding Predecessor Company common stock and stock options were cancelled on the effective date of the Modified Plan.

        In connection with the Modified Plan, the Company established the Year 2002 Stock Option Plan (the "Stock Option Plan"), effective January 1, 2002. Under the Stock Option Plan, options to purchase 768,137 shares of the Reorganized Company's common stock are available for grant to employees.

        As of December 31, 2002, options to purchase a total of 701,677 shares had been granted under the Stock Option Plan at an exercise price of $9.12 per share. The exercise price represents the Reorganized Company's equity value per share on the Effective Date. All of the options granted vest ratably over 3 years from the date of grant and expire 10 years from date of grant.

        The following table summarizes the status of the Reorganized Company's Stock Option Plan:

	Shares underlying options	Weighted average exercise price
Outstanding at October 10, 2002	—	$—
Granted	701,677	9.12
Exercised	—	—
Cancelled	—	—

Outstanding at December 31, 2002	701,677	$9.12

        At December 31, 2002, none of the outstanding stock options were exercisable. The options outstanding at December 31, 2002, have a weighted average remaining contractual life of 9.8 years.

        Effective February 10, 2003 the Company established the Directors' Stock Option Plan. Under the Directors' Stock Option Plan, options to purchase 120,000 New Common Shares are available for grant to outside directors. On February 10, 2003 options to purchase 40,000 shares at a strike price of $9.12 were granted to the Company's outside directors. All options vest immediately upon grant and expire 10 years from the date of grant.

(11) Commitments and Contingencies

Impact of WorldCom, Inc. Bankruptcy

        On July 21, 2002, WorldCom, Inc. and substantially all of its active U.S. subsidiaries (collectively referred to as "WorldCom") filed voluntary petitions for reorganization under Chapter 11 of the Bankruptcy Code. ICG did not record revenue for the $2 million of services provided to WorldCom during the period from July 1, 2002, to July 21, 2002, due to the uncertainty of collecting this amount. In the event WorldCom elects to affirm one or more of its contracts with the Company through its bankruptcy proceedings, and is therefore required to cure pre-petition defaults as provided by the Bankruptcy Code, the Company will record the revenue accordingly.

        Since WorldCom's bankruptcy filing, ICG has continued to provide service to WorldCom. Revenue from WorldCom accounted for approximately 11% of the Company's total revenue in 2002. Under the Bankruptcy Code, WorldCom can elect to affirm or reject its pre-petition contracts with ICG. ICG and one of WorldCom's subsidiaries, MCI WorldCom Network Services, Inc., have reached agreement with regard to the assumption of MCI WorldCom Network Services, Inc.'s pre-petition contract. The assumption is subject to approval by WorldCom's bankruptcy court. If approved, the assumption will result in a total reduction in contractual revenue of approximately $8.9 million over the combined fiscal years 2003 and 2004. In addition, as of December 31, 2002, the Company had $3.5 million in net trade receivables due from WorldCom.

Maintenance Agreements

        The Company is committed to various vendors for hardware, software and outside plant maintenance as follows (in thousands of dollars):

Year:
2003	1,354
2004	1,281
2005	998
2006	830
2007	748
Thereafter	6,748

11,959

Litigation

        In January 2002, SBC Communications, Inc., on behalf of various subsidiaries (collectively "SBC"), filed a motion in the Company's bankruptcy case seeking permission to terminate the services it provides the Company pursuant to its interconnection agreements. SBC contended that the Company owed SBC in excess of $24 million related to past billing and, as a result, should be entitled to terminate services and pursue an administrative claim for the alleged past due receivable. The Company filed a response to SBC's motions contending that it did not owe a significant portion of the alleged past due amount. Additionally, the Company's response provided that SBC owed the Company more than the Company owed SBC. On March 29, 2002, the Company and SBC entered into a settlement agreement regarding wholesale services. On April 30, 2002, the Bankruptcy Court issued an order approving the terms of the settlement. Under the terms of the settlement, the Company recorded a net $5 million of non-recurring reciprocal compensation revenue in the three months ended March 31, 2002. As no expenses were directly attributable to the revenue, none were recorded in the three months ended March 31, 2002.

        On May 10, 2002, the court order became final and non-appealable. Amounts allegedly owed for retail services have yet to be resolved. The Company believes that the ultimate resolution of the remaining items relating to retail services will be immaterial to the Company's operating results.

        As of the date of this Annual Report, the Company has not received the full amount of the settlement contemplated in the settlement agreement and is in negotiations with SBC regarding the interpretation of certain provisions of the settlement agreement. The Company has fully reserved for the settlement amount not yet collected from SBC.

        The Company is a party to certain other litigation that has arisen in the ordinary course of business. In the opinion of management, the ultimate resolution of these matters will not have a material impact on the Company's financial condition or results of operations.

Other Commitments and Contingencies

        Several of ICG's other customers have approached ICG about the possibility of settling or restructuring their service contracts. If the Company agrees to settle or restructure any significant customer contracts, ICG's results of operations and financial condition could be materially impacted. At this time, the Company cannot predict the possible outcome of such negotiations.

        The Company emerged from bankruptcy on October 10, 2002. However, certain post-confirmation proceedings continue in the Bankruptcy Court relating to pre-petition claims filed by creditors, administrative claims and claims for damages on rejected executory contracts. As of December 31, 2002, the Reorganized Company's balance sheet includes $17 million in estimated accrued liabilities for the settlement of such claims.

(12) Income Taxes

        No income tax expense was recognized with respect to the gain resulting from the cancellation of indebtedness that occurred in connection with the effectiveness of the Plan as such gain is exempt from income taxation.

        Income tax benefit differs from the amounts computed by applying the U.S. federal income tax rate to loss before income taxes primarily because the Company has not recognized the income tax benefit of certain of its net operating loss carryforwards and other deferred tax assets due to the uncertainty of realization.

	Years Ended December 31,		Jan. 1 - Oct. 11	Oct. 12 - Dec. 31
	2000	2001	2002
	Predecessor Company			Reorganized Company
	(in percent)
Expected tax provision (benefit)	(35.0)	(35.0)	35.0	(35.0)
Change in valuation allowance	38.3	18.2	(1.8)	39.1
State tax net of federal benefit	(4.3)	(4.2)	4.1	(4.1)
Gain on debt discharge and equity restructuring and Fresh Start reporting adjustments			(34.0)
Reorganization costs		21.0	0.5
Other	1.0		(3.8)

Provision for income taxes	—	—	—	—

        The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2002 are as follows (in thousands of dollars):

	December 31,
	2001	2002
	Predecessor Company	Reorganized Company
Deferred income tax liabilities:
Interest expense	40,645	—

Net deferred income tax liabilities	40,645	—

Deferred income tax assets:
Deferred revenue	(60,109)	(56,903)
Net operating loss carryforwards	(625,110)	(141,166)
Property and equipment	(540,157)	(505,288)
Unrealized loss on investments	(35,994)	—
Accrued interest on high yield debt obligations	(192,264)	—
Accrued expenses and other	(9,584)	(2,372)
Allowance for doubtful accounts	(88,578)	(66,791)
Less valuation allowance	1,511,151	772,520

Net deferred income tax assets	(40,645)	—

Net deferred income tax liability	—	—

        As of the effective date of the Modified Plan, the Predecessor Company had federal NOL carryforwards of approximately $2 billion. These NOL carryforwards have been reduced as a result of the discharge and cancellation of various pre-petition liabilities under the Plan. After the reduction for federal income tax purposes, the Reorganized Company has available NOL carryforwards of approximately $355 million. Further, as a result of a statutory "ownership change" (as defined in Section 382 of the Internal Revenue Code) that occurred as a result of the effectiveness of the Plan, the Reorganized Company's ability to utilize its NOL carryforwards for federal income tax purposes is restricted to approximately $4 million per year. Expected tax benefit from property and equipment depreciation for tax year 2003 will be approximately $160 million, the utilization of which could be impacted by a statutory ownership change, as defined in Section 382 of the Internal Revenue Code or other Internal Revenue Code provisions. The Reorganized Company is also subject to certain state income tax laws, which may also limit the amount and utilization of NOLs at the state level.

        Considering the net reversals of future taxable and deductible amounts and that management is not presently able to determine when the Company will generate future taxable income, the Company has established a valuation allowance principally for the portion of its deductible temporary differences, including state NOLs that may not be available due to expirations or the limitations described above. If the Company, in future periods, were to recognize the tax benefits attributable to tax attributes of the Predecessor Company (such as NOL carryforwards), such benefit would be applied to reduce certain balance sheet assets in accordance with SFAS No. 109, "Accounting for Income Taxes".

(13) Employee Benefit Plans

        The Company has established a salary reduction savings plan under Section 401(k) of the Internal Revenue Code that the Company administers for participating employees. All full-time employees are covered under the plan after meeting minimum service and age requirements. Through the second quarter of 2000, the Company made matching contributions of ICG common stock up to a maximum of 6% of the employee's eligible earnings. Beginning in the third quarter of 2000, the Company matching was made in cash, up to 3% of the employee's eligible earnings. Beginning in the third quarter of 2002, the Company increased the matching contribution to a maximum of 4% of the employee's eligible earnings.

        Aggregate matching contributions under the Company's employee benefit plans were $6 million, $2 million, $1.5 million and $0.5 million in 2000, 2001, 2002 Predecessor and 2002 Reorganized, respectively.

(14) Fair Value of Financial Instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents

        The carrying amount approximates fair value because of the short maturities of such instruments.

Restricted cash

        The carrying amount approximates fair value because of the short maturities of such instruments.

Long-term debt

        The fair value of the publicly traded Senior Discount Notes (Predecessor Company) as of December 31, 2001, was estimated based on quoted market prices.

        The carrying value of the Secured Debt (Predecessor Company) and Secured Notes (Reorganized Company) at December 31, 2001 and 2002, respectively, approximates fair value, as the debt instruments are not publicly traded and have stated interest rates that float based on LIBOR or the prime rate.

        The carrying values of the Senior Subordinated Term Loan and other debt at December 31, 2002, approximate fair value, as the prevailing market conditions have not changed significantly since these instruments were issued in October 2002.

Redeemable preferred stock (Predecessor Company)

        The fair value of the preferred stock, which was issued in a private placement and was not traded in the open market, was estimated to be zero as of December 31, 2001. The preferred stock was cancelled in connection with the Company's bankruptcy reorganization.

        The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

	December 31,
	2001		2002
	Predecessor Company		Reorganized Company
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash and cash equivalents	146,587	146,587	50,729	50,729
Restricted cash	7,299	7,299	51,038	51,038
Financial Liabilities and Redeemable Preferred Stock
Predecessor Company:
Secured debt	85,503	85,503	—	—
Senior discount notes	1,968,781	135	—	—
Redeemable preferred stock	1,326,745	—	—	—
Reorganized Company:
Secured Notes	—	—	59,149	59,149
Senior Subordinated Term Loan	—	—	20,056	20,056
Other debt	—	—	26,493	26,493

(15) Major Customer

        A significant amount of the Company's revenue is derived from long-term contracts with certain large customers, including one major customer, Qwest Communications Corporation (together with its affiliated entities, "Qwest"). Revenue from Qwest accounted for 18% and 30% of total revenue for the years ended December 31, 2001 and 2002, respectively. Revenue from Qwest represented less than 10% of total revenue for the year ended December 31, 2000. As of December 31, 2002, the Company had $1.5 million in net trade receivables due from Qwest.

        In June 2001, the Company and Qwest entered into a settlement agreement (the "Qwest Settlement Agreement"), which resolved numerous claims and issues that had been raised by both parties. In accordance with the terms of the Qwest Settlement Agreement, the Company recorded a gain of $39 million, $37.5 million of which is reflected in reorganization items and $1.5 million in interest expense in the accompanying consolidated statement of operations.

        A pre-petition agreement to provide Qwest with exclusive service over designated portions of the Company's local fiber optic networks was not settled in connection with the Qwest Settlement Agreement. The Company had deferred revenue balances reflecting future service obligations, including maintenance, of $149 million and $143 million at December 31, 2001, and October 11, 2002 (Predecessor Company), respectively, related to this agreement. These amounts were included in liabilities subject to compromise. In connection with the adoption of Fresh Start reporting, the Company wrote down the deferred revenue balance to $23 million to reflect the estimated legal obligation to provide future services. The balance as of December 31, 2002, was $22 million.

3,383,677 Shares

ICG COMMUNICATIONS, INC.

Common Stock

Prospectus

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth an estimate of the costs and expenses payable by us in connection with the registration of the common stock.

SEC registration fee	$1,769.84
Legal fees and expenses	*
Accounting fees and expenses	*
Printing expenses	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

        Our Amended and Restated Certificate of Incorporation in effect as of the date hereof and our Restated By-Laws provide that, except to the extent prohibited by law, our directors shall not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as directors of ICG. Under the DGCL, the directors have a fiduciary duty to us that is not eliminated by this provision of our certificate of incorporation and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL for breach of the director's duty of loyalty to us, for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by DGCL. This provision also does not affect the directors' responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that this provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) arising under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. Our Amended and Restated Certificate of Incorporation and Restated By-Laws eliminate the personal liability of our directors to the fullest extent permitted by Section 102(b)(7) of the DGCL and provides that we shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director, officer, employee or agent of us, or is or was serving at our request as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. In addition, we have entered into agreements with our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. See "Description of Capital Stock—Limitation of Liability and Indemnification" and "Certain Relationships and Related-Party Transactions—Indemnification Agreements" for a description of these agreements. In addition, we have liability insurance covering our officers and directors for claims asserted against them in their capacity as such, including claims under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

        Pursuant to our Modified Plan, the Bankruptcy Court authorized us to issue 8 million shares of our common stock on a pro rata basis to our pre-reorganization unsecured creditors in respect of their allowed claims in the bankruptcy proceedings. From the date we emerged from bankruptcy through December 19, 2003, we issued 7,706,894 shares of our common stock to our pre-reorganization unsecured creditors. We expect to issue the remaining 293,106 shares after the final reconciliation of all allowed pre-petition bankruptcy claims filed against us during the bankruptcy proceedings, which is expected to be completed during 2004. We have not received any proceeds from the shares issued and will not receive any proceeds from the shares to be issued. The shares were, and will be, issued in reliance on the exemption from registration provided under Section 1145 of the U.S. Bankruptcy Code.

        Pursuant to our Modified Plan, the Bankruptcy Court also authorized us to issue warrants to purchase up to 800,000 shares of our common stock on a pro rata basis to certain of our pre-reorganization unsecured creditors in respect of their allowed claims in the bankruptcy proceedings. From the date we emerged from bankruptcy through December 19, 2003, we issued warrants to purchase an aggregate of 759,690 shares of our common stock. We expect to issue warrants to purchase the remaining 40,310 shares after the final reconciliation of allowed pre-petition unsecured bankruptcy claims filed against us during our bankruptcy proceedings. In addition, pursuant to the Note and Warrant Purchase Agreement, we have issued warrants to purchase 606,316 and 67,368 shares of our common stock to Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, respectively, the lenders under our senior subordinated term loan. We have not received any proceeds from the issuance of the outstanding warrants and we will not receive any proceeds from the issuance of the warrants expected to be issued in respect of our pre-reorganization unsecured creditors in the bankruptcy proceedings. We may, however, receive proceeds when and if the warrants are exercised provided that the warrants are not exercised pursuant to the terms of the net exercise provisions contained therein. The warrants were, and will be, issued in reliance on the exemption from registration provided under Section 1145 of the U.S. Bankruptcy Code. For more information regarding our common stock and the warrants, please see "Description of Capital Stock."

Item 16. Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit No.	Description
2.1	Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed December 20, 2001)
2.2
Disclosure Statement with Respect to Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession (Incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed December 20, 2001)

2.3
Findings of Fact, Conclusions of Law, and Order Confirming Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated May 21, 2002 (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed June 4, 2002)
2.4
Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated April 3, 2002 (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed June 4, 2002)
2.5
Disclosure Statement with Respect to Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated April 3, 2002 (Incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed June 4, 2002)
2.6
Modification to the Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated July 26, 2002 (Incorporated by reference to Exhibit 2.7 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
2.7
Supplemental Disclosure With Respect to Second Amended Joint Plan of Reorganization of the Registrant Regarding Modification of the Registrant and Its Affiliated Debtors and Debtors in Possession dated July 26, 2002 (Incorporated by reference to Exhibit 2.8 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
2.8
Supplemental Disclosure with Respect to Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated August 23, 2002 (Incorporated by reference to Exhibit 2.8 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
2.9
Findings of Fact, Conclusions of Law, and Order Confirming Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession, as Modified, dated October 9, 2002 (Incorporated by reference to Exhibit 2.9 to the Registrant's Current Report on Form 8-K filed October 9, 2002)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
3.2	Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
4.1	Form of Common Stock Certificate of the Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed January 2, 2003)
4.2	Form of Warrant Certificate of the Registrant (Incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A filed January 2, 2003)
4.3
Warrant Agreement dated as of October 10, 2002, between the Registrant and American Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-A filed January 2, 2003)
4.4
Amendment No. 1 to Warrant Agreement dated as of December 19, 2002, between the Registrant and American Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.4 to the Registrant's Form 8-A filed January 2, 2003)

4.5	Registration Rights Agreement dated as of October 10, 2002, between the Registrant and the Initial Holders (Incorporated by reference to Exhibit 4.5 to the Registrant's Form 8-A filed January 2, 2003)
5.1*	Opinion regarding legality
10.1
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Michael D. Kallet (Incorporated by reference to Exhibit 10.77 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.2
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and John Colgan (Incorporated by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.3
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Richard E. Fish (Incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.4
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Bernard L. Zuroff (Incorporated by reference to Exhibit 10.80 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.5
Fourth Amendment to Lease, dated as of June 28, 2001, between Trinet Realty Investors V, Inc. as landlord and ICG Holdings, Inc. as tenant (Incorporated by reference to Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.6
Agreement Regarding Option and Exercise of Option dated as of June 28, 2001, by Trinet Realty Investors V, Inc. and ICG Corporate Headquarters, L.L.C. (Incorporated by reference to Exhibit 10.82 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.7
Amended and Restated Employment Agreement, dated June 21, 2001, by and between the Registrant, ICG Holdings, Inc., ICG Services, Inc., ICG Equipment, Inc., and ICG Telecom, Inc., and Randall Curran (Incorporated by reference to Exhibit 10.84 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001)
10.8
Senior Financing Agreement by and among the Registrant and its affiliated debtor subsidiaries identified therein, Royal Bank of Canada, as Administrative Agent and as collateral agent, and Wachovia Bank, National Association, as documentation agent, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
10.9
Note and Warrant Purchase Agreement by and among the Registrant, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.86 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
10.10
Escrow Agreement by and among the Registrant, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
10.11	Directors' Stock Option Plan dated February 10, 2003 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)

10.12
Indemnification and Advancement of Expenses Agreement between the Registrant and William Connors, dated March 17, 2003 (Incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.13
Indemnification and Advancement of Expenses Agreement between the Registrant and Timothy Price, dated March 20, 2003 (Incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.14
Indemnification and Advancement of Expenses Agreement between the Registrant and Joseph Thornton, dated March 17, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.15
Indemnification and Advancement of Expenses Agreement between the Registrant and John Scarpati, dated March 17, 2003 (Incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.16
Indemnification and Advancement of Expenses Agreement between the Registrant and Randall Curran, dated March 17, 2003 (Incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.17
Letter Agreement between the Registrant and Royal Bank of Canada, and Consent by Subsidiary Guarantors (Incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.18
Settlement Agreement between ICG Telecom Group, Inc. and Qwest Services Corporation and its wholly owed subsidiaries Qwest Communications Corporation and Qwest Corporation, dated September 30, 2003 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed October 1, 2003)
21.1	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
23.1	Consent of KPMG LLP, Independent Auditors
23.2*	Consent of General Counsel to the Registrant (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment

(b)
Financial Statement Schedules

Schedule No.	Description
I	Independent Auditors' Report on Schedule II.
II	Valuation and Qualifying Accounts for the years ended December 31, 2000, December 31, 2001 and December 31, 2002.

Schedule I

Independent Auditors' Report

The Board of Directors and Stockholders

ICG Communications, Inc.:

        Under the date of February 28, 2003, we reported on the consolidated balance sheets of ICG Communications, Inc. and subsidiaries as of December 31, 2001 (Predecessor Company) and 2002 (Reorganized Company), and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2000 and 2001, the period January 1, 2002 to October 11, 2002 (Predecessor Company) and the period October 12, 2002 to December 31, 2002 (Reorganized Company), which are included in the Company's Annual Report on Form 10-K for the year ended December 31, 2002. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement Schedule II: Valuation and Qualifying Accounts. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

        In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        The audit report on the consolidated financial statements of ICG Communications, Inc. and subsidiaries referred to above contains an explanatory paragraph that states that on October 10, 2002, the Company emerged from bankruptcy. The financial statements of the reorganized Company reflect assets at reorganization value and liabilities at fair value under fresh-start reporting as of October 11, 2002. As a result, the financial statements of the reorganized Company are presented on a different basis than those prior to the reorganization and, therefore, are not comparable in all respects.

        As discussed in Note 4 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards No. 145 effective October 11, 2002.

/s/ KPMG LLP

Denver, Colorado

February 28, 2003

Schedule II

ICG COMMUNICATIONS, INC. AND SUBSIDIARIES
Valuation and Qualifying Accounts

		Additions
Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
	(in thousands of dollars)
Allowance for uncollectible trade receivables:
Year ended December 31, 2000	78,682	84,457	—	(68,854)	94,285
Year ended December 31, 2001	94,285	14,236	—	(64,307)	44,214
Year ended December 31, 2002	44,214	5,294	2,567	(43,058)	9,017
Allowance for uncollectible other receivables:
Year ended December 31, 2000	—	—	—	—	—
Year ended December 31, 2001	—	—	—	—	—
Year ended December 31, 2002	—	2,000	2,400	—	4,400
Restructuring accruals:
Year ended December 31, 2000	—	—	—	—	—
Year ended December 31, 2001	—	—	—	—	—
Year ended December 31, 2002	—	20,412	—	(3,678)	16,734

See accompanying independent auditors' report.

Item 17. Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the General Corporation Law of the State of Delaware, the Amended and Restated Certificate of Incorporation, as amended, or the Restated By-Laws of registrant, indemnification agreements entered into between registrant and its officers and directors, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on December 24, 2003.

ICG COMMUNICATIONS, INC.
By:	/s/ JEFFREY R. PEARL Name: Jeffrey R. Pearl Title: Interim Chief Executive Officer

        KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints, jointly and severally, Jeffrey R. Pearl, Richard E. Fish, Jr. and Bernard L. Zuroff, and each one of them, his true and lawful attorney-in-fact and agents, each with full power of substitution and resubstitution, for his and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JEFFREY R. PEARL Jeffrey R. Pearl	Interim Chief Executive Officer (principal executive officer)	December 24, 2003
/s/ RICHARD E. FISH, JR. Richard E. Fish, Jr.	Executive Vice President and Chief Financial Officer (principal financial officer)	December 24, 2003
/s/ JOHN V. COLGAN John V. Colgan	Senior Vice President—Finance and Controller (principal accounting officer)	December 24, 2003
/s/ TIMOTHY F. PRICE Timothy F. Price	Director	December 24, 2003
/s/ JOSEPH R. THORNTON Joseph R. Thornton	Director	December 24, 2003
/s/ WILLIAM J. CONNORS William J. Connors	Director	December 24, 2003
/s/ JOHN A. SCARPATI John A. Scarpati	Director	December 24, 2003

EXHIBIT INDEX

Exhibit No.	Description
2.1	Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed December 20, 2001)
2.2
Disclosure Statement with Respect to Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession (Incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed December 20, 2001)
2.3
Findings of Fact, Conclusions of Law, and Order Confirming Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated May 21, 2002 (Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed June 4, 2002)
2.4
Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated April 3, 2002 (Incorporated by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed June 4, 2002.)
2.5
Disclosure Statement with Respect to Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated April 3, 2002 (Incorporated by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K filed June 4, 2002)
2.6
Modification to the Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated July 26, 2002 (Incorporated by reference to Exhibit 2.7 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
2.7
Supplemental Disclosure With Respect to Second Amended Joint Plan of Reorganization of the Registrant Regarding Modification of the Registrant and Its Affiliated Debtors and Debtors in Possession dated July 26, 2002 (Incorporated by reference to Exhibit 2.8 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
2.8
Supplemental Disclosure with Respect to Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession dated August 23, 2002 (Incorporated by reference to Exhibit 2.8 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
2.9
Findings of Fact, Conclusions of Law, and Order Confirming Second Amended Joint Plan of Reorganization of the Registrant and Its Affiliated Debtors and Debtors in Possession, as Modified, dated October 9, 2002 (Incorporated by reference to Exhibit 2.9 to the Registrant's Current Report on Form 8-K filed October 9, 2002)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
3.2	Amended and Restated By-Laws of the Registrant (Incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed October 17, 2002)
4.1	Form of Common Stock Certificate of the Registrant (Incorporated by reference to Exhibit 4.1 to the Registrant's Form 8-A filed January 2, 2003)
4.2	Form of Warrant Certificate of the Registrant (Incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-A filed January 2, 2003)

4.3
Warrant Agreement dated as of October 10, 2002, between the Registrant and American Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.3 to the Registrant's Form 8-A filed January 2, 2003)
4.4
Amendment No. 1 to Warrant Agreement dated as of December 19, 2002, between the Registrant and American Stock Transfer & Trust Company, as warrant agent (Incorporated by reference to Exhibit 4.4 to the Registrant's Form 8-A filed January 2, 2003)
4.5	Registration Rights Agreement dated as of October 10, 2002, between the Registrant and the Initial Holders (Incorporated by reference to Exhibit 4.5 to the Registrant's Form 8-A filed January 2, 2003)
5.1*	Opinion regarding legality
10.1
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Michael D. Kallet (Incorporated by reference to Exhibit 10.77 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.2
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and John Colgan (Incorporated by reference to Exhibit 10.73 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.3
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Richard E. Fish (Incorporated by reference to Exhibit 10.74 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.4
Employment Agreement, dated as of February 26, 2001, by and between the Registrant and Bernard L. Zuroff (Incorporated by reference to Exhibit 10.80 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.5
Fourth Amendment to Lease, dated as of June 28, 2001, between Trinet Realty Investors V, Inc. as landlord and ICG Holdings, Inc. as tenant (Incorporated by reference to Exhibit 10.81 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.6
Agreement Regarding Option and Exercise of Option dated as of June 28, 2001, by Trinet Realty Investors V, Inc. and ICG Corporate Headquarters, L.L.C. (Incorporated by reference to Exhibit 10.82 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2000)
10.7
Amended and Restated Employment Agreement, dated June 21, 2001, by and between the Registrant, ICG Holdings, Inc., ICG Services, Inc., ICG Equipment, Inc., and ICG Telecom, Inc., and Randall Curran (Incorporated by reference to Exhibit 10.84 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001)
10.8
Senior Financing Agreement by and among the Registrant and its affiliated debtor subsidiaries identified therein, Royal Bank of Canada, as Administrative Agent and as collateral agent, and Wachovia Bank, National Association, as documentation agent, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.85 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
10.9
Note and Warrant Purchase Agreement by and among the Registrant, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.86 to the Registrant's Current Report on Form 8-K filed August 9, 2002)

10.10
Escrow Agreement by and among the Registrant, Madeleine L.L.C. and Morgan Stanley & Co., Incorporated, dated as of July 25, 2002 (Incorporated by reference to Exhibit 10.87 to the Registrant's Current Report on Form 8-K filed August 9, 2002)
10.11	Directors' Stock Option Plan dated February 10, 2003 (Incorporated by reference to Exhibit 10.8 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
10.12
Indemnification and Advancement of Expenses Agreement between the Registrant and William Connors, dated March 17, 2003 (Incorporated by reference to Exhibit 10.10 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.13
Indemnification and Advancement of Expenses Agreement between the Registrant and Timothy Price, dated March 20, 2003 (Incorporated by reference to Exhibit 10.11 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.14
Indemnification and Advancement of Expenses Agreement between the Registrant and Joseph Thornton, dated March 17, 2003 (Incorporated by reference to Exhibit 10.12 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.15
Indemnification and Advancement of Expenses Agreement between the Registrant and John Scarpati, dated March 17, 2003 (Incorporated by reference to Exhibit 10.13 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.16
Indemnification and Advancement of Expenses Agreement between the Registrant and Randall Curran, dated March 17, 2003 (Incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.17
Letter Agreement between the Registrant and Royal Bank of Canada, and Consent by Subsidiary Guarantors (Incorporated by reference to Exhibit 10.15 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2003)
10.18
Settlement Agreement between ICG Telecom Group, Inc. and Qwest Services Corporation and its wholly owed subsidiaries Qwest Communications Corporation and Qwest Corporation, dated September 30, 2003 (Incorporated by reference to Exhibit 99.1 on Form 8-K filed October 1, 2003)
21.1	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2002)
23.1	Consent of KPMG LLP, Independent Auditors
23.2*	Consent of General Counsel to the Registrant (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*
To be filed by amendment